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DATE : 4/10/03

VNU

Annual Report

002

APR 8 2003 AR/S

82-2876

AR/S
12-31-02

MARKETING INFORMATION

MEDIA MEASUREMENT & INFORMATION

BUSINESS INFORMATION

DIRECTORIES

vnu

Annual Report

2002

Contents

One Company, Multiple Brands

CLARITAS

Spectra

TradeDimensions

ACNielsen BASES
See tomorrow, today.

ACNielsen

vnu

vnu expositions

vnu business publications

vnu business media

Gouden Gids

PAGINI AURII
GOLDEN PAGES

Páginas Amarelas, S.A.

Golden Pages™

Gouden Gids
Pages d'Or

Nielsen
Media Research

Nielsen//NetRatings

MRP

Nielsen
Entertainment

IMS

PERQ/HCI
RESEARCH

SRDS®

Company Profile

VNU is a global media and information company with leading market positions and globally recognized brands in marketing information, media measurement and information, business information and directory publishing. The company's 'must have' business-to-business information, industry expertise, advanced analytical insights and leading-edge solutions combine to 'make businesses smarter' all over the world.

VNU is the world's leading market research company. We measure retail sales of consumer packaged goods, and study consumer attitudes and behavior to give our clients a competitive edge in today's fast-moving, complex marketplace. Our vast store of retail and consumer information, combined with our advanced analytical capabilities, yields valuable insights that help clients improve brand performance, develop and launch new products, and identify new marketing opportunities.

VNU is also the world's leading provider of media and entertainment information. We measure audiences for television, motion pictures, radio, print, the Internet, and other major media; track CD, video, DVD and book sales, and monitor where and how advertising money is being spent. Using this information, our software and solutions help media owners, agencies, advertisers and retailers plan and optimize their marketing activities.

VNU Business Information delivers news and vital information to help busy professionals stay on top of industry issues and make critical business connections. We offer more than 140 print publications, 150 trade shows and other business events, and numerous websites, each targeted to specific industry groups.

VNU World Directories helps businesses – large and small – to connect with customers around the world. We offer information and advertising through 150 telephone and yellow pages directories in seven countries. These directories are available in print, on-line and in mobile formats, giving millions of people access to their local marketplace.

VNU employs some 38,000 people worldwide, and is active in more than 100 countries. Around half of our EUR 4.3 billion in total revenues is generated in North America. Shares VNU nv are listed on Euronext Amsterdam stock exchange, and the company is part of the AEX index of leading Netherlands-based stocks. VNU is based in Haarlem, The Netherlands, with headquarters activities carried out in two locations: Haarlem and New York.

Over the last ten years, VNU has been transformed from a relatively small Dutch publishing firm into a global information and media company. This transformation has resulted in a company that is less dependent on cyclical advertising revenues, and more focused on recession-resilient, 'must have' business-to-business information.

Having completed this major transformation phase, VNU turned its attention last year to capitalizing on business synergies and streamlining processes. VNU is now focused on integrating information and assets across business units, in the pursuit of profitable new products and services that provide value added to the industries we serve. These efforts require the collective talent, expertise and coordination of VNU's people, who are becoming more and more focused on a 'One VNU' approach to doing business.

Message from the Chairman



Rob van den Bergh:

"Our strong 2002 results clearly demonstrate, that our transformation strategy is successful, and that our game plan is working."

VNU, with its rebalanced portfolio of leading information and media brands, delivered strong results in 2002, demonstrating that our transformation strategy is successful and that our game plan is working.
Despite disappointing economic conditions, we were able to grow our cash earnings per share (earnings before goodwill charges and extraordinary items) by 6% in 2002 – a result better than originally forecast. Our pro forma cash earnings per share at constant currencies increased by 13%.

More than five years ago, we set out to transform VNU. Back then, we were primarily a media and publishing company, with limited geographic reach, a focus on consumer information, and a heavy reliance on economically sensitive advertising revenues.
Today, VNU is, first and foremost, a business information company. Our increasingly recession-resilient portfolio now features some of the strongest brands in marketing and media information, and our media assets – which include trade magazines, websites, trade shows and directories – are also leaders in their fields, and remain critical pipelines for delivering content.
Transformed over the last five years, VNU has become a global provider of 'must have' business information, the kind of information companies rely on to run their operations and make better decisions every day.
This is particularly true of ACNielsen and Nielsen Media Research – our two largest and most significant acquisitions in recent years. With their reliable revenue streams and double-digit income growth, these two businesses were the strong-running engines that powered our performance in 2002, our first full year as a transformed company.

VNU Marketing Information – with ACNielsen at its core – had a very successful year, with good revenue growth and an even better increase in profits. ACNielsen increased its market share in the United States and made substantial gains in Europe. One of ACNielsen's most significant wins of the year was the signing of Procter & Gamble to a long-term contract for Retail Measurement and Consumer Panel services in the United States.

VNU Media Measurement & Information also had an outstanding year, thanks in large measure to the strong performance of Nielsen Media Research in the United States. The Nielsen business has a powerful global franchise in television audience ratings and advertising information, a tremendous asset that can be leveraged for additional growth through geographic expansion and the development of new services. In addition, the group's entertainment information business, which last year adopted the *Nielsen* brand, had a strong 2002, fueled by robust demand from the growing motion-picture industry.

VNU Business Information, meanwhile, continued to struggle. Its trade magazines in Europe and the United States were buffeted by a severe downturn in advertising revenue, although the impact of the downturn was essentially muted by cost reductions. The problem was particularly acute in Europe, where advertising revenues were off 33%, led by declines in the IT and recruitment sectors. The German magazine *PC Professionell* and the UK magazine *Computeractive* were among the few publications that performed above expectations.
The United States, meanwhile, showed a slight improvement over the prior year, an early sign that the advertising recession may be at the bottom of its

current cycle. One particularly bright spot was *The Hollywood Reporter*, which continued to ride the success of the motion-picture industry.
Our Business Information group was also lifted by the performance of VNU Expositions in the United States. This business, which focuses on trade shows and conferences, is less cyclical than the rest of the group, and offers attractive opportunities to leverage economies of scale. Building on our success in the United States, we expanded our European trade show-activities by acquiring a 50% stake in Jaarbeurs Exhibitions & Media. In all, trade shows account for approximately 80% of the group's operating income.

VNU Directories also had a good year, delivering solid operating results and strong cash flows despite tight business conditions. The group's revenue base, which relies on more recession-resistant local advertising sales to small and medium-sized businesses, has remained stable and continues to be highly profitable. Results were helped by our acquisition of the remaining 63% of Golden Pages, Ireland. We also entered the Romanian market with a small acquisition of a minority interest in that country's leading publisher of telephone directories.

Looking to the future, we intend to achieve strong, sustainable growth through a combination of organic growth and acquisitions. Specifically, we plan to:

- Expand our Marketing Information and Media Measurement & Information activities worldwide, by offering new products and services, expanding our businesses geographically and by making selective, add-on acquisitions;
- Selectively expand our Business Information activities in the United States and Europe, particularly in the area of trade shows, and leverage our lower cost base in trade publications once the advertising recovery begins;
- Expand our Directories business into additional markets, especially in the smaller countries of Europe, and develop new products and services.

In the area of acquisitions, we believe the consolidation of the global information industry will continue in 2003, albeit at a much slower pace than in previous years. VNU intends to remain an active participant in this consolidation, but we too will take a slower, more measured approach. Our increased selectivity will be driven, in part, by our strong desire to lower our debt and strengthen our balance sheet – areas in which we have made substantial progress during 2002.

Apart from selective acquisitions, there are many opportunities for organic growth within VNU itself, and we are making a concerted, company-wide effort to tap into every one of them. Dedicated teams have been formed to find new ways to combine information from various sources within and across our groups. Our major objective is to create new and more profitable products and services that deliver even more insights, value and solutions to the industries we serve.
These organic growth opportunities, however, don't happen by accident. They require hard work and a melding of people and cultures that is not always easy, particularly for a company that is a product of so many acquisitions. Yet, we are determined to eliminate organizational silos, and break down all internal barriers to growth. Over the past year, we have made strong efforts to coordinate our activities, streamline operations, and establish new synergy processes – all of which are moving us closer to achieving a true 'One VNU' approach to doing business. There is, of course, much that remains to be done, but we are making good progress in this area.

With the twin uncertainties of a global recession and geopolitical tensions still looming, 2003 promises to be another challenging year for business. Nonetheless, we are in good shape, and well positioned for continued growth because of our more recession-resilient portfolio, our focus on cost controls and operating efficiency, and our commitment to capitalizing on the many business synergies that exist across our company. This is what we had in mind when we built and assembled the first-rate information and media assets that make up today's VNU. With the hard work, ingenuity and passion of our 38,000 people, I am more confident than ever that we will be able to unlock the enormous value in our company, and fully realize our vision of establishing VNU as a true global powerhouse in business-critical information.

Rob van den Bergh
Chairman of the Executive Board


Austria
Belgium
Bulgaria
Cyprus
Czech Republic
Denmark
Finland
France
Germany
Greece
Hungary
Ireland
Italy
Luxembourg
Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
United Kingdom
Canada
Mexico
United States
Costa Rica
El Salvador
Guatemala
Honduras
Nicaragua
Panama
Puerto Rico
Argentina
Brazil
Chile
Colombia
Ecuador
Paraguay
Peru
Uruguay
MARKETS AND COVERAGE
Country VNU is active
Marketing Information
Media Measurement & Information
Business Information
Directories


Armenia
Azerbaijan
Belarus
Croatia
Estonia
Georgia
Kazakhstan
Kyrgyzstan
Latvia
Lithuania
Moldova
Russia
Ukraine
Bahrain
Egypt
Israel
Jordan
Kuwait
Lebanon
Oman
Pakistan
Qatar
Saudi Arabia
Un. Ar. Emirates
Algeria
Cameroon
Ghana
Ivory Coast
Kenya
Morocco
Nigeria
South Africa
Tanzania
Tunisia
Uganda
Australia
Bangladesh
China
Hong Kong
India
Indonesia
Japan
Malaysia
Nepal
New Zealand
Philippines
Singapore
South Korea
Sri Lanka
Taiwan
Thailand
Vietnam

Geographical breakdown revenues


11%
30%
53%
6%

Geographical breakdown total operating income


10%
26%
60%
4%

United States / Canada
The Netherlands
Other European countries
Other worldwide

Group	Activities	Products & Services
Marketing Information ACNielsen ACNielsen Retail Measurement ACNielsen Consumer Panel ACNielsen Customized Research ACNielsen BASES	Market research and market analysis based on retail information, consumer behavior, consumer profiles, test marketing	ACNielsen, Scantrack, MarketTrack, Retail Index, Modeling & Analytics, KnowledgeWorks, Spaceman, Priceman, Homescan, Homepanel, BASES, ACNielsen Market Decisions, ACNielsen Answers, Category Business Planner, Sales Management Planner, ACNielsen Consult, ACNielsen Online, ACNielsen Winning Brands, ACNielsen eQ
Spectra Marketing Systems Trade Dimensions Claritas (USA) Claritas (Europe) Solucient (36%)	Marketing support services including geodemographic information, lifestyle data of demographically balanced households, data analysis of client databases, consumer segmentation and targeting capabilities, database marketing	Claritas - PRIZM, iMark, ConsumerPoint, BusinessPoint, Spectra - InfiNet, Advantage, Enlighten, Trade Dimensions - TDLinx
Media Measurement & Information Media Measurement Division Nielsen Media Research	In the United States: television ratings and competitive advertising intelligence; outside the US: television and radio audience measurement, advertising information services, print readership and customized media research services	Nielsen Media Research, People Meters, Galaxy Explorer and Galaxy Navigator, NPOWER, MarketBreaks, eVIO, Star, Monitor Plus, Ad*Views, AdEx International, MediaPix, TVPix, Ad Dynamix, CabSat Asia, Media Index, Panorama
Internet Measurement Division NetRatings (65%)	Internet measurement and analysis	Nielsen//NetRatings, AdRelevance, @plan, WebRF, Analytical Services
Entertainment Information Division Nielsen EDI Nielsen ReelResearch Nielsen Broadcast Data Systems (BDS) Nielsen Retail Entertainment Information Nielsen National Research Group (NRG) Nielsen Entertainment Marketing Solutions (EMS)	Entertainment information including daily motion-picture box office results, information on music programming, 'point-of-sale' data of music, video/DVD and book retail sales and bibliographic data, creative testing of film, TV programming and advertising materials, on-line research services	Nielsen SoundScan, Nielsen BookScan, Nielsen VideoScan, Nielsen BookData, ReelResearch, Box Office Flash Figures Online (BOFFO), Robo A&R, Insight, FilmSource, CINESYS, BDS Realtime Suite, Whitaker Books in Print, TeleOrdering, Market Navigator
Media Solutions Division Interactive Market Systems (IMS) Marketing Resources Plus (MRP) Perq/HCI Research Scarborough Research (49%) SRDS	Media information including advertising expenditures, circulation figures, media planning and buying systems and software, healthcare data, local/regional/national consumer information	SmartPlus, PrintPlus, Brandfx, MediaPlan, WebRF, Advertising Source, Online Planning System, International Media Guides, Scarborough USA+, PRIME NExT, Stat Shop
Business Information VNU Business Media USA VNU Business Publications USA VNU Expositions VNU eMedia & Information Marketing	Business magazines, trade shows and conferences, sales and marketing, advertising, entertainment, music, design, training, incentives, food and beverages, gifts and merchandise, sports and apparel, jewelry, real estate and construction, and travel; these businesses are supported by comprehensive on-line and information marketing services	Magazine brands: Billboard, The Hollywood Reporter, Adweek, Brandweek, Mediaweek, National Jeweler, Successful Meetings, Business Travel News, Architecture, Contract, Commercial Property News, Restaurant Business, Convenience Store News; Expositions events: GlobalShop, Jewelers of America Show, Kitchen & Bath Industry Show, Hospitality Design, Medtrade, ShoWest, Outdoor Retailer, Action Sports Retailer
VNU Business Media Europe VNU Business Publications in Belgium, France, Germany, Italy, Spain, The Netherlands, United Kingdom; BIAS, Imark Communications, Learned Information, Jaarbeurs Exhibitions & Media (50%)	Business and special interest magazines, trade shows and conferences and electronic information on information technology, recruitment market, management, media & marketing, finance, engineering, fashion, process automation, construction, chemical industry, agro & food industry	Magazine brands: Accountancy Age, Intermediair, Management Team, Computing, Computable, Computeractive, Computer Idea, Computer Magazine, IT Week, CRN, PC Actual, PCM, PCMagazine, PC Professionell, PC Expert, Personal Computer World, SVM, SVM Mac, Elettronica Oggi, Automazione Oggi, Pubblicita Italia, Anuncios, vnunet; Expositions events: BIAS, Construction Fair, VIV, Bulk & Powder, Microelettronica, Softworld, Projectworld, Project Leadership Conference
Directories Promedia Gouden Gids Golden Pages Paginas Amarelas (75%) Verizon Information Services (40%) Telkom Directory Services (33%) Pagini Aurii (28%)	Telephone and business directories, information services, Internet directories, hosting of websites and virtual web shops	Gouden Gids, Pages d'Or, Golden Pages, Paginas Amarelas, Pagini Aurii

○ = 1% | 1 figure = 1,000 employees

Important client groups	Revenue share in %	Number of employees
Manufacturers and retailers of fast-moving consumer goods (FMCG), department stores, supermarkets, financial services, automotive, travel, computers, telecommunications, utilities, information technology, marketers, advertisers, media companies, pharmaceutical and related healthcare industries, mail-order companies, charities, durables	46%	24,791 employees
Advertisers, advertising agencies, media planners, programmers, government agencies, media companies, broadcast television networks, cable networks, cable operators and satellite services, radio broadcasters, newspaper and magazine publishers, outdoor advertising, and Internet companies. Advertisers, advertising agencies, media companies, content publishers, financial services, Internet marketers Motion-picture studios, theatrical marketing, distribution, production, home entertainment, motion-picture distributors, music labels, radio broadcasters, music/video/DVD/book retailers, book publishers, libraries, TV program developers, advertisers Advertisers, advertising agencies, publishing companies, radio and TV stations, pharmaceutical and related healthcare industries, sports teams/leagues, newspapers, Internet companies	24%	7,834 employees
Professionals and advertisers in the fields of film, music, entertainment, architecture, photography, marketing, advertising, healthcare, incentives, training, sports and sports clothing, jewelry, gifts, real estate and construction, travel, food and beverage Professionals and advertisers in the fields of information technology, career, management, finance, engineering, process automation, media & marketing, fashion, construction, chemical industry, agro & food technology	18%	2,863 employees
Advertisers with small and medium-sized businesses	12%	1,986 employees

Major Events in 2002

January

VNU acquires the Spanish publishing company Publicaciones Profesionales. This company publishes trade magazines and organizes industry events for the advertising and marketing sector.

April

NetRatings acquires the assets of *AdRelevance*, a provider of on-line advertising expenditure measurement, which operated as a division of Jupiter Media Metrix for USD 8.5 million.

May

VNU Media Measurement & Information launches a global branding initiative, including a new '*Nielsen*' visual identity, across the media measurement and entertainment divisions of this group. Re-uniting Nielsen Media Research in the United States with ACNielsen Media International under the name Nielsen Media Research creates a global brand and the number one media measurement business in the world.

VNU increases its interest in the directories company Golden Pages, Ireland from 37% to 100% for EUR 185 million. The acquisition strengthens VNU's directories business and is in line with the company's objective of increasing ownership and control of the directories associates that VNU does not wholly own.

VNU issues 7,851,900 new common shares, priced at EUR 33.75 per share, to institutional investors through a private placement. Proceeds of approximately EUR 265 million are used to finance the purchase of VNU's increased interest in Golden Pages, Ireland, to repay existing indebtedness and for general corporate purposes.

NetRatings acquires from ACNielsen the remaining 80% interest of ACNielsen eRatings. As a result of this transaction, VNU increases its majority interest in NetRatings to 65%. Separately, NetRatings acquires *@plan*, a syndicated, survey-based audience measurement tool for media planning, buying and selling, from DoubleClick. NetRatings also acquires Jupiter Media Metrix's contracts for European internet audience measurement, and settles patent litigation.

VNU World Directories acquires a 28% interest in Pagini Aurii, Romania's leading telephone directories company, based in Bucharest, for USD 6 million.

November

VNU renews a committed senior revolving syndicated credit facility of EUR 240 million until July 2005. With this early renewal, VNU further reduces its short-term refinancing requirements.

December

ACNielsen wins a major five-year contract with Procter & Gamble to provide retail market share data and consumer purchase information in the United States.

Financial Highlights

Key figures	2002	2002	2001	change %
AMOUNTS × 1,000	USD	EUR	EUR	
Total revenues	3,995,773	4,275,477	4,825,093	(11.4)
Operating income of subsidiaries	697,049	745,842	806,014	(7.5)
Total operating income before goodwill charges	715,244	765,311	835,201	(8.4)
Operating income after goodwill charges	447,614	478,947	434,316	10.3
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	422,650	452,235	415,582	8.8
Earnings before extraordinary items	158,571	169,671	14,697	1,054.5
Net earnings	158,571	169,671	1,004,096	(83.1)
Cash flows from operating activities	583,934	624,809	517,118	20.8
Net investments in property, plant and equipment	184,969	197,917	238,617	
Acquisition of subsidiaries and associates	304,905	326,248	2,782,593	
Divestiture of subsidiaries and associates	(15,874)	(16,985)	(1,289,437)	
Tangible and intangible fixed assets	9,091,918	8,722,101	9,687,009	(10.0)
Working capital exclusive of cash	(593,587)	(569,443)	(1,022,245)	
Shareholders' equity	4,781,722	4,587,224	4,995,366	(8.2)
Guarantee capital	5,556,672	5,330,652	5,677,766	(6.1)
Subordinated loans, debenture loans and private placements, current portion of long-term debt, and short-term debt minus cash (net debt)	3,675,116	3,525,629	4.158.618	(15.2)
Number of common shares outstanding		247,753,249	238,092,419	4.1
Average number of common shares outstanding		243,994,317	237,082,351	2.9
Interest coverage ratio (target VNU)		4.2	3.1	
Interest coverage ratio (financial covenant)		5.6	4.1	
Net debt : EBITDA (see page 131)		3.8	4.2	
Number of full-time employees at year-end*		37,590	37,235	1.0

* The number of employees for our 50% owned joint ventures are included proportionally.

Data per Common Share	2002	2002	2001	change %
AMOUNTS × 1	USD	EUR	EUR	
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	1.71	1.83	1.73	5.8
Earnings before extraordinary items	0.63	0.67	0.04	
Fully-diluted earnings before extraordinary items	0.63	0.67	0.04	
Cash flows from operating activities	2.39	2.56	2.18	17.4
Shareholders' equity	19.31	18.52	20.98	(11.7)
Dividends (2002 proposal)	0.51	0.55	0.52	5.8
Dividends : earnings before goodwill amortization, impairment charges and extraordinary items (in %)		30.1	30.1	
Highest market price	39.87	38.25	58.45	
Lowest market price	18.60	17.84	26.16	
Market price at year-end	25.90	24.85	34.51	

In order to facilitate on an international basis, current year euro (EUR) balance sheet amounts have been translated into US dollars (USD) at the December 31, 2002 exchange rate of USD 1.00 = approximately EUR 0.96, while the statement of earnings/cash flows amounts have been translated based on the weighted average exchange rate of approximately USD 1.00 = EUR 1.07.

Executive Board



From left: Frans Cremers, Gerald Hobbs (Vice-Chairman), Rob van den Bergh (Chairman), Michael Connors

R.F. van den Bergh (52), Chairman

Nationality: Dutch

Mr. Van den Bergh has been a member of the Executive Board since 1992, Vice Chairman of the Executive Board since 1998, and Chairman of the Executive Board since 2000. Mr. Van den Bergh also serves on the Board of Supervisory Directors of Getronics nv, NPM Capital nv, Pon Holdings bv, and as a member of the Advisory Council of ABN AMRO Holding nv.

G.S. Hobbs (61), Vice Chairman

Nationality: American

Mr. Hobbs has been a member of the Executive Board since 1998, and Vice Chairman of the Executive Board since 2001. Mr. Hobbs also serves as Chairman of VNU inc. Prior to joining our company in 1994, mr. Hobbs was Chief Executive Officer of BPI Communications.

M.P. Connors (47)

Nationality: American

Mr. Connors has been a member of the Executive Board since 2001. He has been Chairman and Chief Executive Officer of the Media Measurement & Information group since 2001, and Vice Chairman of ACNielsen since 1996. Prior to joining ACNielsen, mr. Connors was Senior Vice President and Chief Human Resources Officer of Dun & Bradstreet and Senior Vice President for American Express Travel Related Services.

R.F.L.M. Cremers (51), CFO

Nationality: Dutch

Mr. Cremers has been a member of the Executive Board since 1997. Mr. Cremers also serves as a member of the Board of Supervisory Directors of nv Nederlandse Spoorwegen, and as a member of the 'Commissie Openbare Biedingen' of the Dutch financial authority 'Autoriteit Financiële Markten'. Prior to joining our company, mr. Cremers worked for the Royal Dutch/Shell Group for 21 years in a number of countries in a variety of management positions.

Executive Board's Report

Vision and Strategy

VNU believes in sustainability – both in its financial performance and in its relationships with key stakeholders. We aim to deliver high-value products to our clients and seek mutual benefit in our business relations, deliver consistent, profitable growth to our shareholders, and remain a good employer for our people.

Our information products and services make VNU a vital part of several business value chains, and contribute to the sustainability of our clients' businesses. In a broader sense, our information and services make an important contribution to the economic and social development of local and global communities. We aim to achieve sustainable growth for VNU and the industries we serve, even as we strive to minimize the impact of our operations on the environment.

VNU's business strategy is:

- To own market-leading, branded information businesses;
- To focus on high-growth and high-margin business-to-business information;
- To maintain a broad geographic mix of activities;
- To operate under a conservative capital structure.

To implement this strategy, VNU has defined these key objectives:

- To add more value through enhanced integration of need-to-know information;
- To develop new products by cross-leveraging assets;
- To focus on selected marketplaces, including vertical industry segments and new geographies;
- To drive for cost leadership and operational excellence by making use of shared corporate services across its businesses.

VNU continues to focus on reducing its dependency on cyclical advertising revenues. For instance, our revenues generated from advertising – excluding those in the more recession-resilient directory business – amounted to less than 10% of total revenues in 2002, down sharply from five years ago, when advertising sales comprised 32% of our revenue base.

We believe there will continue to be a growing demand for the information services we offer through our Marketing Information and Media Measurement & Information groups. The information provided by these groups is considered by clients to be essential for running their own businesses effectively.

In seeking sustainable profit growth, our management makes every attempt to balance short-term goals with a longer-term, strategic vision for the company. We embrace a truly international style of management that draws on the unique and varied experience of our multinational management team. This diversity of thought, combined with our varied, information-based product portfolio and extensive international reach, offers many opportunities to develop business synergies and integrate operations for enhanced, profitable growth. In the past year, as part of our 'One VNU' approach to doing business, we have made great strides to coordinate our activities, streamline our operations, and establish new business processes, with the goal of attaining cost leadership and operational excellence. We have also formed dedicated teams to identify and capitalize on the many opportunities we have to combine our information and resources for the development of new products and services that deliver the value-added insights and business solutions to the industries we serve.

Social and environmental responsibility has always been an implicit part of VNU's activities.
With operations at 250 sites in some 100 countries worldwide, VNU is very much part of society, and must behave in a socially responsible manner. We realize that public acceptance of our activities is necessary for our long-term success. In this regard, it is essential that our Business Principles are clearly visible to all our stakeholders.

These principles, which developed and evolved on a somewhat informal basis in our various business units, have now been codified and expressed in a formal set of VNU Business Principles. These principles, which have been introduced company-wide and published on our corporate website, state our commitment to sustainable behavior, and encourage all employees to actively embrace this corporate responsibility.

To ensure compliance with our principles, all senior VNU management sign a Letter of Representation to the Executive Board. In this annual Letter of Representation, VNU management also identifies any problems with respect to the principles that require remedial action. Primarily, this Letter of Representation demonstrates our compliance with applicable laws, regulations, accounting principles and other matters. Senior managers are responsible for the accuracy of this information and have to sign and submit this Letter attesting to this. We have conducted this yearly process since decades.

Corporate social responsibility and sustainability, as previously stated, are integral to VNU's business practices. However, systems for measuring the value created in these areas are not nearly as well developed as those for measuring economic value creation. The transformation of our portfolio in the recent years has brought us world-class assets, significant growth and a level of resilience to recessionary pressures. The transformation has also brought us a combination of distinct companies and cultures to integrate. These businesses, for the most part, share similar sustainability risks, such as the continuing need for electric power to operate our mainframe and personal computers, and the availability of talented senior management and staff to maintain high levels of service. However, each of our varied business units also faces sustainability risks that are unique to their own business.

Paper usage is an issue for our printed products, which represent approximately 20% of our product portfolio, while dealing with a variety of data protection acts is an important factor for our market and media research activities. Compensation and benefit conditions in existing employment contracts can differ substantially, country by country.

Surveys on corporate sustainability often presuppose that conditions and policies are alike throughout an entire company. In reality, VNU faces a variety of situations across its business units, and must strive to provide more complete information on its primary social and environmental performance. VNU plans to gradually achieve this goal along the guidelines of the Global Reporting Initiative (GRI).
VNU has been selected as an index component of the Dow Jones Sustainability World Indexes (DJSI World) and Dow Jones STOXX Sustainability Indexes (DJSI STOXX) in 2002.

VNU will continue to operate as a sustainable business. We will focus on our clients, creating innovative products and services that add value to their businesses and ours, be action- and result-oriented, promote entrepreneurial spirit and take calculated risks, behave with integrity and respect for others and nature, and pursue an open dialogue with our stakeholders.

Business Principles

In March 2002, VNU formalized the company's Business Principles. We have communicated the principles inside and outside the company. We used the second half of 2002 to explain the principles to our employees and asked them to put these principles into practice. The principles were initially translated in seven languages, and have since been translated into additional languages on a local basis. To help the group CEOs implement the Business Principles, a so-called Toolbox has been developed and distributed. This Toolbox contains background information, artwork, best practices and other reference materials on the business principles. In each group, existing policies were reviewed for their compliance with the overall Business Principles.
Every VNU employee is expected to comply with these Business Principles. At companies VNU does not wholly own, we will use our influence, where possible, to ensure that these business units operate in a way that is compatible with our principles. VNU's eight principles address the main issues concerning the company's sustainability (see page 57).

Operating margin
IN %


2002
17.4
2001
16.7
2000
20.7
1999
20.3
1998
19.5

Revenues and income
X EUR 1 MILLION

- total revenues
- total operating income
- cash earnings
- earnings before extraordinary items


2002
170
452
765
4275
2001
15
416
835
4825
2000
222
407
729
3385
1999
247
320
604
2809
1998
233
272
491
2427

Per common share
X EUR

- dividends
- cash earnings


2002
0.55
1.83
2001
0.52
1.73
2000
0.52
1.78
1999
0.48
1.65
1998
0.43
1.43

Highest and lowest market price
X EUR

- high
- low


39.93
22.78
52.31
30.37
78.30
45.28
58.45
26.16
38.25
17.84
1998
1999
2000
2001
2002

VNU is primarily a service provider, since our main products are based on information, and the value we deliver is based on this information and the collective expertise and experience of our employees. We have no industrial production plants, so the social aspects of our business have been given more emphasis than the environmental aspects.
Since VNU operates in more than 100 countries, the Business Principles to which we are committed must be adaptable to local conditions. Wherever we do business, VNU's Business Principles reflect our commitment to accountability and to respecting basic rights and values in accordance with guidelines for multinational enterprises like the OECD (Organization of Economic Cooperation and Development) provides.

VNU recognizes that a large number of groups have a legitimate interest in the company's business activities. We maintain an ongoing dialogue with these groups, which include shareholders, employees, employee representatives, clients, business partners, suppliers, external advisors, the media, local communities, consumers in general, NGO's, governments and regulatory authorities, all stakeholders in VNU.

2002: VNU performed above its expectation

Despite tough economic conditions, VNU proved its fundamental strength and performed above its initial expectations in 2002. The company's rebalanced portfolio has proven itself to be fundamentally stronger and more resilient to recession than the previous business mix, which was more reliant on economically sensitive advertising revenues. VNU's leading businesses in 'must have' marketing, media and business-to-business information activities delivered solid growth in 2002, along with a steadier, more reliable revenue stream based on long-term contracts.
VNU Marketing Information, comprised primarily of ACNielsen; VNU Media Measurement & Information, led by Nielsen Media Research; and VNU Expositions in the United States performed especially well. Activities of these units account for approximately 75% of total revenues and approximately 69% of total operating income.
In addition to the solid contributions of these business units, our improved results are a consequence of the impact of continued cost controls across the company, particularly in our Business Information group.

During 2002, VNU focused on organic growth through the continued development of enhanced products and value-added services and solutions, as well as corporate integration, process improvements and operational streamlining.
Our largest business groups – Marketing Information and Media Measurement & Information – delivered strong revenue growth and margin improvement. This growth partially offset the fall-off in advertising sales generated by our business magazines, published by our Business Information group. However, VNU Expositions, our trade show business that is part of our Business Information group, delivered strong results.
The Directories group delivered good operating results and strong cash flows, and strengthened its market position by acquiring 100% of the Golden Pages business in Ireland, up from its previous stake of 37%.

Organically, total revenues of the Marketing Information group increased by 5% on a constant-currency, pro forma basis, while operating income grew 6% on the same basis.
Pro forma organic revenue growth for the Media Measurement & Information group amounted to 4%. Pro forma operating income increased substantially by 20%. Pro forma data for Marketing Information and Media Measurement & Information include ACNielsen from January 1, 2001.
Total operating income of the Business Information group declined by 5%. The group's advertising revenues in local currencies declined by approximately 33% in Europe and by approximately 18% in the United States. These declines were balanced by substantial cost reductions.
Total revenues on a pro forma basis for the Directories group, including 100% of Golden Pages, Ireland, declined slightly by 2%, while total operating income slightly improved by 1% compared to 2001.

Development in Cash Earnings

In 2002, cash earnings – earnings before goodwill amortization, impairment charges and extraordinary items – increased by 9% to EUR 452 million from EUR 416 million.

Cash earnings per share – earnings per share before goodwill amortization, impairment charges and extraordinary items – increased by 6% to EUR 1.83 from EUR 1.73. The average number of common shares outstanding increased by 3% to 244 million.

Earnings before extraordinary items increased to EUR 170 million from EUR 15 million. However, in 2001 earnings before extraordinary items declined due to impairment charges, which amounted to EUR 140 million compared with EUR 38 million in 2002. As a result of the extraordinary gain in 2001, resulting from the divestiture of the Consumer Information and Educational Information groups, net earnings after extraordinary items declined by 83% to EUR 170 million from EUR 1,004 million.

The company's 2001 results include the Consumer Information and Educational Information groups through the dates those businesses were sold (October 1, 2001 and August 28, 2001 respectively), whereas ACNielsen has been consolidated as of the date of acquisition (February 16, 2001). To get a better insight into the performance of the company, it is also appropriate to compare the 2002 cash earnings per share figure of EUR 1.83 with the 2001 pro forma cash earnings per share of EUR 1.67, as presented in our 2001 Annual Report. This last figure reflects 2001 without the Consumer Information and Educational Information groups, whereas ACNielsen and its definitive financing have been included as of January 1, 2001.

Compared with pro forma 2001, 2002 cash earnings per share of EUR 1.83 increased by 10%.

The 2002 figures were affected negatively by unfavorable exchange rate developments, in particular a weak US dollar. Cash earnings per share for 2002, calculated using 2001 currency exchange rates, would have amounted to EUR 1.88. This figure is 13% higher than 2001 pro forma cash earnings per share.

Dividends

Annually, VNU distributes to shareholders approximately 30% of its cash earnings per share. At the General Meeting of Shareholders to be held on April 15, 2003, the Board will propose to increase the annual dividend from EUR 0.52 to EUR 0.55 per common share of which an interim dividend of EUR 0.12 per share has already been paid in August 2002. Shareholders may elect to receive the final dividend of EUR 0.43 per share in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate as closely as possible the value of the final cash dividend. The final dividend will be payable on May 7, 2003.

Revenues and Results

Total operating income including VNU's share in operating income of associates decreased by 8% to EUR 765 million from EUR 835 million. This decrease is mainly the result of the disposal of the Consumer Information and Educational Information groups in 2001. Compared with 2001, total operating income on a pro forma basis, excluding these two divested groups but including ACNielsen for the full year, would have increased by 3% to EUR 765 million from EUR 743 million.

Due to the 2001 divestitures, total revenues decreased by 11% to EUR 4,275 million from EUR 4,825 million. However, on a pro forma basis, total revenues declined by only 2%.

The excellent performance of the Marketing Information and Media Measurement & Information groups as well as the consolidation of the Golden Pages business in Ireland largely offset lower revenues from the Business Information group and the impact of a declining US dollar.

Foreign currency rate effects on total revenues and total operating income were negative. At constant currencies, total revenues would have amounted to EUR 4,368 million, or an increase of 1% versus 2001 pro forma total revenues. Total operating income would have been EUR 785 million, up 6% versus 2001 pro forma total operating income.

Included in total operating income are several incidental items which on balance have a negative impact of EUR 16 million. The main factors are: a EUR 13 million reorganization charge in NetRatings; a EUR 13 million real estate provision because of concentration of locations in New York and EUR 10 million book gains on divestitures. Moreover the book value of the 12% participation in Roto Smeets De Boer has been reduced by EUR 7 million in order to better reflect the present market value on Euronext Amsterdam. This write-down is visible in the consolidated statement of earnings under the heading 'other financial gains and losses'.

Operating income expressed as a percentage of total revenues increased to 17.4% from 16.7% in 2001 (the 2001 pro forma figure was 16.5%).

Performance by Group

In 2002 and 2001, VNU's various business groups generated the following total revenues and operating income (including operating income of associates):

Performance by Group	Total revenues 2002	Total operating income 2002	Total revenues 2001	Total operating income 2001
AMOUNTS × EUR 1 MILLION				
Marketing Information	**1,979**	**257**	1,789	240
Media Measurement & Information	**1,032**	**188**	992	168
Business Information	**775**	**107**	926	112
Directories	**489**	**248**	441	236
Other	**–**	**(35)***	2	(9)
Total excluding divested operations	**4,275**	**765**	4,150	747
Divested operations	**–**	**–**	675	88
Total including divested operations	**4,275**	**765**	4,825	835

* Including one-off real estate charge of EUR 13 million.

Acquisitions and Divestitures

In 2002, VNU invested EUR 326 million for acquisitions compared with a 2001 total of EUR 2,783 million, which included the purchase of ACNielsen. Our most important acquisition in 2002 was the purchase in May of the remaining 63% stake in Golden Pages, Ireland. We also acquired a 28% minority interest in Pagini Aurii, the leading telephone directory company in Romania. Within the Business Information group, we increased our stake in Sunshine Group Worldwide from 65% to 100%, and acquired a 50% interest in the Dutch trade show organization Jaarbeurs Exhibitions & Media, as well as the Spanish publishing company Publicaciones Profesionales. In the Marketing Information group, we increased our interest in PIB/Adams which tracks retail liquor sales in the United States, from 51% to 100%. Media Measurement & Information acquired Book Data in the United Kingdom, and the business is being integrated with VNU's Whitaker Information Services unit to form Nielsen BookData, a leading provider of bibliographic information and transaction services to the book industry.

NetRatings, in which VNU owns a 65% interest, acquired the remaining 80% of ACNielsen eRatings. Furthermore, NetRatings acquired Jupiter Media Metrix's European contracts for Internet audience measurement and separately acquired the services

AdRelevance, which measures on-line advertising, and *@plan*, an on-line media planning service.
NetRatings also acquired a majority interest in the French company NetValue, an international provider of Internet audience measurement services.
We divested RTV/VMS, Vantis, our 50% interest in Abacus Direct Europe and a few small business publications (*Frozen Food Age*, *Food Logistics* and *Contemporary Long Term Care*), as these assets no longer were aligned with our strategic objectives.
During the second half of 2002, VNU made a final arrangement on the divestiture of the Consumer Information group with SanomaWSOY regarding the closing balance sheet as of the transaction date (September 30, 2001). This required a cash outflow of EUR 12 million, which had been provided for in 2001 and therefore has no impact on the consolidated statement of earnings in 2002.

Capital Expenditures

Investments in property, plant, equipment and software amounted to EUR 198 million in 2002 compared to EUR 239 million in 2001. Marketing Information and Media Measurement & Information accounted for approximately 86% of total capital expenditures in 2002. These investments were necessary to fuel topline growth and for the technology needed to enhance the collection and processing of marketing information, and to develop new systems for measuring radio, television and Internet audiences in response to advances in digital broadcasting and other emerging media technologies.

Total capital expenditures of the Marketing Information group decreased by approximately 12% compared with 2001. Despite this decrease, the Marketing Information group continued to invest in software and systems for a new production platform ('data factory') that will enable the enhancement and expansion of Retail Measurement services in Europe.

In Media Measurement & Information, the larger capital investments made in 2002 were related to the development of new metering technologies for measuring television audiences, particularly the development of the next-generation Active/Passive Meter in the United States. Specifically, the investments made by Nielsen Media Research, contributed to the organic revenue growth of this group.

Depreciation amounted to EUR 160 million compared to EUR 149 million in 2001.
The combined effect of the above-mentioned developments in capital expenditures and depreciation means that the difference between capital expenditures and depreciation decreased to EUR 38 million from EUR 90 million in 2001.

Intangibles

The 2002 financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the 2000 and 2001 financial statements. In accordance with the Dutch accounting guidelines all intangible fixed

Capital Expenditures	2002	2001
AMOUNTS × EUR 1 MILLION		
Marketing Information	**92**	105
Media Measurement & Information	**78**	80
Business Information	**4**	6
Directories	**4**	4
Other *	**20**	44
Total capital expenditures	**198**	239

* In 2001, including Consumer Information and Educational Information.

assets are to be amortized as of 2001. By comparison, in the United States, an accounting standard has been issued that no longer permits goodwill amortization as of 2002 unless it relates to the annual impairment tests. Also in 2001, the International Accounting Standards Board (IASB) started the 'Business Combinations' project, which is expected to lead to a convergence of the International Accounting Standards with the accounting standards of the United States.

The IASB issued a draft standard in December 2002. An accepted standard is expected to be issued in the second half of 2003. Considering the above-mentioned developments, we decided to maintain our current accounting principles for 2002, because we believe that consecutive changes in our intangibles policy will not improve the reader's insight into our financial statements.

Following the Dutch guidelines in 2002 would have led to additional amortization of publishing rights of EUR 116 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy.

As already announced on December 17, 2002, in connection with the annual impairment tests for publishing rights and goodwill, an impairment charge of EUR 38 million has been recorded, principally relating to the valuation of trade magazines of the Business Information group. This additional amortization does not affect VNU's cash earnings per share.

Finances

In May 2002, VNU completed a private issuance of 7,851,900 common shares at an offering price of EUR 33.75 per share. The EUR 265 million proceeds from this offering were used to finance the add-on acquisition of VNU's now 100% interest in Golden Pages, Ireland, to repay existing indebtedness and for general corporate purposes.

At year-end, cash and cash equivalents amounted to EUR 525 million, resulting in a net debt position of EUR 3,526 million, down from EUR 4,159 million at the end of 2001. At December 31, 2002, total interest-bearing debt amounted to EUR 4,050 million of which EUR 492 million is subordinated.

Short-term debt decreased by 60% from EUR 935 million to EUR 374 million, which is well below the total of unused, committed stand-by credit arrangements. Net interest expense decreased substantially to EUR 165 million from EUR 238 million in 2001.

The interest coverage ratio, which is of importance in evaluating VNU's financial strength, amounted to 4.2, which is above VNU's desired minimum of 4.0. This substantial improvement over the 2001 coverage ratio of 3.1 is the result of the successful refinancing of the ACNielsen acquisition in 2001 and an improved financial position in 2002.

The special interest coverage ratio, which is linked to private placements and is defined in most VNU private placement documents, amounted to 5.6. A minimum covenant ratio of 3.0 has been agreed upon with our lenders. VNU has not committed to any other material covenants. The ratio of shareholders' equity compared with the balance sheet total, including current liabilities, was 43%. Including subordinated debt, this ratio amounted to 47%.

VNU debt is rated BBB+ by Standard & Poor's, and Baa1 by Moody's. Both ratings agencies have assigned 'negative outlook' to the company's debt.

As a result of the divestment of the Consumer Information and Educational Information groups in the second half of 2001, cash flows from operations of subsidiaries decreased by EUR 24 million to EUR 843 million. Cash flows from operating activities (after interest and taxes) increased substantially to EUR 625 million from EUR 517 million.

Our effective tax rate adjusted for non tax-deductible goodwill amortization and impairment charges amounted to 27% versus 34% in 2001. The lower effective tax rate in 2002 is mainly due to available net operating losses in the United States and changes in our portfolio, e.g. the divestiture of the Consumer Information and Educational Information groups resulted in a decrease of profits subject to a high tax rate. At the end of 2002, VNU had approximately EUR 1,000 million of the remaining carrying value of intangible assets available, which are amortized for tax purposes. The 2002 amortization regarding these assets was incorporated in the calculation of our tax rate. Furthermore, we did not value net operating loss carryforwards amounting to EUR 250 million. Shareholders' equity decreased to EUR 4,587 million from EUR 4,995 million (before appropriation of net earnings), mainly as a result of a lower US dollar.

Pensions

Due to the poor performance of global stock markets, we closely monitored the financial position of our pension plans during 2002. Most of our pension plans are defined benefit plans, where the plan assets have been segregated in a trust or foundation. Our largest plan, the plan for the employees and former employees in The Netherlands, has a funding ratio of 106% at 2002 year-end. This plan operates under a conservative asset mix and is also for a significant part re-insured. For some plans, mainly in the United States, the accumulated benefit obligation exceeded the fair value of the assets at 2002 year-end. For those plans we have, consistent with our accounting principles, recorded an additional minimum liability of EUR 74 million (after tax), which is charged to equity. This charge has no impact on our 2002 earnings or cash flows.

Risk Profile

As a globally operating company, VNU is faced with market risks, financial risks and technological risks. VNU has tried to reduce its major risks in recent years by transforming itself from a publishing company with a narrow geographic scope and a heavy reliance on economically sensitive advertising revenues into a global provider of 'must have' marketing, media and business information. VNU achieved this transformation by acquiring World Directories in 1998, Nielsen Media Research in 1999, Miller Freeman USA in 2000 and ACNielsen in 2001, and by divesting the more cyclical Newspaper, and Consumer Information groups, as well as the Educational Information group. Integrating the acquired companies into the current organization in a timely well-managed fashion is of great importance. Although we have made significant progress integrating these businesses with our own, this process has not yet been completed.

There are certain risks inherent in doing business in international markets. These include, among others:

- difficulties in finding appropriate international licensees and establishing joint ventures with international partners;
- uncertain access to external data sources;
- difficulties in staffing and managing multinational operations;
- increased costs associated with maintaining international marketing efforts;
- currency fluctuations;
- state-imposed restrictions on the repatriation of funds;
- potentially adverse tax consequences.

However, as a result of our rebalanced portfolio and new strategic direction, VNU's sources of income have become more predictable and our results are relatively less affected by cyclical fluctuations than before. Some of our advertising revenues, particularly recruitment advertising revenues, are cyclical and depend on general economic conditions. Historically, increases in advertising have occurred in periods of economic prosperity, while decreases have occurred during economic downturns. In 2002, only approximately 9% of total revenues, excluding the less-cyclical Directories group, was derived from the sale of advertising. In 1998, this percentage was 32%. Recruitment advertising, which is very sensitive to cyclical fluctuations, declined from 7% of total revenues in 1998 to 1% in 2002.

Trade shows and related conferences are the most recession-resilient activity of the Business Information group, because exhibitors rarely give up their floor positions at important events, and attendance at these events is fairly predictable.

A part of our business is conducted through joint ventures with and licenses from third parties. For example, the Directories group operates in certain markets through joint-venture agreements with the main national telecommunications service providers, who in most cases provide the data contained in the directories.

VNU's business activities are subject to laws, regulations and directives in each of the countries in which we operate. Our activities are subject to, among other things, data protection and database laws and regulations in various countries, as well as a variety of other laws and regulations, including those relating to defamation.

The execution of our corporate strategy also includes expansion of our business activities using technologies such as the Internet, which offers significant opportunities. These technologies pose a variety of challenges and risks, including changing technology and new product development, continued growth of Internet use, and the effectiveness and profitability of Internet advertising. This expansion may require us to spend substantial amounts of capital. Changes occur rapidly and in the current phase, profitable revenue from Internet-related activities is not easily realized.

VNU's principal financial instruments, other than derivatives, are comprised of common shares, public bonds, private loans, bank loans, credit facilities, convertible bonds, debentures, operational leases, cash and other investments. The main purpose of these financial instruments is to provide adequate financing for our operating activities and to optimize cash management. Furthermore, we have additional financial instruments such as foreign currency contracts, trade receivables as well as trade payables. VNU also enters into derivative transactions, mainly interest rate swaps, and cross currency swaps. The purpose of these transactions is to manage interest rate and currency risks from our assets and revenues vis-à-vis our sources of financing.

It is our policy that derivative contracts are in principal basic contracts only, that is without options, embedded or otherwise. In addition, our policy is not to trade in financial instruments. During 2002 we followed these stated policies. The main risks arising from our financial instruments are interest rate risk, currency risk, counterparty risk and liquidity risk.

VNU has defined interest rate risk as the risk that interest rate movements have a negative impact on our results. Our objective is to protect our earnings stream from material adverse movements in interest rates by controlled management of interest rate structures on investments and borrowings. We do this through a mixture of fixed and floating rate debt, forward currency contracts and interest rate swaps.
At December 31, 2002, approximately 52% of interest-bearing debt was at a fixed rate.

The main currency risks identified by VNU are related to transactions and translations. Transaction risk is the risk that the value of transactions to be settled at a future date in a foreign currency will fluctuate, expressed in the functional currency of a subsidiary or associate. Translation risk is the risk that exchange rate gains or losses arise from translating the statement of earnings and the balance sheet of foreign subsidiaries and associates to our corporate reporting currency (the euro) for consolidation purposes.
It is our policy that all material transaction risks be hedged. This policy was in effect for all of 2002. Translation risk exposure is managed by creating 'natural hedges', either aimed at offsetting exposures in the statement of earnings or balance sheet. At December 31, 2002, US dollar borrowing was approximately 54% of total interest bearing debt. One eurocent change in the euro/US dollar exchange rate will affect cash earnings per share by 1.3 eurocent.

VNU only does business with recognized creditworthy third parties. In addition, receivables are constantly monitored, with the result that our exposure to bad debts is insignificant. Excess liquidity is only invested with financial institutions which have superior credit ratings from reputable agencies and for limited durations. Our exposure for possible defaults on derivative instruments is limited to the market values of those contracts. Moreover, our counterparties in those contracts are banks of internationally acknowledged standing. Therefore, we consider the counterparty risk to be immaterial.

VNU maintains and develops its reputation and standing in the international financial markets with current and potential providers of financings. To reduce liquidity risk we have established two policies:

- Repayment of long-term debt should be spread evenly over time.
- Short-term borrowing, including the amount payable within the next 12 months of long-term debt, should be limited. At December 31, 2002, total short-term borrowing amounted to approximately EUR 374 million, whereas unused committed credit facilities amounted to over EUR 600 million.

In 2002, 45% of total operating income was realized in the first half, and 55% in the second half. For 2002, paper costs amounted to EUR 60 million and represented less than 2% of total operating costs.

Corporate Governance

Corporate Governance addresses the management of the company, its supervision and the accountability to shareholders and other stakeholders.
VNU deems an adequate application of Corporate Governance to be in the interest of VNU and all its stakeholders, including its shareholders.
In its 1997 Annual Report, VNU adopted the Corporate Governance recommendations of the Corporate Governance Commission, the so-called 'Commissie Peters', to the situation at VNU. Since then VNU has continued to remain alert for new developments in Corporate Governance.

VNU is a so-called 'Naamloze Vennootschap' (incorporated company) and is managed by an Executive Board under the supervision of an independent Board of Supervisory Directors. The Executive Board is responsible for strategy, portfolio policy, allocation of human resources and other means and monitors the execution of VNU's policies.
In performing its supervisory role, the Board of Supervisory Directors considers the interests of all concerned parties who are involved with the company. The Board of Supervisory Directors submits the company's financial statements to the General Meeting of Shareholders and presents further disclosure about its supervisory role during the preceding year.

Until 2002 VNU applied the so called 'structuurregime' (a special Corporate Governance regime for defined large companies in The Netherlands), as it is known under Dutch law. During the General Meeting of Shareholders on April 16, 2002, shareholders voted to accept an adaption of the 'structuurregime', which was effectuated in the first quarter of 2003. With this adaptation, the following changes have been made. The members of the Board of Supervisory Directors are appointed by the General Meeting of Shareholders at the recommendation of the Priority Shareholders. The same applies for the appointment of members of the Executive Board.

The remuneration of the Board of Supervisory Directors is decided by the General Meeting of Shareholders. The General Meeting of Shareholders also adopts the financial statements.

Within the Board of Supervisory Directors, VNU applies a profile that has been continuously adapted since 1998. Also an Audit Committee and a Remuneration Committee exist. VNU deems the independence of the Board of Supervisory Directors to be of utmost importance in providing adequate supervision of the company.

Rules on Inside Information

In the implementation of existing Dutch laws and regulations, VNU applies rules on trading in VNU securities. These rules apply to members of the Executive Board, members of the Board of Supervisory Directors, to Designated Persons, who are managers and supervisory directors of major subsidiaries, members of the Workers Councils and certain employees. These rules are based on the model issued by the VEUO (Vereniging van Effecten Uitgevende Instellingen) and have been sent to AFM (Autoriteit Financiële Markten) for information. The rules provide for, among others, so-called closed and prohibited periods. The Chief Financial Officer and Executive Board member mr. F.J.G.M. Cremers has been appointed as Compliance Officer.
VNU is of the opinion that clear rules and strict compliance will enhance the reputation that VNU has with its stakeholders.

VNU in Society

VNU's greatest contribution to society is its ability to provide employment opportunities in the countries where it does business. VNU employs 38,000 people in about 250 local communities, and indirectly creates employment for an even greater number of people. In total VNU paid EUR 1,767 million on wages and salaries (including pension premiums and social insurance employee benefits) in 2002. Paying taxes on the profits we make to local governments and authorities is another way VNU contributes to society in general. In 2002, VNU charged EUR 133 million income taxes to the statement of earnings.

In 2002 we reorganized and restructured several of our businesses, mainly in the Business Information group, in response to current adverse economic conditions and to maintain our competitive position in the marketplace. Unfortunately, this restructuring resulted in the loss of hundreds of jobs. VNU believes it is a basic employee right to be treated fairly by the company. Where appropriate and possible, we have offered support to the people who lost their jobs, sometimes offering them another position within the company. VNU also promotes an open dialogue with employees and employee representatives.

As a result of the many acquisitions VNU has made in recent years, the company is faced with various compensation and benefit structures. VNU's human resources policies are somewhat decentralized, reflecting the cultural and social differences from country to country, and from one business unit to the next. VNU honors existing employment contracts, which it inherits from acquired companies. For the future, we aim to integrate these various policies into a global compensation system that emphasizes the link between compensation and performance.
Since our business is based on knowledge and a well-educated workforce of legal age, we do not employ children, and none of our local operations identified any employees under the age of 16.
VNU strives to create a safe working environment for its employees and contractors. As part of our effort we try to prevent occupational illnesses, including minimizing travel risks, reducing work pressure, and preventing Repetitive Strain Injury. Each of these has been identified as the potential work hazards most relevant to our business.

VNU believes that good citizenship is an integral part of our business. Many of our business units have positively impacted the communities where they operate. Our business units demonstrated their commitment in many ways, including participation in local community events and through sponsorship of charitable causes. Within the broad range of donation possibilities, VNU has chosen a theme that fits with the nature of the company's business. Since the information we provide leads to personal and business development, the theme for VNU's donation policy is 'development of people by supplying information'.
In 2002 we supported charitable causes with contributions of EUR 1.3 million. This is 0.2% of our total operating income, or 0.3% of our cash earnings. We plan to continue this policy.

Human Resources

During the past five years, VNU has undergone a significant transformation. We have more than tripled in size, growing from approximately 11,000 employees to 37,590 employees at the end of 2002. Those employees are now located in approximately 100 countries.

Our transformation continues in many ways, not the least of which is our continued development as a global organization, sharing knowledge and intelligence across businesses and borders to provide the most astute business information and best client service we can. We believe that a top priority must be to establish the links between VNU and every employee, regardless of job or location. We believe that we must be especially successful in the creation of these links with our executives, our senior management and our top emerging talent. As leaders of today and tomorrow, they have to ensure that VNU's ambition is realized.

2002 was a very busy year for VNU Human Resources. A number of important people initiatives were designed and implemented, either in full or in part. However, we continue to be very selective in our decisions to establish VNU-wide people practices and programs. Our philosophy has been and will continue to be one of pragmatism and flexibility.

We have established a broad-based initiative entitled PeopleLINKS that aims to provide all employees with an understanding of and common experience with VNU. PeopleLINKS is a framework under which a variety of different people practices and programs reside.

A Global Human Resources Advisory Board was established to develop and oversee PeopleLINKS programs. This Advisory Board includes VNU's CEO, the heads of Human Resources from Europe, the United States and each of the business groups, as well as the Vice President Compensation.

One set of practices has been designated ExecutiveLINKS. It addresses our global executive and senior management. VNU is determined to implement effective policies for developing executive and management talent that drive achievement of financial goals and long-term business strategies. ExecutiveLINKS programs reflect that determination. In 2002, a series of ExecutiveLINKS programs were designed and launched, focusing primarily on the top 450 executives worldwide. These programs include:

- Leadership Development;
- Succession Planning and Career Management;
- Performance Planning and Review;
- Executive Compensation.

Headcount	2002	2001
FULL-TIME EMPLOYEES AT YEAR-END		
Marketing Information	**24,791**	24,122
Media Measurement & Information	**7,834**	7,797
Business Information	**2,863**	3,361
Directories	**1,986**	1,840
Other	**116**	115
Total*	**37,590**	37,235
Within The Netherlands	**1,450**	1,406
Outside The Netherlands	**36,140**	35,829
IN %		
Proportion per region		
The Americas	**45**	n.a.
Europe, Middle-East, and Africa	**36**	n.a.
Asia Pacific	**19**	n.a.
Proportion male-female		
All employees	**47-53**	n.a.
Top 450	**81-19**	n.a.
Personnel costs expressed as a percentage of total revenues	**44.1**	39.7

* Including proportional number of persons at our 50% owned joint ventures.

A large number of VNU executives and senior managers, representing different businesses, functions and geographies, provided input. We believe that the resulting programs represent the right mix of existing VNU approaches and external best practices. Each ExecutiveLINKS program has the following four key characteristics:

- relevant and linked to business strategies and goals;
- straightforward and non-bureaucratic;
- global in focus and applicability;
- 'scalable': able to expand to a broader population of employees if desired.

VNU is committed to the ongoing leadership development of its executives. In 2002, this commitment was evident in a number of ways. Prior to 2002, our European businesses had developed an executive leadership development program run by a faculty of Ashridge Management College in the United Kingdom. In 2002, we took this program and adapted it to fit a global executive audience, bringing in Harvard faculty to complement Ashridge. Top VNU executives are actively engaged as well. The Global Leadership Program is a very intensive one-week program, immersing participants in VNU business strategy, competitive challenges and operational issues. It uses case study methods to support learning and is geared toward a senior executive audience. In 2002, we ran two programs, with 50 executives participating.
At the end of 2002, we asked our top management to create executive development plans for the 450 highest VNU-executives in the year 2003, as part of the Performance Planning and Review process. This plan will enable executives and their managers to identify development needs and activities, for both their current and (potentially) next position.

Both in Europe and in North America, programs for emerging top talent have been developed. Objectives of these programs include:

- increasing the knowledge and awareness of VNU's various businesses;
- promoting opportunities for synergies between these business units;
- developing broad and general management skills and behaviors;
- providing skills training in teamwork as a means to solve business problems;
- gaining knowledge to support career development at VNU.

A North American Explorers Program, developed in 2002, selects participants with high potential who have been with VNU for anywhere between two and five years. Explorers is a two-year program delivered through six different three-day modules. The first program comprises twenty-two participants, representing various businesses from the United States and Canada. It started in January, 2003.
In its concept, this new program is broadly similar to the Leadership Entry Program, which has been running successfully in Europe for eight years. Complementing these corporate initiatives, companies will provide management and leadership development activities at the business unit level, including on-going training.

We also brought greater discipline to our expatriate assignment process. Working with local and regional Human Resources departments and heads of business, we began both a review of current assignments as well as the development of a better procedure to ensure that each appointment has a clear strategic rationale and generates returns in improved business performance and long-term executive development.

Over the last years, VNU has made important acquisitions. The resulting influx of a large number of managers and executives with different backgrounds made it more difficult to design and implement a homogeneous succession planning process for our top 450 executive positions. During 2002, we created a more coherent process and a set of tools to support common succession planning discussions at group and Executive Board level.
These discussions took place in the second half year, and included senior business executives, the CEO among them, and senior human resource officers. They focused on key business issues, the current organizational structure, succession planning for key positions, review of individual employees with the highest potential and suggestions for executive development. As a result of these discussions, concise action plans for a select group of executives were

produced. These action plans will be used to discuss opportunities for the career-development of these executives, in part through exposure to other VNU businesses and responsibilities.

During 2002, we designed a common performance planning and review process for all of our top global executives. Our primary objectives were to establish individual objectives that are aligned with VNU's critical business goals and to create a common set of expectations among VNU senior leaders. Each executive is required to set his or her three top priority business objectives. A set of five global leadership qualities were developed; every executive will be evaluated against them.

We recognize that it is essential to create linkages between executive compensation and VNU's business goals to drive shareholder value. At the beginning of 2002, we launched a new executive compensation program to do just that. This program brought all of our top global executives onto the same platform in terms of annual incentive pay and long-term incentive awards. This program linked variable pay to three criteria: individual objectives set through the Performance Planning and Review process; relevant business financial results, and overall VNU financial results.

We have clearly accomplished a great deal in 2002. In 2003, a key focus will be to develop criteria to measure return-on-investment and return-on-talent.

VNU and Environment

Environmental management is not only VNU's responsibility but we are convinced, it also yields economic benefits for our company. Information companies in general are considered to have a low impact on the environment, but we still place a high value on protecting our surroundings. VNU seeks to reduce the environmental impact of its operations wherever and whenever possible. The majority of our activities produce information that is not published in printed form, but distributed electronically. For our remaining activities, which publish information in paper form, VNU strives to keep the burden on the environment as low as possible through, among others, a careful selection of its suppliers. The wood used for our paper publications originates from sustainably managed forests. The companies that print our high volumes of directory books claim to have an ISO 9001 certification and, exept for one, an ISO 14001 certification. The major suppliers of our telephone directory paper claim to be ISO 14001 certified. The preferred suppliers of paper used for our trade magazines claim an ISO 14001 certification as well.

Prospects

By Business Group

For 2003, we expect operating margin development in market research will differ per business group. For the Marketing Information group, we expect limited scope for an increase of operating margin, while for the Media Measurement & Information group a substantial increase of operating margin is expected. For both groups, we expect to continue a healthy organic total revenue growth in constant currencies.

For the Business Information group, we expect further decline in advertising revenues, especially in Europe. In particular, recruitment advertising in the United Kingdom and The Netherlands will remain under pressure during the first half year. Nevertheless, the impact of substantial cost reduction measures taken in 2002 is expected to be felt fully.

For the Directories group, we expect pro forma operating income and operating margin to remain approximately on the same level as in 2002, despite the launching of white pages in The Netherlands.

Total VNU

We believe our fundamentals and our strategy are sound. The strength and the recession-resilient character of our portfolio give us confidence for the future. However, in view of geopolitical and economic uncertainties, no cash earnings per share guidance will be given at this stage.

In 2003, our investments will remain at approximately similar level as in 2002. We foresee no substantial changes in employment, apart from possible redundancies in Europe relating to the strategic review, including the possible sale, for two Marketing Information units in Europe – ACNielsen's Customized Research services and Claritas Europe.

Revenues Marketing Information

X EUR 1 MILLION

- retail measurement
- consumer panel
- customized research
- other database services

Year	Revenues	Total
2002	1238 148 326 267	1979
2001	1090 129 286 284	1789
2000	323	323
1999	260	260
1998	216	216

Revenues Media Measurement & Information

X EUR 1 MILLION

- media measurement
- internet measurement
- entertainment information
- media solutions

Year	Revenues	Total
2002	743 35 168 86	1032
2001	712 36 147 97	992
2000	556 18 98 112	784
1999	89 76 129	294
1998	70 114	184

Revenues Business Information

X EUR 1 MILLION

- advertising
- trade shows
- other activities

Year	Revenues	Total
2002	365 222 188	775
2001	488 212 226	926
2000	573 111 227	911
1999	431 48 166	645
1998	377 23 131	531

Revenues Directories

X EUR 1 MILLION

- printed directories
- on-line activities

Year	Revenues	Total
2002	466 23	489
2001	426 15	441
2000	429 4	433
1999	411 3	414
1998	383	383

IN %

- Marketing Information
- Media Measurement & Information
- Business Information
- Directories


Breakdown revenues by business group
12
18
46
24
Breakdown total operating income by business group
31
32
13
24

Marketing Information

The VNU Marketing Information group, which accounted for 46% of VNU's total revenues in 2002, achieved excellent growth in both total revenues and total operating income. Total revenues of the group increased by approximately 11% to EUR 1,979 million from EUR 1,789 million in 2001. Total operating income rose by 7% to EUR 257 million from EUR 240 million. The group's operating margin remained stable at 13%. On a pro forma basis, the group's operating margin improved to 13% from 12%.

Reported 2001 results exclude ACNielsen's operating income from January 1, 2001 to February 16, 2001, the day VNU acquired ACNielsen. On a pro forma basis – including ACNielsen from January 1, 2001 – organic total revenues expressed in constant currency for the Marketing Information group grew by 5%. This increase was in line with our previous guidance of 5% to 7% annual total revenue growth in constant currency. Total operating income of the group on the same basis advanced 6% to EUR 257 million. Approximately 51% of Marketing Information total revenues are generated in the Americas, some 35% in Europe, Middle East and Africa, and the remaining 14% in Asia Pacific.

ACNielsen performed well in all regions in which it operates. For 2002, this business accounted for 87% of total revenues of the Marketing Information group. ACNielsen itself achieved pro forma organic total revenue growth of 7%. Total revenues, the bulk of which are derived from Retail Measurement services, increased in nearly all regions and major markets serviced by ACNielsen.
In the Americas region, the group realized a significant increase in total revenues and operating income, driven by strong performances from ACNielsen in the United States and Canada, and from ACNielsen BASES.

During 2002, ACNielsen signed a substantial number of new clients for its Retail Measurement and Consumer Panel services in the United States, demonstrating the important role the company plays in the marketplace. Perhaps the most significant was Procter & Gamble, which signed a five-year agreement during the year that makes ACNielsen its primary provider of Retail Measurement and Consumer Panel services in the United States. The Procter & Gamble contract begins in July 2003, and is expected to contribute to performance starting in 2004.

ACNielsen US also continued to expand *Category Business Planner*, the Internet-based category management system that enhances collaboration between retailers and manufacturers by providing both parties with sales information based on each retailer's unique category definitions. This system was introduced in the United States during 2001 and is now in use by 75% of potential retail clients. Already more than 60 retailers and manufacturers have signed up for this service. *Category Business Planner* is one of several services offered to clients through the *ACNielsen Answers* Internet-portal.

ACNielsen US also created and launched a new generation of services to raise the value of marketing information to even higher levels. One important initiative was a new *Wall Street Service*, which supplies market research information to investment analysts at five of the top eleven investment houses. In addition, the ACNielsen *Homescan* consumer panel service launched *Consumer Pre*View*, a new service that delivers a predictive correlation between how consumers feel and what they buy. It also introduced *Rx/OTC Panel Services*, which analyze how drug brands perform when they change from prescription to over-the-counter status, and measure promotion effectiveness and study the importance of the pharmacy across retail channels.

Additionally, ACNielsen US increased its interest in PIB/Adams from 51% to 100%. The acquired information services are marketed under the name *LiquorScan* and provide the most comprehensive source of retail sales information to the alcohol beverage industry today.

ACNielsen Canada had a very strong year and demonstrated continued topline and bottomline growth. The growth was primarily driven by Retail Measurement services, which successfully expanded its channel and category coverage. The continued strong growth in Canada's Consumer Panel business was fueled by continuous service contracts and the successful launch of new syndicated consumer panel

VNU'S MARKETING INFORMATION GROUP IS THE INDUSTRY LEADER IN MARKET RESEARCH > WE ADVISE ABOUT 9,000 CLIENTS, INCLUDING SOME OF THE MOST PRESTIGIOUS NAMES IN CONSUMER PRODUCT MARKETING > ACNIELSEN OFFERS SERVICES IN MORE THAN 100 COUNTRIES > WE TRACK SALES IN 170,000 RETAIL OUTLETS > WE MEASURE PURCHASE BEHAVIOR IN 155,000 HOUSEHOLDS > WE CONDUCT HUNDREDS OF THOUSANDS OF CONSUMER INTERVIEWS EACH YEAR > WE ARE THE LEADER IN PRE-MARKET CONSUMER RESEARCH AND NEW-PRODUCT SALES FORECASTING <



retail measurement



consumer panel research



customized research



modeling & analytics

Insights into today's global consumers



Marketing Information	
Retail Measurement	ACNielsen, Trade Dimensions
Consumer Panel Research	Homescan, BASES, Claritas
Customized Research	ACNielsen, BASES, Market Decisions
Modeling / Analytics / Other	Homescan, Spectra, Claritas, BASES, Trade Dimensions

modules. Other value-added services that demonstrated double-digit growth include the In-Store Observation and Merchandising Services units.

ACNielsen Latin America had an excellent year in 2002, successfully managing through a complex economic environment that was negatively impacted by currency devaluations in Argentina and Brazil and lower economic growth in Mexico. Total revenues and operating income grew in most of Latin America countries. After currency adjustment to US dollar, Argentina grew its total revenues.
During the year, Latin America focused on developing and enhancing both tactical and analytical services. *Scantrack* coverage was significantly increased in Brazil and Colombia, while monthly store audits and store observation services were expanded across the region. Consumer Panel services were upgraded in Mexico, Colombia and Chile, and Modeling & Analytics diversified its offerings in Mexico, Brazil, and Argentina.

ACNielsen BASES, the world's leading provider of new product forecasting services, delivered a strong performance in 2002, both through organic growth and by expanding into a number of European, Asian and South American markets. The US business performed well due to an increase in new client wins, as well as a significant increase in new-product activity.

Other, smaller units within the Marketing Information group did not perform as well, due to difficult economic conditions. In the Precision Marketing sector, Claritas USA generated lower total revenues and operating income as demand slowed from sectors, that have been hurt by the current recession, such as telecommunications and energy. Meanwhile, Spectra Marketing Systems and Trade Dimensions experienced year-over-year growth, although these units fell short of internal expectations, as new business slowed as a result of the recession.

In Europe, Middle East and Africa, operating results improved and the region made good progress on the implementation of a major restructuring program, Operation Leading Edge (OLE). With virtually every country delivering improved results, ACNielsen Europe delivered on its operating income commitment in 2002 for the second consecutive year, and saw strong revenue growth and market share gains.
Germany completed its turnaround and generated a profit for the first time since 1998, as the *MarketTrack* Retail Measurement service performed well, and Germany improved its operations and strengthened its client service.
Additional growth drivers for Europe were the development of *Account Level*, Consumer Panel and Retailer-Specific services.

Excellent progress was made in executing the major restructuring program, OLE in Europe. OLE has resulted in enhanced operating efficiency and process improvements that have generated substantial savings over the last two years, and which contributed to overall 2002 performance. These efficiencies and improvements include: re-organizing the business into an integrated pan-European organization model, creating a shared service center to streamline transaction accounting and processing, and developing a new approach to working with clients that focuses on specific value propositions. A major skills and retraining program was developed and launched for all client-facing professionals.

Building significantly enhanced and more harmonized data processing capabilities is another major element of OLE. Significant progress was achieved in this area, with the new data platform offering secure web-based access, immediacy and richness of information that will help clients make better marketing decisions on a local and pan-European basis.

Weak conditions in some markets and tough competition hampered the results of Claritas Europe, which operates in eight European countries. In January 2003, VNU announced that it is exploring strategic options, including the possible sale of two of its Marketing Information units in Europe: ACNielsen's Customized Research services and Claritas Europe, which have combined revenues of approximately EUR 130 million.

ACNielsen's European Customized Research business and Claritas Europe are both well-established businesses with strong management and long-term client relationships, but they operate with little synergy with the rest of VNU's Marketing Information group. VNU is evaluating its strategic options for the European Customized Research business only; VNU's Customized Research activities outside Europe – specifically its market-leading operations in Asia Pacific, Central and Eastern Europe, Africa and the Middle East – remain an important part of the company's core Marketing Information business. Claritas Europe owns and operates the largest consumer lifestyle databases in Europe and is run independently from Claritas in the United States.
During 2002, VNU sold its 50% interest in Abacus Direct Europe, which is active in the field of database marketing, to DoubleClick. This transaction resulted in a small book gain.

In 2002, the Emerging Markets region – spanning Central and Eastern Europe, Russia, Central Asia, Middle East, Pakistan and Africa – continued its record of strong revenue growth. Solid results were reported for ACNielsen in both Retail Measurement and Customized Research services. Almost every country reported good revenue growth, with Russia leading the way as more clients opted for national retail coverage in this dynamic market. Product and service improvements were positive factors in the decisions by 39 clients to switch to ACNielsen from competitive service offerings.

In Asia Pacific, the Marketing Information business delivered higher total revenues and operating income, especially in Asia. This performance comes against the backdrop of a significant economic downturn in most countries in the region and competition-related pressures in Japan and Australia. During the fourth quarter of 2002, competitive pressures in Japan intensified with the loss of a significant retail tracking contract.
In 2002, the region strengthened its leading position in Retail Measurement and Customized Research in most markets by focusing on new products and services, deploying Internet-based client reporting and analysis tools, upgrading client service and improving product quality, delivery speed, data capture and productivity.

The region continued to shift business toward premium-value, proprietary products. In Customized Research, revenues from ACNielsen branded products



"The OLE program integrates many essential elements of our business across Europe. Together, these provide unique technological and service advantages, helping our clients make better marketing decisions."

Martine Rooselaers
Head of Client Service Transition - ACNielsen Europe

increased, led by *Winning Brands, BASES* and *eQ*. In addition, Internet-based customized revenues were up significantly. Proprietary customized products now account for 47% of total customized revenues. In Retail Measurement, significant growth was achieved through investments in new scanning-based services as well as the upgrade of existing audit-based services. Consumer Panel services were launched in Singapore and Philippines, bringing the total number of panels in the region to six.

ACNielsen continued to make significant investments in China, to meet the increased demand for market research in this rapidly growing market. Included in these investments were a sizeable expansion of our Retail Measurement business and the introduction of monthly reporting periods.
With the industry's growing need to improve new-product success rates, ACNielsen and ACNielsen BASES have jointly explored an early warning system for new product introductions. *New Product Qualifier* creates a new approach to early evaluation of in-market new product introductions.
The *ACNielsen/Spectra Consumer Marketing Mix* model combines the power of ACNielsen's premier retail and consumer panel capabilities with Spectra's unparalleled knowledge of consumer lifestyle targeting. This joint product helps clients evaluate which advertising, trade marketing and consumer promotions are working, and which consumers are responding to each element of the marketing mix.

To further maximize business alignment and capitalize on marketing synergies, the *TDLinx* brand has been transitioned from Spectra Marketing Systems to ACNielsen. *TDLinx* provides a universal coding structure and channel reference data for retail and on-premise locations, as well as a hierarchy to facilitate aggregated reporting, data integration and seamless communication.



"Innovation supported by integration is the key to success for Spectra Consumer Mix Modeling. We add insights on the behavior of consumers to traditional total market findings. This requires superior store-level data that ACNielsen contributes."

Tim Kregor
EVP Product Management, Strategy & Research - Spectra Marketing

MARKETING INFORMATION

VNU Marketing Information contributes to its clients' success worldwide by providing a better understanding of their markets. ACNielsen, which offers services in more than 100 countries, is the cornerstone of VNU's Marketing Information operations.
ACNielsen offers Retail Measurement, Consumer Panel, Customized Research, Merchandising, Modeling & Analytics, and Decision Support services. All told, more than 9,000 clients rely on ACNielsen's market research, proprietary products, analytical tools and professional services to evaluate their competitive performance, uncover new opportunities and raise the profitability of their marketing and sales campaigns. In short, ACNielsen answers such fundamental questions as: What is happening in the marketplace? Why is it happening? What is likely to happen next? What is the best route to growth?

Retail Measurement services generate the bulk of ACNielsen and the Marketing Information group revenues. These syndicated services, which are purchased primarily as part of long-term contracts, provide essential information on competitive sales volumes, market shares, distribution, pricing, merchandising and promotional activities to manufacturers and retailers of fast-moving consumer goods. Sales information, captured by checkout scanners or through in-store audits, is gathered from stores in more than 80 countries.

ACNielsen's worldwide Consumer Panel services provide marketers with key consumer insights in 22 countries, capturing actual consumer purchase information for over 155,000 households. The service provides insights into buying behavior across every outlet, from warehouse clubs to convenience stores and from supermarkets to independent drug stores and mass merchandisers. The ACNielsen Consumer Panel in the United States, called *Homescan*, consists of approximately 61,500 demographically balanced households that use in-home hand-held scanners to record every bar-coded item purchased.

Customized Research services, available in more than 60 markets, many of them in Asia Pacific, deliver information and insights about consumer attitudes and purchase behavior. Information is gathered through surveys, personal interviews, focus groups and on-line methodologies. ACNielsen BASES is the world's leading provider of pre-market consumer insights for marketers of consumer packaged goods.

Modeling & Analytics services transform basic information into advanced insights. These services integrate and analyze information from multiple sources to deliver strategic and tactical recommendations that enable clients to optimize pricing, promotion, product mix, and media spending, among other marketing activities.

Claritas provides Precision Marketing information in the United States and eight European countries. The company helps advertisers to determine certain characteristics of their potential and existing customers, for example, where they live and shop, what they buy and how best to reach them.

Spectra Marketing Systems provides manufacturers, retailers, and brokers in the consumer goods industries with consumer segmentation, data integration and retail intelligence.

Trade Dimensions is an international business serving over 90% of the consumer packaged goods industry. Its directories and data services provide information used for locating stores and planning retailing environments.

Solucient (a 36% interest) is a leading developer and provider of information solutions to the healthcare industry.

VNU IS THE GLOBAL LEADER IN MEDIA MEASUREMENT, ENTERTAINMENT INFORMATION AND INTERNET MEASUREMENT > NIELSEN MEDIA RESEARCH MEASURES TV USAGE FOR ABOUT 107 MILLION U.S. HOUSEHOLDS > NIELSEN TV RATINGS ARE THE CURRENCY FOR USD 60 BILLION IN U.S. COMMERCIAL TV TRANSACTIONS >WORDWIDE, WE MEASURE THE VIEWING HABITS OF MORE THAN HALF THE WORLD'S POPULATION > AND PROVIDE INFORMATION ON 85% OF THE WORLD'S ADVERTISING SPENDING > NIELSEN//NETRATINGS COLLECTS DATA ON OVER 70% OF GLOBAL INTERNET ACTIVITY > NIELSEN EDI TRACKS BOX-OFFICE RECEIPTS FROM MORE THAN 50,000 MOVIE SCREENS <


TV audience & other media measurement
internet audience measurement
box-office results
tracking book, music & video sales
media planning & buying systems

All about audiences and media choices



Media Measurement & Information

The Media Measurement & Information group delivered strong operating results in 2002, largely due to substantial increases in total revenues and operating income at Nielsen Media Research in the United States, the group's largest business unit. In 2002, the Media Measurement & Information group generated approximately 24% of VNU's total revenues.
The group's total revenues increased by 4% to EUR 1,032 million from EUR 992 million. Total operating income increased by 12% to EUR 188 million from EUR 168 million. Operating margin rose to 18% from 17% in 2001.
On a pro forma basis, including the former ACNielsen Media International business (now Nielsen Media Research International) from January 1, 2001, organic growth of total revenues in constant currency amounted to more than 4%. Nielsen Media Research in the United States achieved organic revenue growth of 9%.
In May 2002, the group unveiled a new global branding strategy that brought all of its media measurement and entertainment information businesses under the *'Nielsen'* umbrella. As part of this initiative, Nielsen Media Research in the United States and Canada was re-united with ACNielsen Media International to create a global media measurement company that is the undisputed leader in its markets. The world-famous *Nielsen* brand was also extended to the entertainment information businesses grouped together under the *Nielsen Entertainment* banner. More than a new logo, the branding initiative allows the group to better integrate and market its media and entertainment information services worldwide under a unified *Nielsen* identity.
The Media Measurement & Information group consists of the following operating activities: Media Measurement, Internet Measurement, Entertainment Information, and Media Solutions.

In the United States, Nielsen Media Research produced higher total revenues and operating results despite a soft advertising market resulting from an economic downturn. These results were achieved as Nielsen added new cable network subscribers, launched local People Meter service in Boston, added metered service in two new local markets, and adapted its sales and service functions to meet changes in the dynamic United States television market. The company continued to develop innovative new services and data delivery systems, and expanded its custom analysis and research services. New data warehouses were created that will serve as platforms for new-product development, and Nielsen continued to invest in new audience measurement technologies and to form strategic partnerships to respond to such advances as digital broadcasting, and interactive television applications.

In February 2003, Nielsen Media Research reached a landmark, seven-year agreement with NBC to provide audience measurement services to all of NBC's national and local television businesses, the largest, most comprehensive agreement of its kind in the history of media research. NBC has agreed to support the largest-

Media Measurement & Information	
Media Measurement	Nielsen Media Research
Internet Measurement	NetRatings
Entertainment Information	Nielsen EDI, Nielsen NRG, Nielsen BDS, Nielsen VideoScan, Nielsen BookScan, Nielsen SoundScan
Media Solutions	SRDS, Interactive Market Systems/MediaPlan, Marketing Resources Plus (MRP), Scarborough Research, PERQ/HCI



"The integration of ACNielsen Media International and Nielsen Media Research, two long-separated corporate siblings, created a global leader in media measurement. It has enabled a consistent approach to technology and systems development worldwide."

Malcolm Spry
EVP Group Operations - VNU Media Measurement & Information

ever expansion of Nielsen's National People Meter sample, which will increase the effective size of the sample from 5,000 households to nearly 10,000 homes by 2006. In addition, NBC has agreed to implement Nielsen's digital encoding system to be used in Nielsen's new metering system for producing television ratings. The new Active/Passive metering system will be introduced in 2004. In sample homes, the A/P Meter will identify programs, stations and networks from electronic codes embedded in programs at the distribution source.

Also in February 2003, Nielsen announced its plans for bringing continuous, overnight demographic ratings to the top television markets in the United States. Nielsen has the intention to launch the electronic People Meter ratings service in Los Angeles, New York, Chicago and San Francisco in 2004. Philadelphia, Washington DC, Detroit and Dallas would be added in 2005, and Atlanta in 2006. The Nielsen People Meter will replace the current set meter-diary measurement system in these markets. This is expected to have a major impact on every aspect of the television business. Local People Meters will enable media executives to buy and sell commercial time and make programming, scheduling and promotional decisions continuously, instead of waiting for sweeps months for the demographic ratings.

Nielsen Media Research International (NMRI) delivered higher results, despite facing a soft global advertising economy, which lowered demand for its advertising and television audience information. The improved results were due largely to cost-saving measures across the nearly 40 countries where this division operates. NMRI renewed agreements to measure TV audiences in Ireland and Sweden, following the successful renewal of its New Zealand contract in 2001. However, it was unsuccessful in its attempts to retain the regional and pay TV contracts in Australia, following the loss of the primary television audience measurement contract in 2000, as the local TV industry decided to consolidate all measurement services with one supplier.

During the year, NMRI strengthened key business units, including Germany; its US-based advertising information service, *Monitor-Plus;* its multinational *AdEx International* service, and the regional television audience measurement business in Asia Pacific. Each of these businesses added important new clients during the year. NMRI also made significant progress creating a global processing platform for advertising information services, an effort that will speed the development of new, multinational products and other advanced services. NMRI developed a series of new products, including a service to measure audiences for outdoor advertising that has been successfully pilot tested in South Africa.

NetRatings, the provider of the global standard in Internet audience measurement and on-line advertising analysis, generated slightly higher total revenues, as a result of the acquisitions of *AdRelevance, @plan,* ACNielsen eRatings and the European audience measurement contracts of Jupiter Media Metrix. VNU has a majority interest of 65% in this Nasdaq-quoted company. NetRatings is making good progress towards achieving a break-even position as a result of cost savings. Its competitive position improved, and NetRatings' international client base expanded. ACNielsen eRatings offers the

Nielsen//NetRatings service outside of the United States and Canada.

Total revenues and operating income both increased for the Nielsen Entertainment Information division. This growth was primarily due to continued strong demand for audience and marketing information from an expanding global entertainment industry, but was also helped by the transfer of certain activities from VNU Business Media, and the acquisition of Book Data in the United Kingdom.
To expand its book information business, VNU acquired Book Data, a leading provider of bibliographic information and transaction services, and is integrating Book Data with its Whitaker Information Services unit in the United Kingdom. The combined business will be known as Nielsen BookData. A sister business, Nielsen BookScan, provides publishers with aggregated point-of-sale information from the largest chain book retailers and independent bookstores. Nielsen BookScan is likely to substantially improve book marketing and retailing in much the same way that Nielsen SoundScan, which measures retail sales of pre-recorded music, changed music marketing and retailing.

Nielsen Entertainment Information consists of Nielsen EDI, the leading provider of box-office information to the global motion-picture industry; Nielsen National Research Group (NRG), a leading Hollywood market research and consulting firm; Nielsen ReelResearch which tests TV program and advertising material; Nielsen Broadcast Data Systems (BDS), which tracks radio station airplay; and the Nielsen 'Scan' businesses (Nielsen SoundScan, Nielsen VideoScan, and Nielsen BookScan), which measure retail sales of audio and video entertainment products and books, respectively.

Nielsen EDI collects data from approximately 50,000 screens in the United States, Canada, the United Kingdom, Germany, Spain, France, Mexico, Australia and several other countries. Both total revenues and operating income were higher as a result of strong performances in all sectors.
Nielsen NRG is the leading market research and consulting firm serving the motion-picture industry. It operates through 12 countries but maintains staff only in the United States and United Kingdom. All major movie studios are clients of Nielsen NRG. Both total revenues and operating income were higher as a result of strong performances in Home Entertainment and Intercept.
Nielsen BookScan, Nielsen Soundscan, Nielsen VideoScan and Nielsen BDS together form the unit Nielsen Retail Entertainment Information. Nielsen BDS operates in the United States and Canada and is the world's leading provider of over the air music recognition for the record and radio industries.

A fall-off in global advertising spending resulting from the economic downturn negatively influenced both total revenues and operating income of the Media Solutions division, which provides software, systems and solutions for advertising agencies and media planners. The decline in operating results was largely offset by cost-savings. This division consists of SRDS, Interactive Market Systems, Marketing Resources Plus, a 49% stake in Scarborough Research, and PERQ/HCI.

MEDIA MEASUREMENT & INFORMATION

Every day, thousands of companies around the world - broadcasters, advertisers, advertising agencies, music companies, publishers, motion-picture studios, theatrical exhibitors and Internet companies - rely on the information and analytical tools of VNU Media Measurement & Information (MMI) to help them improve their business performance. Information about audiences and advertising is used to support marketing, promotion, programming, editorial and advertising decisions, and, in many cases, serves as the currency for determining the value of advertising time and space.

MMI is the global leader in the principle areas of Media Measurement, Internet Measurement, Entertainment Information, and Media Solutions.

Nielsen Media Research is the world's leading provider of Media Measurement and related services. In the United States, Nielsen Media Research estimates television audience size and demographics and reports this and related information to a diverse client base that includes advertisers, advertising agencies, broadcast and cable networks, program syndicators, cable operators, and television stations. Nielsen Media Research offers National Rating services, Local Rating services and US Hispanic Rating services. National audience estimates are collected and distributed daily to subscribers through People Meters installed in approximately 5,000 randomly selected households across the United States.

Outside the United States, Nielsen Media Research offers a full range of services, including Television and Radio Audience Measurement, Print Readership and Customized Media Research services. Nielsen Media Research is also the global leader in Advertising Information services. The company measures advertising expenditures, media placement and creative content in more than 30 of the world's leading advertising markets, including the world's largest market, the United States. Through a network of affiliates, coverage is extended to more than 70 countries, representing 85% of the world's advertising spending.

Through a 65% interest in NetRatings, VNU is the leading global source of information on Internet usage and behavior, measuring over 70% of the world's Internet population. We provide Internet Audience Measurement and Analysis services, which assist our clients in determining their Internet strategies in 13 countries. These services are marketed under the *Nielsen//NetRatings* brand.

VNU's Entertainment Information services play a vital role in the motion-picture, home entertainment, music and publishing industries. Nielsen EDI, based in Hollywood, tracks box-office receipts from more than 50,000 movie screens in 14 markets, making it the leading provider of box-office information for the worldwide motion-picture industry. Another unit, Nielsen NRG, is Hollywood's leading market research and consulting firm, while the Nielsen ReelResearch business tests TV program and advertising material. Nielsen Broadcast Data Systems (BDS) is the leading provider of Music Airplay Monitoring services for the broadcast-music industry, tracking US and Canadian radio stations 24 hour per day, seven days a week.

In the area of retail information, Nielsen SoundScan, Nielsen VideoScan and Nielsen BookScan provide services that track and report retail sales of audio and video entertainment products and books, respectively, to determine market shares and competitive merchandising activity.

The Media Solutions division offers a complete range of software, systems and tools for analyzing advertising data and planning media campaigns. The division includes SRDS, the leading provider of media rates and data to the US advertising industry; Interactive Market Systems (IMS), a leading provider of software solutions for media planning and analysis; Marketing Resources Plus (MRP), a provider of integrated broadcast and print planning and buying systems; PERQ/HCI, which provides media research and software analysis tools to the pharmaceutical industry; and Scarborough Research, 49% owned by VNU, the leading US provider of local market consumer information.

IN THE U.S., WE PUBLISH 56 TRADE MAGAZINES > REACHING 1.8 MILLION BUSINESS PEOPLE > PLUS 25 DIRECTORIES REACHING 164,000 USERS > 52 TRADE EVENTS ATTRACTING 461,500 VISITORS > 102 CONFERENCES REACHING 65,000 PROFESSIONALS > 180 ELECTRONIC PRODUCTS REACHING 27 MILLION PEOPLE > IN EUROPE, WE PUBLISH SOME 70 TRADE MAGAZINES IN 7 COUNTRIES > ALL TOGETHER SOME 70 MILLION COPIES PER YEAR > EUROPEAN EXHIBITION REVENUES ARE GROWING > WE NOW ORGANIZE 20 LARGE EVENTS AND HAVE A 50% STAKE IN SOME 100 TRADE EXHIBITIONS <


trade magazines


trade shows


conferences


News
on-line publications


Source to
industry news
and expertise
billboard

Business Information

As a result of depressed economic conditions, total revenues of the Business Information group decreased by 16% to EUR 775 million from EUR 926 million. However, total operating income was only slightly lower at EUR 107 million compared with EUR 112 million in the prior year. Operating income was positively affected by the sale of several business publications and by insurance benefits resulting from the cancellation of some trade shows. These one-time items amounted to EUR 6 million in total. Group's operating margin increased to 14% from 12%. Approximately all of the group's operating income is generated in the United States with Europe around break even level. The group accounted for 18% of VNU's total revenues in 2002.

VNU Expositions, part of our Business Information group, is one of the largest organizers of face-to-face events in key market segments in the United States and Brazil. This business continues to strengthen VNU's position as a leading business-to-business media and information company. In 2002, it delivered solid results due to the continued strong demand for its trade shows and educational conferences. This business is less cyclical than the rest of VNU Business Information, due to renewable registrations and guaranteed exhibitor fees for its events.
However, the publication activities of the Business Information group, which focuses on business and trade magazines, saw its revenues and income fall due to the global advertising recession.
The group was able to minimize the negative impact of the advertising recession on its profitability by drastically reducing headcount and production costs and closing less successful business magazines and trade shows. Results were also sustained by the margin improvement at VNU Expositions, which generated the majority of the group's operating income.

The effect of the rapid economic downturn, which began in the first half of 2001, was most evident during 2002, especially in Europe. Total advertising revenues declined by 25% to EUR 365 million from EUR 488 million in 2001. Advertising revenues accounted for 47% of the group's revenues. During the first half of 2002, the fall-off in advertising revenue amounted to 36% in Europe and 19% in the United States, compared to the same period in 2001, while these percentages were 29 and 22, respectively, for the second half of the year.

In the United States, the group operates under the name VNU Business Media, while business publication activities are managed by VNU Business Publications USA. The US business continued to see declining advertising revenues, but the impact of this was largely offset by cost reductions which have resulted in a lower overall cost base.
The decline in business-magazine advertising continued in the second half of the year, and was especially acute in publications focusing on the advertising, media and retail industries. *Adweek* experienced a significant decline in advertising revenues, primarily in the first half of the year, but that performance was partially offset by improved results at *Mediaweek* and *Brandweek*. Publications in the music business such as *Billboard* and *Monitors* suffered from lower advertising revenues and weak conditions in the recording industry.
However, publications aimed at professionals in the film industry performed better.



"Working closely with the Marketing Information companies enables our Retail & Food publications to provide readers with 'must have', exclusive editorial content to better run their businesses, while our Marketing Information units gain strategic, high-profile media exposure."

Don Longo
Associate Publisher/Editor-in-Chief of *Retail Merchandiser*

Business Information	VNU Business Media USA	VNU Business Media Europe
Trade magazines	VNU Business Publications USA	VNU Business Publications UK, The Netherlands, Belgium, Germany, Spain, France, Italy Gruppo Pubblicità Italia Publicaciones Profesionales
Trade shows	VNU Expositions	Learned Information, Imark Bias Group Jaarbeurs Exhibitions & Media
On-line publications	VNU eMedia & Information Marketing	VNUnet; the other on-line activities are integrated into the VNU Business Publications units

The Hollywood Reporter was able to benefit from successful releases of new movie titles and the strong Academy Awards season. This magazine also won a Neal Award for the best website from American Business Media. The professional travel publications, including the magazines *Successful Meetings* and *Business Travel News*, showed signs of recovery. In the retail business, several magazines had disappointing performances, including *Progressive Grocer* and *Retail Merchandiser.*
VNU Business Publications USA divested certain under-performing titles, including *Frozen Food Age, Food Logistics,* and *Contemporary Long Term Care*, while closing *Automotive and Transportation, Interiors,* and *Beverage World en Español. Online Learning* was merged with *Training, Sporting Goods Dealer* was merged with *Sporting Goods Business* and *Beverage World International* was incorporated into *Beverage World. Film Journal International* was transferred to VNU Expositions and *Giftware Business* was reformatted to serve as a show guide.

The performance of VNU Expositions in the United States exceeded expectations. Its largest and most successful face-to-face events are organized for the retail, entertainment, jewelry, healthcare, sports, and design industries. Total revenues were below last year as several trade shows were cancelled or suspended and the former Miller Freeman business in Argentina was closed. VNU Expositions also realized substantial cost savings on trade-show expenses by applying its more efficient production standards to events organized by the former Miller Freeman business, which resulted in a significant increase in its operating income over last year.
In early 2002, VNU Expositions increased its interest in the Sunshine Group Worldwide from 65% to 100%. This New York-based company, renamed the VNU Expositions Film Group, has the leading position in motion-picture production, distribution, exhibition and business information fields. Its activities include trade fairs and conventions such as *ShoWest* and *Cinema Expo International,* and it also publishes *Film Journal International*, a magazine for cinema theater owners and operators.

Industry-leading events organized by VNU Expositions include the *JA International Jewelry* winter and summer shows, *Couture Jewelry Collection and Conference, ASD/AMD Las Vegas* March and August trade shows, *GlobalShop Expo, ShoWest, Kitchen & Bath Industry Show, Training Conference & Expo, PhotoPlus Conference & Expo, Medtrade Conference & Expo, Outdoor Retailer* winter and summer markets, and *Hospitality Design Conference & Expo.*

VNU eMedia & Information Marketing manages the websites, electronic products, digital assets and audience marketing of the print publications for VNU Business Media. This business unit performed better than in 2001, mainly due to efficiencies achieved by Internet marketing campaigns, and continued growth in the areas of paid services and content licensing.

In Europe, the Business Information group, which operates under the name VNU Business Media Europe, saw its advertising revenues fall as it continued to face a disappointing advertising market, especially in the United Kingdom and The Netherlands. However, European advertising revenues represent only a relatively small part - 3% - of VNU's total revenues. VNU Business Media Europe relies heavily on advertising from the Information Technology business sector for its revenues, both for recruitment and display advertising. This business suffered as the IT sector remains under pressure worldwide. Further drastic cost-saving measures, including headcount reductions and the discontinuation of certain under-performing trade magazines, could not prevent a significant decline in operating income. VNU Business Media Europe is now close to a break-even position.
In the United Kingdom, The Netherlands and France, a number of publications, among them *What PC?, Network News, Starters* and *Informatique Magazine* were discontinued. The British magazines *Accountancy Age* and *Computing* were hit hard by the soft advertising market. Demand for both IT recruitment advertising as well as accountancy recruitment advertising and IT weekly display advertising declined. In The Netherlands, the Dutch weeklies *Intermediair* and *Computable* suffered from the substantial decline in recruitment advertising, and *Management Team* was negatively impacted by a weak market for display advertising.
In Belgium, the publication *Data Careers* suffered from lower recruitment and display advertising.
The German magazine *PC Professionell* was one of the few publications that performed above expectations.
The French publishing company, in particular, saw a decline in display advertising revenues and newsstand sales. A reorganization plan, announced in 2002, is aimed at stabilizing the French company.
The Spanish publishing company, VNU Business Publications España, strengthened its position in the Spanish market through the acquisition of Publicaciones Profesionales. This company publishes trade magazines, including the market-leading weekly *Anuncios*, and organizes industry events for the advertising and marketing sector.
The Italian publishing company performed below expectations due to tough market conditions for Gruppo Pubblicità Italia, which publishes magazines and organizes events for the advertising, marketing and media industries.

VNU's trade show-business in Europe, while still small, should grow substantially in the coming years. VNU plans to further expand European trade show-activities, primarily through small acquisitions. In 2001, VNU acquired the trade show organizations Imark Communications in the United Kingdom and BIAS in Italy, and in 2002 VNU purchased a 50% interest in Jaarbeurs Exhibitions & Media. These exposition activities made a positive contribution to the result of the Business Information group in Europe.



"We developed a radically new, integrated and agile approach on publishing IT specials. Our locally-supported, central publishing unit now produces high-value, low-cost content just once, publishing it simultaneously in seven European countries under different VNU-brands."

Juliet Parker
Director European Publishing Unit - VNU Business Media Europe

BUSINESS INFORMATION

VNU is one of the largest providers of integrated business-to-business information in the United States and Europe. Connecting customers – buyers, sellers, subscribers and attendees – in a variety of industries, we provide professional marketing intelligence through printed trade magazines and annual directories, via the Internet and through direct personal contact at trade shows and related exhibitions and conferences.

The group conducts business in seven European countries, the United States and Brazil. The September 2000 acquisition and subsequent integration of Miller Freeman USA has significantly strengthened our trade show business in the United States and Brazil.

The group generates revenues from publishing activities, organizing trade shows and exhibitions, and, to a limited extent, from associated Internet-related activities. Revenues from publishing activities consist principally of revenues from advertising, conferences, licensed content, subscriptions and single-copy sales.

Trade publications such as *Successful Meetings* in the United States and *Computing* in the United Kingdom generate virtually all of their revenues from advertising in their publications, which are distributed by controlled circulation (free of charge) and targeted at niche markets. Publishing-related advertising revenues consist of display and classified/recruitment advertisements. Other trade publications such as *The Hollywood Reporter* in the United States and *Computeractive* in the United Kingdom rely on revenues from direct sales, as well as annual subscriptions from industry participants. We receive virtually all of our trade show-revenues from the sale of booth spaces, attendee registration fees and sponsorship revenues.

In the United States, the Business Information group, named VNU Business Media, is comprised of VNU Business Publications USA, VNU Expositions and VNU eMedia & Information Marketing.

VNU Business Publications USA publishes 56 magazine titles across various segments: marketing and media, retail trade, construction, real estate, travel, food and beverage, health, sports, training and gifts, among others. These magazines reach 1.8 million business people. Well-known periodicals include *Billboard, Adweek, The Hollywood Reporter, Architecture, Commercial Property News, Hospitality Design, Successful Meetings, Business Travel News, Restaurant Business,* and *National Jeweler.*

Exhibitors at our 52 trade shows include manufacturers and suppliers of a wide range of products and services. Attendees are principally comprised of retailers, distributors and large-volume end users of exhibitors' products and services. VNU Expositions' trade shows facilitate the buying and selling of existing products and the promotion and launch of new products. Its conferences deliver must-have business information and networking opportunities to industry leaders and decision-makers.

VNU eMedia & Information Marketing manages the websites, electronic products, digital assets and audience marketing of the print publications for VNU Business Media. More than 180 electronic products are produced by eMedia & Information Marketing.

VNU Business Media Europe is one of Europe's leading IT publishers with magazines that target both the business and the consumer reader. We publish approximately 70 business publications in seven European countries with a total circulation of approximately 70 million copies a year. These publications cover a range of subject areas, including computer information, electronics, finance, management and career development. Leading business publishing titles are *Intermediair* (career development), *Computable* and *Management Team* in The Netherlands, *Computing, IT Week, Accountancy Age* and *Computeractive* in the United Kingdom, and *PC Professionell* in Germany.



OUR DIRECTORIES SERVE OVER 625,000 ADVERTISERS > WITH OVER 150 BUSINESS AND RESIDENTIAL DIRECTORIES > PRINTING ABOUT 40 MILLION COPIES A YEAR > WE PRODUCE MORE THAN 2 MILLION ADVERTISEMENTS FOR OUR CLIENTS > 8 OUT OF 10 RENEW AND INCREASE THEIR ADVERTISING EACH YEAR > THE PRINTED DIRECTORIES ARE REFERRED TO MORE THAN 650 MILLION TIMES A YEAR > TO FIND BUSINESSES, ADDRESSES, PHONE NUMBERS AND MORE > OUR INTERNET DIRECTORIES CARRYING THE LOCAL YELLOW PAGES BRAND HAVE ANNUAL PAGE VIEWS THAT EXCEED 300 MILLION <



business directories



residential phonebooks



on-line directories



mobile access


Every home and
business
within reach.

Directories

Total revenues of the Directories group increased by some 11% to EUR 489 million from EUR 441 million. This is mainly the result of the consolidation of Golden Pages, Ireland as of May 22, 2002, following the acquisition of the remaining 63% of this business. Total operating income grew by 5% to EUR 248 million from EUR 236 million mainly due to the additional results of the Golden Pages business in Ireland. The group's operating margin amounted to 48% compared with 49% in 2001. This decrease is the result of a lower margin in Ireland. Excluding this acquisition, total operating income would have been stable.
Excluding the Golden Pages business, there was a slight decline in total revenues. This decline demonstrates that the directory industry is not completely immune to economic downturns although the drop in revenues was considerably less than in other media and information businesses. For the second consecutive year, the group's organic growth has been hampered by weak economies in its main markets. There was very limited economic growth in The Netherlands, Belgium and Portugal, and advertising activity in these countries even decreased. A strike in Belgium influenced business negatively during the first half of the year. In addition, tourism from the United States to Puerto Rico collapsed, hurting that local economy.
South Africa, although showing good growth numbers, suffered from a weak currency. Taking all these factors into account, VNU World Directories can look back at a reasonable year.

The group has embraced a three-pronged strategy. The first strategic objective is to optimize and grow the results of its printed products. The second is to achieve strong growth in electronic products and the third is to expand the business geographically into the smaller countries. Multi-access capabilities have been developed, strong growth has been realized on the Internet and the geographical reach has been extended by acquiring full control of Golden Pages, Ireland and by taking a minority interest of 28% in Pagini Aurii in Romania.

The group's leading position in seven countries is built on well-established brands, comprehensive and accurate databases and a 'best in class' sales and marketing organization. Leveraging these assets has been key while creating multi-access capabilities and distributing directory information over these new platforms. This approach has paid off, especially in the Internet arena. The number of paying advertisers on the Internet increased to more than 70,000 at the end of 2002 versus 50,000 in 2001 and the number of page views exceeded 300 million. The number of visits and units grew by more than 100%.
Meanwhile, all dedicated Internet activities, which were previously separated from the print side of the business in order to achieve focus and accelerate growth, have been re-integrated into the core business. This realignment has created the organizational foundation needed to better balance the product proposition and to improve efficiency and effectiveness.
The group aims to be the provider of choice for directory products and services through multiple platforms in the markets it serves. It seeks to grow the traditional business while developing new revenue streams through product innovation. While this remains a challenge, developing a multiple platform strategy is absolutely necessary for future growth,

Directories	
Yellow pages / business	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania, Netherlands
White pages / residential	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania
On-line	Belgium, Portugal, Ireland, South Africa, Puerto Rico, Romania, Netherlands
Operator Assisted Services	Belgium, Portugal, Ireland, South Africa, Puerto Rico



"Golden Pages clearly benefits from being fully owned by VNU. We now have access to considerable benchmarking and industry expertise. We can also provide our people with opportunities for international exposure and further career development."

Ian Byrne
Managing Director Golden Pages

especially in mature markets that are shifting to other technology platforms.
The use of printed directories is decreasing gradually in these markets, whereas the usage of the Internet, cd-rom, and mobile phones is expanding rapidly. New sales methods and product combinations that are focused on increasing directory usage across all platforms have been introduced and should form a solid foundation for new sustainable growth. Furthermore, the international directory landscape is changing continuously. Further industry consolidation is expected, which will certainly bring about new challenges and opportunities also for VNU World Directories.

At Promedia in Belgium, revenues decreased in 2002. Operating income improved slightly thanks to strict cost reduction measures. The Internet site of Promedia is considered a trailblazer in Belgium and the site has generated strong advertising sales. The success of the Internet has somewhat cannibalized advertising sales of the print directories. Meanwhile, new product offerings and sales tactics have been prepared in order to better cope with this shift. A number of print directories were revised, most notably the Brussels alphabetical directory in order to better respond to user needs. Overall, Promedia's share in the advertising market increased in 2002. However, a strike in Belgium had a slight negative effect on total revenues and caused among other things a delay in the distribution of certain directories in the first half of 2002.

In The Netherlands, total revenues at Gouden Gids equalled prior year's level. The same was the case with operating income, which benefited from strong cost control. In 2002, the total sales and marketing organization was successfully revamped to focus on a regional, rather than a channel approach. This organization now forms a strong foundation for the achievement of future, ambitious goals. In addition, new combined product solutions with a competitive price structure have been introduced in order to regain topline growth and market share in a competitive environment.

In a weak economic environment Páginas Amarelas in Portugal achieved similar total revenues as in 2001. Operating income was slightly higher than in 2001. A number of new commercial initiatives have been introduced to further grow the topline. In addition, a re-launch of the company's Internet site is underway, and the company is preparing a country wide business-to-business directory.

Although growth in Ireland, the so-called 'Celtic Tiger', slowed as well, Golden Pages achieved robust growth in its white and yellow pages. In order to stimulate further growth, steps have been taken to improve the current position of the talking pages product as well as the company's Internet offering, which will be launched at the beginning of 2003. The performance of Golden Pages is expected to improve further after the current implementation of a new company-wide information system.

Verizon Information Services in Puerto Rico (a 40% interest) faced a difficult year in 2002 as it coped with the impact of a difficult economy, especially in the tourism-related business, in the aftermath of the September 11 attacks in 2001. With new products such

DIRECTORIES

VNU World Directories produces business and residential telephone directories in print, cd-rom, and on-line formats, and offers other information services. The Directories group is the market leader in each of the seven countries where it is present. The audience for these directories is highly attractive to local and national advertisers.

Primary products include 'yellow pages' classified directories, 'white pages' alphabetical directories, business-to-business directories and neighborhood directories. In addition, the group offers various electronic and other directory products including directories on cd-rom, directories on the Internet, operator-assisted audio directories, printed fax directories and printed tourist/visitor directories.

The Internet is of critical importance to the future growth and development of this business. VNU World Directories has invested significantly in order to develop leadership on the Internet. The group also aims to continue the exploration of opportunities to grow geographically, especially in Europe. Growth can be best achieved by enlarging the footprint in both mature and emerging markets, and by leveraging synergies between print and on-line formats.

With recognized brands such as *Gouden Gids, Golden Pages, Pages d'Or, Páginas Amarelas* and *Pagini Aurii*, and an extensive sales and marketing network, VNU World Directories is a leading directory company in Belgium, The Netherlands, Ireland, Portugal, Romania, Puerto Rico and South Africa.

The group derives the major proportion of its revenues from advertisements in its print directories. Many advertisers see directory advertising as a necessary feature of their marketing campaign, and consider it 'must have' exposure for their businesses. This loyal advertiser base historically has annual renewal rates of 75% to 85%. This high renewal rate helps reduce the group's exposure to cyclical downturn.

The individual companies of VNU World Directories are organized by country because of the local nature of their business and the specific relationships they hold within their markets.

as a mobile guide, strong growth in Internet sales and renewed cross-sales into the US Virgin Islands, coupled with a strong cost-control policy, Verizon Information Services managed to limit the adverse financial impact from the economic downturn.

Telkom Directory Services in South Africa (a 33% interest) recovered from organizational and IT issues from previous years. This company turned the corner and is now showing a healthy topline and bottomline performance. Results were under pressure because of a weak rand during most of 2002, but ended above 2001.

Pagini Aurii (a 28% interest) benefited from a growing Romanian economy in a stable political environment. The topline showed solid growth and was positively impacted by the successful launch of a tourist guide.

Executive Board
Haarlem, March 11, 2003

VNU BUSINESS PRINCIPLES

VNU strives to do business in an ethical and responsible manner. To make this possible it is important that each employee is able to make the right decisions and act accordingly. In order to achieve this, we have formulated a series of business principles.

Business Integrity – VNU demands honesty and integrity in all aspects of business, with regard to clients, suppliers, and others. In this respect VNU is committed to compliance with applicable laws and regulations in the locations where the corporation operates and conducts business. Among other legal matters, the direct or indirect solicitation, offering, or acceptance of bribes in any form is unacceptable. Employees must at all times avoid conflicts of interest between their private financial activities and their part in the conduct of company business.

Privacy – Privacy of information is of essential importance for our business and our business partners. Accordingly, appropriate security measures are taken to ensure the protection and integrity of all information VNU manages.

Openness – VNU recognizes the value of open and ongoing communication with respect to its business. All stakeholders will be provided with access to relevant and appropriate information through, among others, our annual report, our website, press publications, interviews, information requests, and internal channels of communication. This does not include information that VNU considers confidential and commercially sensitive.

Stakeholder value – VNU is committed to enhancing shareholder value of the company. To this end, we seek for our people to optimize opportunities for our clients to benefit from our products and services, for our business partners to create mutually beneficial relationships, and for the local and global community to benefit from our activities.

Our people – VNU respects people and believes in the fundamental dignity and value of each individual. We attract, develop, and compensate individuals based on job-related qualifications and abilities only, without, among others, discriminating against race, color, religion, nationality, gender, sexual orientation, disability, or age. We have a strong commitment to maintaining a bias-free environment in which any form of harassment is prohibited.

Labor conditions – VNU considers it important that both its own employees and those of its suppliers work under respectable labor conditions that comply with local laws. Within the operating companies, we take responsibility to establish and maintain health and safety programs in compliance with national and local laws and regulations. We will develop a program to encourage our suppliers, in whatever country, to comply with the norms as described in the OECD (Organization for Economic Cooperation and Development) 'Guidelines for Multinational Enterprises', Chapter IV, as reviewed in 2000.

Environment – VNU is committed to compliance with relevant environmental rules, regulations, and standards applicable to its operations in each operating country. We strive to improve our environmental performance by among other things, a careful selection of our suppliers.

Society – Community and social investment is an important part of VNU's corporate social responsibility. We support a number of social initiatives in countries where the company is present. We direct the budget for corporate gifts to projects that enhance the development of people through information. In addition to this, the operating companies are involved in the local community in several ways. VNU or its operating companies do not make payments to political parties or representatives thereof.

Board of Supervisory Directors



[illegible] BOARD OF SUPERVISORY DIRECTORS AS OF MARCH 11, [illegible]

From left: J.L. Brentjens, P.J. van Dun, P.A.F.W. Elverding, A.G. Jacobs, P.A.W. Roef, F.L.V. Meysman

[illegible] Roef [illegible], Chairman

Former Chairman of the Executive Board of Gamma Holding nv

Important other functions: Supervisory Director of Gamma Holding nv; Koninklijke Numico nv; Robeco nv; Parcom Ventures bv (Chairman)

Nationality: Dutch

First appointment: [illegible]

A. Jacobs (66), Vice-Chairman

[illegible]

Nationality: Dutch
First appointment: [illegible]

Important other functions: Supervisory Director of Imtech nv (Chairman); Joh. Enschedé bv (Chairman); Koninklijke Nederlandsche Petroleum Maatschappij nv (Chairman); Euronext nv; Buhrmann nv; IHC Caland nv; ING Groep nv

J.L. Brentjens (62)

[illegible]

Nationality: Dutch
First appointment: [illegible]

Important other functions: Supervisory Director of Heijmans nv (Chairman); Océ nv (Chairman); ArboNed nv (Chairman); Roto Smeets De Boer nv (Vice-Chairman); Fortis Obam nv; P. Bakker Hillegom bv; Van Leer Group Foundation (Vice-Chairman); Chairman of the Board of Stichting Katholieke Universiteit Nijmegen

[illegible] van Dam (55)

[illegible]

Nationality: Dutch
First appointment: [illegible]

Important other functions: Member of the Board of Stichting Ahold Continuiteit; Member of Advisory Council Stichting PION; Member of Advisory Council of MeijerMonitor bv; Accounting Plaza bv; Chairman of Curatorium PDO (Post Academic Education) Changing Management Vrije Universiteit in Amsterdam

P.A.F.W. Elverding (54)

[illegible]

Nationality: Dutch
First appointment: [illegible]

Important other functions: Chairman Board of Delegate Supervisory Directors of nv Nederlandse Gasunie; Supervisory Director of nv Nederlandse Gasunie; De Nederlandsche Bank nv; Treasurer of Association VNO NCW; Chairman of the Board of Stichting Management Studies; Chairman Supervisory Board of Stichting Revalidatie Limburg; Vice President CEFIC; Member Supervisory Board of Maastricht University/Transnational University Limburg

[illegible] Meysman [illegible]

[illegible]

Nationality: [illegible]
First appointment: [illegible]

Important other functions: Director and Executive Vice President of Sara Lee Corporation; Supervisory Director of Grontmij nv; Member of the Board of GIMV nv

Report of the Board of Supervisory Directors

To the General Meeting of Shareholders of VNU nv

The financial statements of VNU nv as made by the Executive Board for the year ended December 31, 2002 have been audited by Ernst & Young Accountants, which have issued an unqualified audit opinion. The Audit Committee of the Board of Supervisory Directors has discussed these financial statements in a meeting where Ernst & Young Accountants was present.
The Board of Supervisory Directors recommends that at the General Meeting of Shareholders, the 2002 financial statements be adopted accordingly. When the General Meeting of Shareholders adopts the 2002 financial statements, this will include approval to pay a dividend of EUR 0.45 per priority share, EUR 0.64 per 7% preferred share, which has already been paid as an interim dividend and of EUR 0.55 per common share of which an interim dividend of EUR 0.12 has already been paid. The final dividend of EUR 0.43 will be payable, if the shareholders so desire, in shares in a ratio to be determined later.

As separate agenda items, we recommend the General Meeting of Shareholders to discharge the Board of Supervisory Directors and the Executive Board of their supervisory and management responsibility in 2002, as far as they relate to the financial statements, the Annual Report including comments and the other information provided herewith.
The Board of Supervisory Directors is pleased to note that in spite of a continued weakening economic climate, cash earnings per share further increased.
For their dedication, we express our thanks to the Executive Board, management and all employees of the company. In our contacts with the employment representatives, we have always had open and constructive discussions.

The Board of Supervisory Directors regularly held deliberations throughout 2002 with the Executive Board. Of six meetings in total one was held in the United States.
Also meetings were held by the Audit Committee and the Remuneration Committee.
The Audit Committee consists of messrs. P.A.F.W. Elverding, J.L. Brentjens and A.G. Jacobs.
The Remuneration Committee consists of messrs. P.A.W. Roef, A.G. Jacobs and F.L.V. Meysman; this committee discussed the remuneration of the Executive Board members as given in this Annual Report.
The meetings of the Board of Supervisory Directors enjoyed a rate of attendance of 100% over 2002.

VNU's top management structure was another major point of attention. On October 30, 2002 the retirement from the Executive Board of mr. G.S. Hobbs as of April 15, 2003 was announced.
Mr. Hobbs joined VNU in 1994 upon the acquisition of the American publishing company BPI Communications, where mr. Hobbs was CEO. Later that year, mr. Hobbs was appointed as Chairman and CEO of VNU inc in the United States. Subsequently in 1998, mr. Hobbs was appointed a member of the Executive Board of VNU and finally became its Vice Chairman in 2001. The Board of Supervisory Directors is grateful for mr. Hobbs' efforts and large contribution to the performance of VNU. Particular regard deserves the important contribution of mr. Hobbs to the transformation of VNU into a company with a global leadership position in professional information.

The performances of the individual groups were regularly discussed. Additional subjects of discussion were budgets, monthly-, quarterly-, half-yearly- and yearly results, financial statements and the Annual Report.

Considerable attention was also devoted to human resource policies and in particular to management development, structure of remuneration and succession planning in light of continuing internationalization. In this regard also the Business Principles have been discussed.
In addition the Board of Supervisory Directors devoted its attention to the risk profile of VNU, its strategy and portfolio, the acquisition of the remaining shares of Golden Pages, Ireland, the share issuance in May, 2002, the financing of the company in general and its rating with Credit Agencies.

The Board of Supervisory Directors also discussed its own performance, its relationship to the Executive

Board, composition and review of the Executive Board as well as the composition of the Board of Supervisory Directors. The meetings of the Central Workers Council were always attended by a member of the Board of Supervisory Directors.

The voluntary 'structuurregime' (a special corporate governance regime for defined large companies in The Netherlands) which applied to VNU has been abolished in accordance with the decision of the General Meeting of Shareholders held on April 16, 2002. For the Dutch corporations a Central Workers Council has been established that became operational during the first quarter of this year.

At the General Meeting of Shareholders to be held on April 15, 2003, messrs. P.A.W. Roef and P.J. van Dun will retire as Chairman and a member respectively of the Board of Supervisory Directors. The Board of Supervisory Directors wishes to record that mr. P.A.W. Roef became a member of the Board in 1988 in the wake of the acquisition of the newspaper group Audet, and that since then he has been involved in the development of VNU at first as a member of the Board of Supervisory Directors, subsequently as Vice Chairman since 1992 and finally as Chairman since 1995. Mr. Roef had an outstanding contribution to the performance of the Board of Supervisory Directors of VNU and in particular to the transformation process VNU completed over the last years. The Board of Supervisory Directors expresses its considerable respect in relation thereto.
The Board of Supervisory Directors also wishes to express its particular respect for the contribution of mr. P.J. van Dun, who was a member of the Board of Supervisory Directors since 1996. The Board of Supervisory Directors greatly appreciates the continued commitment of mr. Van Dun to VNU where he will contribute to the creation and functioning as Chairman of the Board of Supervisory Directors for the Dutch VNU entities.

The Board of Supervisory Directors has appointed mr. A.G. Jacobs to be its Chairman as per April 15, 2003. Mr. F.L.V. Meysman, whose term of office expires according to schedule and who has expressed his willingness to be re-appointed has been recommended to be re-appointed as Vice Chairman of the Board of Supervisory Directors. In addition mr. G.S. Hobbs, previously Vice Chairman of the Executive Board is recommended to be appointed as per January 1, 2004 as new member of the Board of Supervisory Directors, and mr. R. Dahan, until recently Executive Vice President and Director of Exxon Mobil Corporation is recommended to be appointed as a member of the Board of Supervisory Directors as per April 15, 2003.

In 2004, the term of office of mr. J.L. Brentjens and mr. P.A.F.W. Elverding will expire according to schedule.

Board of Supervisory Directors
Haarlem, March 11, 2003

Financial Statements

2002

Consolidated Balance Sheet before Profit Appropriation*

December 31		2002	2001
AMOUNTS × EUR 1,000			
Fixed assets			
Intangible assets	1	**8,199,748**	9,149,494
Property, plant and equipment	2	**522,353**	537,515
Long-term financial assets	3	**126,020**	171,769
		8,848,121	9,858,778
Current assets			
Inventories	4	**62,353**	56,602
Accounts receivable and other current assets	5	**1,281,983**	1,509,616
Cash and cash equivalents	6	**524,515**	623,639
		1,868,851	2,189,857
Current liabilities	7	**1,913,779**	2,588,463
Working capital		**(44,928)**	(398,606)
Capital to be financed		**8,803,193**	9,460,172
Non-current liabilities			
Debenture loans and private placements	8	**3,183,977**	3,355,052
Other long-term liabilities	8	**102,886**	196,629
		3,286,863	3,551,681
Provision for liabilities and charges	9	**331,881**	279,101
Subordinated loans	10	**491,882**	491,882
Minority interests		**105,343**	142,142
Shareholders' equity			
Capital stock	11	**52,195**	50,262
Additional paid-in capital	11	**2,335,360**	2,067,434
Retained earnings	12	**2,029,998**	1,873,574
Unappropriated net earnings		**169,671**	1,004,096
		4,587,224	4,995,366
Financing capital		**8,803,193**	9,460,172

* In 2002 the consolidated balance sheet has been prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly.

Consolidated Statement of Earnings

Years ended December 31		2002	in %	2001	in %
AMOUNTS × EUR 1,000					
Net operating revenues		**4,266,420**	**99.8**	4,813,206	99.8
Other revenues		**9,057**	**0.2**	11,887	0.2
Total revenues	15	**4,275,477**	**100.0**	4,825,093	100.0
Personnel costs	16	**1,885,762**	**44.1**	1,917,675	39.7
Raw materials and purchased services	17	**682,417**	**16.0**	1,009,086	20.9
Other operating expenses	18	**801,741**	**18.8**	943,496	19.6
Depreciation of property, plant and equipment	2	**159,715**	**3.7**	148,822	3.1
Total operating costs and expenses		**3,529,635**	**82.6**	4,019,079	83.3
Operating income of subsidiaries		**745,842**	**17.4**	806,014	16.7
Equity in operating income of associates	19	**19,469**		29,187	
Total operating income before goodwill amortization and impairment charges		**765,311**		835,201	
Goodwill amortization	20	**(248,401)**		(260,885)	
Goodwill impairment charges	20	**(37,963)**		(140,000)	
Operating income after goodwill amortization and impairment charges		**478,947**		434,316	
Interest income		**23,796**		41,669	
Interest expense		**(188,777)**		(279,592)	
Other financial gains and losses		**(7,000)**		-	
Results from financial income and expense		**(171,981)**		(237,923)	
Earnings from ordinary activities before income taxes		**306,966**		196,393	
Income taxes	21	**(133,150)**		(172,058)	
Earnings from ordinary activities after income taxes		**173,816**		24,335	
Minority interests		**(4,145)**		(9,638)	
Earnings from ordinary activities after income taxes and after minority interests		**169,671**		14,697	
Extraordinary items before income taxes		**-**		989,399	
Income taxes		**-**		-	
Extraordinary items after income taxes	22	**-**		989,399	
Net earnings		**169,671**		1,004,096	

Per common share		2002	diluted 2002	2001	diluted 2001
AMOUNTS × EUR 1					
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)		**1.83**	**1.83**	1.73	1.73
Earnings before extraordinary items	23	**0.67**	**0.67**	0.04	0.04
Net earnings	23	**0.67**	**0.67**	4.21*	4.21*

* Including extraordinary items (divestiture of Consumer Information and Educational Information groups).

Consolidated Statement of Cash Flows

Years ended December 31			2002		2001
AMOUNTS × EUR 1,000					
Operating income of subsidiaries after goodwill amortization and impairment charges			**459,478**		405,549
Adjustments for:					
Book gains, included in operating income			**(9,057)**		(11,887)
Depreciation of property, plant and equipment			**159,715**		148,822
Goodwill amortization and impairment charges of subsidiaries and associates			**286,364**		400,465
Change in provisions and other long-term liabilities			**(10,695)**		(23,647)
Change in accounts receivable and other current assets		**47,193**		(19,733)	
Change in inventories		**1,656**		8,683	
Change in current liabilities		**(91,282)**		(41,115)	
Change in working capital items			**(42,433)**		(52,165)
Cash flows from operations of subsidiaries			**843,372**		867,137
Interest received		**22,695**		43,067	
Dividends received from associates		**12,286**		11,455	
Interest paid		**(173,861)**		(262,352)	
Income taxes paid		**(79,683)**		(142,189)	
			(218,563)		(350,019)
Cash flows from operating activities			**624,809**		517,118
Acquisition of subsidiaries and associates	25	**(326,248)**		(2,782,593)	
Divestiture of subsidiaries and associates	26	**16,985**		1,289,437	
Net investments in property, plant and equipment		**(197,917)**		(238,617)	
Net investments in long-term financial assets		**(7,417)**		10,429	
Cash flows from investment activities			**(514,597)**		(1,721,344)
Proceeds from long- and short-term debt		**635,256**		5,739,897	
Repayment of long- and short-term debt		**(992,795)**		(4,268,047)	
Proceeds from share issuance		**259,922**		9,175	
Dividends paid		**(72,510)**		(69,659)	
Cash flows from financing activities			**(170,127)**		1,411,366
Net cash flows			**(59,915)**		207,140
Foreign currency translation differences and other changes			**(39,209)**		(185,923)
Changes in cash and cash equivalents			**(99,124)**		21,217
Cash flows from operating activities		**624,809**		517,118	
Net investments in property, plant and equipment		**(197,917)**		(238,617)	
Free cash flows before dividends paid			**426,892**		278,501
Dividends paid			**(72,510)**		(69,659)
Free cash flows			**354,382**		208,842

Explanatory Notes to the Consolidated Financial Statements

Accounting policies

As from 2002 the consolidated balance sheet has been prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly. Other accounting policies have not changed compared to last year.

Principles of consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries, in which VNU has more than half of the voting rights. The consolidated financial statements reflect the assets and liabilities and results of these companies at 100%. Minority interests are recorded separately in the consolidated balance sheet and statement of earnings. The company's joint ventures (50% owned subsidiaries) are consolidated proportionally.

Earnings, assets and liabilities are included in the statement of earnings and balance sheet respectively from the date VNU has obtained control in the acquired enterprise or for associates when we can exercise significant influence.

Accounting for acquisitions

Acquisitions are accounted for according to the purchase method, whereby the cost of the acquisition is attributed to the fair value of the acquired assets and liabilities at the date of the acquisition. The fair value is ultimately determined no later than at the end of the first full annual accounting period commencing after acquisition.

Goodwill represents the excess purchase price over the fair value of identifiable net assets, including liabilities assumed of businesses acquired and is being capitalized and amortized by the acquirer on a straight-line basis over the estimated useful life of the business acquired. Goodwill in currencies other than euro is translated at year-end exchange rates.

Foreign currency translation

Assets and liabilities in currencies other than euro are translated at the prevailing exchange rates at December 31. Currency gains and losses on equity investments in foreign subsidiaries and associates and the related foreign currency borrowings are reflected in retained earnings, and remain there at the time of disposition of the entity. Currency differences on other items are reflected in earnings.

The statement of earnings of subsidiaries and associates reporting in foreign currencies are translated at the weighted average rates of exchange during the year under review. The balance sheet items of subsidiaries are translated at year-end exchange rates. As a result, the differences of these exchange rates on the statement of earnings are reflected in retained earnings.

For the translation of US dollars the following year-end and weighted average rates were used:

	Balance Sheet		Statement of Earnings	
	2002	*2001*	*2002*	*2001*
US dollar (USD)	0.96	1.13	1.07	1.12

In the translation of financial statements of companies that report in the currency of a highly inflationary country, the effect of changing prices is taken into account. Currency exchange differences on monetary assets and liabilities of these companies are reflected in the statement of earnings.

Hedge accounting

The company utilizes derivative financial instruments to reduce its exposure to interest rates, currency fluctuations and forward exchange contract risk. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged.
Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

Accounting Principles for the Consolidated Balance Sheet

Intangible assets

The financial statements for 2002 have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as for the determination of goodwill amortization and impairment charges as used in the 2000 and 2001 annual reports. Effective January 1, 2001, in accordance with Dutch accounting principles, amortization should be recorded for all intangible fixed assets. In the United States, an accounting standard has been issued that no longer permits goodwill amortization as of 2002 unless it relates to the annual impairment test. In 2001, the International Accounting Standards Board (IASB) started the 'Business Combinations' project. In December 2002, the IASB published an exposure draft on Business Combinations. While it prohibits the amortization of goodwill, it does require an annual impairment test of goodwill to be performed. Although the proposed rules are largely consistent with the accounting principles for intangibles in the United States (US GAAP), this exposure draft contains certain provisions that deviate from the US GAAP approach.
In light of the above developments, we decided to maintain our current accounting principles in 2002 as well, because we believe that successive changes in our accounting principles for intangibles will not improve the reader's insight into our financial statements.

Publishing rights

The costs of acquired publishing rights are, when they exceed a certain amount, capitalized at a value attributed to those publishing rights based upon the profitability of the investment. Such capitalized amounts cannot be in excess of their acquisition costs. Publishing rights which do not decline in value either because of use or the passage of time are not amortized. Publishing rights whose useful life is determined to be limited, are amortized on a straight-line basis over their respective useful lives. In connection with the review of the recoverability of the book value of goodwill, publishing rights are tested for potential impairment at least twice a year, using consistently applied principles. Any diminution in value of publishing rights is charged to the statement of earnings as an impairment charge. Publishing rights can also be included in VNU's share in the net asset value of associates.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable net assets and liabilities of businesses acquired at the date of acquisition. Assets may include publishing rights not previously capitalized by the enterprise and liabilities may include provisions considered necessary for reorganizations. Goodwill is capitalized and amortized on a straight-line basis over the estimated useful life of the business acquired, not to exceed 40 years.
Periodically and in connection with the evaluation of the book value of publishing rights, a reassessment is made on the basis of the actual income and expectations of future income. Book value of goodwill items, which are amortized in a period of more than 20 years, is evaluated at least twice a year, using consistently applied principles. If it is determined that an additional diminution in value has occurred, this impairment is charged to the statement of earnings.

Property, plant and equipment

Property, plant and equipment are reflected at historical cost and are depreciated on a straight-line basis over their estimated useful life. If it is determined that there has been a decline in the carrying value of these assets, additional depreciation is charged to the statement of earnings.
Property, plant and equipment not used in the production process are valued at the lower of cost or market. Production software used for the production of software for sale to third parties is capitalized and depreciated over its estimated useful life. Software for internal use is also capitalized if the costs exceed a minimum limit. Other software is charged to the statement of earnings as incurred.

Associates

Equity in and advances to associates in which VNU can exercise operating control are reflected at their net asset value as adjusted to conform with VNU's accounting policies. Associates in which VNU cannot exercise significant influence are valued at the lower of cost or realizable value. Revaluations below cost are reflected in the statement of earnings under other financial gains and losses.

Inventories
Inventories are stated at historical cost, after deducting provisions for obsolescence or expected future losses. Work-in-progress includes historical stated direct and indirect costs relating to telephone, professional and business directories prior to their publication date.

Accounts receivable and other current assets
Accounts receivable are reflected net of provisions for doubtful accounts and estimated sales returns. Included in accounts receivable and other current assets are deferred tax assets. Future tax benefits resulting from the utilization of net operating loss carryforwards and temporary differences are reflected as a deferred tax asset, to the extent that it is probable that taxable income will be available against which the loss carryforwards and temporary differences can be utilized.

Non-current liabilities
Non-current liabilities are recorded at face value. The portion of non-current liabilities maturing within one year is included in current liabilities. Both the liability component as well as the equity component of convertible debentures are presented under non-current liabilities or subordinated loans.

Provision for pension liabilities
Employee pension plans have been established in many countries in which VNU is active in accordance with local policy and legal requirements. Approximately 30% of our employees participate in defined-benefit plans. These plans are generally funded with plan assets that have been segregated and restricted in an independent trust or foundation to provide for the pensions to which the Company is committed. Valuations of the obligations are performed by independent actuaries.
Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funding status, legal and tax considerations as well as local requirements.
In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeds the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension assets are recognized as an additional minimum pension liability and are deducted from equity (retained earnings). Certain group companies sponsor defined-contribution plans. These do not give rise to balance sheet provisions, other than relating to short-term timing differences which are included in current liabilities.
In certain countries, in addition to providing pension benefits, the Company provides other post-retirement benefits, primarily retiree healthcare benefits.

Provision for reorganizations
This provision relates to integrations, changes in organization structure, etc. The provision is charged to the statement of earnings or goodwill at the time of acquisition.

Provision for deferred income taxes
Deferred income taxes are provided for timing differences in the valuation of assets and liabilities for financial statement and income tax purposes. Such provisions are established at current income tax rates. The provision for deferred income taxes also includes a provision for certain tax exposures.

Lease
Assets obtained by an agreement in which VNU holds the risks and rewards incidental to ownership of the asset (financial lease) are included in fixed assets at the fair value or, if lower, the present value of minimum lease payments. The long-term portion of the commitments to pay periodic rents less interest is included in other long-term liabilities. The short-term portion of these commitments is included in other current liabilities. The assets are depreciated on a straight-line basis over the shorter of the term of the agreement or estimated useful life of the asset. The interest included in the rents is attributed evenly over the term of the agreement in order to come to a constant interest charge to the statement of earnings. Rental commitments from agreements in which the risks and rewards incidental to ownership of the asset are transferred substantially to the lessor (operational lease) are charged on a straight line basis to the statement of earnings over the term of the lease agreement.

Other assets and liabilities
All other assets and liabilities not previously mentioned, are stated at historical cost. If required, provisions have been deducted from the assets' value.

Accounting Principles for the Consolidated Statement of Earnings

Revenue recognition

Marketing Information: Revenue from retail measurement services and consumer panel services is recognized on a straight-line basis over the initial contract term during which the services are performed and delivered. Revenue from customized research is recognized when the services are performed.

Media Measurement & Information: Television audience measurement revenue is recognized pro rata over a one-year period, or as the information is delivered or related services are performed. Internet measurement revenue is recognized ratably over the term of the related contract as services are provided (recurring services) or in the period in which the product is delivered (non-recurring services). Advertiser services revenue is recognized when the advertisement is published (issue date). Revenue from electronic advertising is recognized on a straight-line basis over the period during which the advertisement is available.

Business Information: Revenue from printed circulation and advertisements included therein is recognized on the publishing date. Revenue from electronic circulation and advertising is recognized over the period during which both are electronically available. Revenue from trade shows is recognized at the time of the event.

Directories: Revenue from printed advertisements is recognized on the date that the directories, in which these advertisements are included, are published. Revenue from electronic advertisements is recognized on a straight-line basis over the period in which the advertisement is electronically available.

Net operating revenues

Net operating revenues are reflected net of sales discounts, returns and value-added taxes.

Other revenues

Included in other revenues are gains and losses from the sale of assets.

Raw materials and purchased services

Costs of raw materials, purchased services and the costs of purchased finished goods are determined based upon historical cost.

Pension costs

Pension costs, in respect of defined-benefit pension plans, primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.
Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the statement of earnings, unless the accumulated differences and changes exceed a certain threshold.
The excess is amortized and charged to the statement of earnings over, at the maximum, the average remaining term of employee service.

Obligations for contributions to defined-contribution pension plans are recognized as an expense in the statement of earnings as incurred.

Depreciation of property, plant and equipment

Property, plant and equipment are recorded at historical cost. Depreciation is recorded on the straight-line method over the assets' estimated useful life. Property, plant and equipment on order are not depreciated.

Depreciation percentages for the most significant asset categories are as follows:

	in %
Office buildings	2 – 4
Telephone equipment	10 – 12 ½
Hardware	25 – 33 ⅓
Software	20 – 33 ⅓
Furniture and equipment	10 – 20
Cars	25 – 33⅓

Equity in operating income of associates

VNU's share in operating income of associates in which the company can exercise operating control and for which equity accounting on the basis of VNU's accounting policies is applied, is presented separately as part of operating income. VNU's share in goodwill amortization and impairment charges, interest income, interest expense, income taxes and extraordinary items of associates are included in the related categories in the statement of earnings. For associates, which are valued at the lower of cost or market, only dividends received are reflected as part of other financial gains and losses.

Goodwill amortization and impairment charges
Goodwill on acquired activities is amortized on a straight-line basis for a period not to exceed 40 years. Amortization periods depend on the expected stability of the financial development of the particular entity. Currently, the maximum amortization period is not in excess of 30 years.
Additional amortization charges, as a result of the realizable value of goodwill and publishing rights being lower than their carrying value and deemed to be impaired in the half-yearly impairment tests, are also included under this heading.

Income taxes
Income taxes are computed on pre-tax earnings based upon the consolidated statement of earnings using various tax rates in effect in different countries. Differences between deferred tax assets and liabilities and the realization of such assets and liabilities are reflected in the income tax charge to the consolidated statement of earnings.
The effective tax rate is calculated as income taxes expressed as a percentage of earnings from ordinary activities before income taxes plus non-tax deductible goodwill amortization and impairment charges.

Extraordinary items
Non-recurring items of significant magnitude not generated by VNU's ordinary activities are reflected under this heading.

Accounting Principles for the Consolidated Statement of Cash Flows

Acquisition of subsidiaries and associates
Payments related to the acquisition of subsidiaries and associates (including payments relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of acquisition are deducted from these payments.

Divestiture of subsidiaries and associates
The proceeds from the divestiture of subsidiaries and associates (including receipts relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of divestiture are deducted from the proceeds.

Dividends paid
Reflected on this line item are the final dividends paid from the prior year plus the interim dividends paid in the current reporting year.

Free cash flows
Free cash flows consist of cash flows from operating activities, reduced by net investments in property, plant and equipment and dividends paid.

Explanatory Notes to the Consolidated Balance Sheet

1 Intangible assets

AMOUNTS x EUR 1,000	2002	2001
Publishing rights		
Balance at January 1	**3,228,511**	2,306,534
Additions	**62,311**	893,631
Impairment charges	**(1,439)**	–
Deconsolidations	**–**	(51,541)
Foreign currency translation differences and other changes	**(341,335)**	79,887
Balance at December 31	**2,948,048**	3,228,511
Cumulative impairment charges	**1,439**	–
Included in the net asset value of associates are publishing rights. VNU's share approximates EUR 32 million at the end of 2002 (2001: EUR 38 million).		
Goodwill		
Balance at January 1	**5,920,983**	4,275,410
Additions	**247,728**	1,960,062
Amortization	**(248,401)**	(260,885)
Impairment charges	**(36,524)**	(140,000)
Deconsolidations	**–**	(89,268)
Foreign currency translation differences and other changes	**(632,086)**	175,664
Balance at December 31	**5,251,700**	5,920,983
Cumulative amortization	**688,317**	514,208
Cumulative impairment charges	**155,213**	140,000
For the period 1980 through 1997, a balance of approximately EUR 900 million was charged to retained earnings, after deducting tax benefits on acquisitions and goodwill related to the sale of previous acquisitions. Effective in 1998, goodwill related to acquisitions is capitalized and amortized over a weighted average of 26 years up to, in current practice, a maximum of 30 years.		
Total intangible assets	**8,199,748**	9,149,494

2 Property, plant and equipment

AMOUNTS × EUR 1,000	Land and buildings 2002	Information and communication technology 2002	Other tangible assets 2002	Tangible assets not used in production 2002	Total 2002	Total 2001
Book value at January 1	118,912	45,037	362,421	11,145	537,515	303,790
Accumulated depreciation	89,802	86,455	695,933	–	872,190	418,782
Movements in the reporting period:						
Reclassifications as of January 1	(7,359)	219,886	(203,096)	(9,431)	–	–
Additions	13,515	129,379	54,275	748	197,917	238,617
Acquisitions	–	12,274	574	–	12,848	230,658
Depreciation	(13,921)	(98,820)	(46,974)	–	(159,715)	(148,822)
Book value of dispositions	(367)	(116)	(708)	(759)	(1,950)	(23,921)
Deconsolidations	–	–	(295)	–	(295)	(72,875)
Foreign currency rate differences	(15,253)	(33,865)	(13,146)	(1,703)	(63,967)	10,068
Book value at December 31	95,527	273,775	153,051	–	522,353	537,515
Accumulated depreciation	87,709	559,706	259,543	–	906,958	872,190

3 Long-term financial assets

AMOUNTS × EUR 1,000	2002	2001
Investments in associates		
Share in equity or cost basis		
Balance at January 1	**158,011**	146,180
Acquisitions, dispositions, consolidations and deconsolidations	**(26,917)**	8,345
VNU's share in net earnings of associates	**9,727**	17,623
Dividends received	**(12,286)**	(11,455)
Revaluations below cost	**(7,000)**	–
Foreign currency translation differences	**(16,955)**	(2,682)
Balance at December 31	**104,580**	158,011
Advances		
Balance at January 1	**6,403**	4,648
Changes	**2,552**	1,755
Balance at December 31	**8,955**	6,403
Total investments in associates	**113,535**	164,414
Loans outstanding		
Balance at January 1	**7,355**	18,017
Changes	**5,130**	(10,662)
Balance at December 31	**12,485**	7,355
Total long-term financial assets	**126,020**	171,769

4 Inventories

AMOUNTS × EUR 1,000	2002	2001
Raw materials and supplies	**5,106**	7,854
Work-in-progress and projects	**50,777**	41,877
Finished goods	**6,470**	6,871
Balance at December 31	**62,353**	56,602

5 Accounts receivable and other current assets

AMOUNTS × EUR 1,000	2002	2001
Accounts receivable from advertising sales	**251,575**	270,788
Other trade receivables	**491,312**	552,206
Advance payments	**7,394**	9,406
Deferred tax assets	**226,052**	149,181
Prepaid pension assets	**27,484**	130,782
Other receivables	**197,849**	286,741
Prepaid expenses	**80,317**	110,512
Balance at December 31	**1,281,983**	1,509,616

Future tax benefits resulting from the utilization of net operating loss carryforwards and temporary differences are reflected as a deferred tax asset, to the extent that it is probable that taxable income will be available against which the loss carryforwards and temporary differences can be utilized. Included in the balance at December 31 is approximately EUR 76 million of tax benefits which are expected to be utilized within the next year.

6 Cash and cash equivalents

AMOUNTS × EUR 1,000	2002	2001
Cash and cash equivalents	**456,031**	606,770
Time deposits	**68,484**	16,869
Balance at December 31	**524,515**	623,639

The remaining duration of time deposits approximates 2 months. Cash amounting to EUR 233 million is held by NetRatings, inc, a US publicly traded subsidiary, and is therefore not available for corporate financial purposes.

7 Current liabilities

AMOUNTS × EUR 1,000	2002	2001
Trade accounts payable	**279,875**	181,389
Taxes and social premiums	**255,083**	251,374
Pension premiums	**41,192**	45,318
Personnel costs	**195,371**	207,018
Interest payable	**53,193**	67,897
Prepayments received	**312,252**	327,296
Current portion of long-term debt	**309,651**	400,216
Short-term debt	**64,634**	535,107
Other current liabilities	**402,528**	572,848
Balance at December 31	**1,913,779**	2,588,463

The only interest-bearing items are the current portion of long-term debt and short-term debt.

8 Non-current liabilities	Portion under non-current liabilities 2002	Portion under current liabilities 2002	Portion with a remaining term longer than 5 years 2002	Portion under non-current liabilities 2001
AMOUNTS × EUR 1,000				
– 7.73% debenture loan, GBP 60 million, due in 2003	–	**92,308**	–	97,636
– 6.48% private placements, originally NLG 75 million, due in 2003	–	**6,807**	–	6,807
– 7.28% bank loan, USD 25 million, due in 2003	–	**23,983**	–	28,308
– Bank loan, EUR 42.4 million, with a floating interest rate based on 6 month Euribor, due in 2004	**42,400**	–	–	42,400
– Private placement debenture loan (EMTN), EUR 15 million, with a floating interest rate based on 3 month Euribor (at present 3.78%), due in 2005	**15,000**	–	–	–
– Private placement debenture loan (EMTN), EUR 150 million, with a floating interest rate based on 3 month Euribor (at present 3.80%). From 2005 the notes will be automatically extended for a period of 18 months until 2012 at the latest, unless the creditor declares on a timely basis not to choose for renewal	**150,000**	–	–	–
– Private placement debenture loan (EMTN), EUR 10 million, with a floating interest rate based on 3 month Euribor (at present 3.88%), due in 2005	**10,000**	–	–	–
– Syndicated bank loan, originally NLG 2,750 million with a floating interest rate, of which NLG 2,000 million has been swapped with a fixed semi-annual interest rate of 4.61%, and NLG 750 million continues with a floating interest rate based on 6 month Euribor. On both the fixed and the floating interest rates a surcharge in the range of 20 to 35 basis points applies. The effective floating interest rate amounts to 4.40% until June 16, 2003 (including the surcharge). The balance of the loan is redeemed in 5 semi-annual payments, next redemption is scheduled on June 16, 2003	**267,406**	**178,271**	–	445,677
– 1.75% convertible debenture loan, EUR 1,150 million swapped for USD 1,096 million with a 6-month USD-Libor based interest, due in 2006	**1,051,300**	–	–	1,124,418
– 6.63% debenture loan, EUR 500 million, swapped for USD 446.6 million with a fixed interest rate of 8.86%, due in 2007	**428,482**	–	–	505,746
– 5.50% debenture loan of NLG 600 million, due in 2008	**272,268**	–	**272,268**	272,268
– 6.75% debenture loan (EMTN), EUR 600 million, of which EUR 250 million swapped for USD 225.6 million with a 6-month USD-Libor based interest rate and EUR 100 million swapped for a 6-month Euribor-based interest rate, due in 2008	**566,376**	–	**566,376**	605,393

8 Non-current liabilities (continued)	Portion under non-current liabilities 2002	Portion under current liabilities 2002	Portion with a remaining term longer than 5 years 2002	Portion under non-current liabilities 2001
AMOUNTS × EUR 1,000				
– 7.60% debenture loan, USD 150 million, due in 2009	143,899	–	143,899	169,847
– 2.50% private placement debenture loan (EMTN), JPY 4,000 million, due in 2011	32,134	–	32,134	34,431
– 6.75% private placement debenture loan (EMTN), EUR 30 million, due in 2012	30,000	–	30,000	–
– Private placement debenture loan (EMTN), EUR 50 million, with a 3 month Euribor-based interest rate (at present 4.22%), due in 2012	50,000	–	50,000	–
– Other non-current liabilities	124,712	8,282	–	22,121
Total debenture loans and private placements	3,183,977	309,651	1,094,677	3,355,052
Other long-term liabilities	102,886	71,949	–	196,629
Balance at December 31	3,286,863	381,600	1,094,677	3,551,681
Debenture loans and private placements drawn in				
– Euro	1,187,074	116,614	702,268	1,048,688
– US dollar	1,964,769	100,729	360,275	2,174,297
– Other currencies	32,134	92,308	32,134	132,067
Total debenture loans and private placements	3,183,977	309,651	1,094,677	3,355,052
Debenture loans and private placements with a				
– Fixed interest rate	1,351,260	261,032	728,301	1,711,293
– Floating interest rate	1,832,717	48,619	366,376	1,643,759
Total debenture loans and private placements	3,183,977	309,651	1,094,677	3,355,052

Gross and net debt		2002		2001
AMOUNTS × EUR 1,000				
Subordinated loans	491,882		491,882	
Non-current liabilities	3,183,977		3,355,052	
Current portion of long-term debt	309,651		400,216	
Short-term debt	64,634		535,107	
Gross debt		4,050,144		4,782,257
Cash and cash equivalents		(524,515)		(623,639)
Net debt		3,525,629		4,158,618

Redemption Schedule Total Gross Debt

EUR x 1 MILLION


374 1)
495
434
1,133 2)
474
884 3)
144
0
32
80
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Per end 2002 more than EUR 600 million unused committed credit facility

1) of which EUR 310 million is short-term portion of long-term debt
2) including EUR 1,150 million convertible debenture loan and related EUR 650 million swap
3) including EUR 600 million 6.75% bonds 2001-2008 and EUR 250 million swap and the NLG 600 (EUR 272) million 5.50% bonds 1998-2008

All non-current liabilities are unsecured.

Multi-year committed stand-by bank facilities of EUR 740 million were executed with several banks of which at the end of 2002 a total of USD 130 million was drawn-down. The facilities include the EUR 500 million stand-by credit facility, which was arranged with a syndicate of 15 banks in December 2001. In November 2002 a new stand-by credit facility of EUR 240 million was arranged with a syndicate of 16 banks for the financing of working capital and general corporate purposes. This new facility replaces a similar facility that would have expired in July 2003.

Relating to the syndicated bank loan of NLG 2,750 million, the GBP 60 million debenture loan as well as the committed credit facilities and several short-term credit agreements, a special minimum interest coverage ratio of 3.0 has been agreed with our lenders. This interest coverage ratio is calculated by dividing total operating income before goodwill amortization, impairment charges and depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of operating income of associates cannot be more than 10% of operating income of subsidiaries. In 2002, this interest coverage ratio amounted to 5.6.

Various loan agreements up to a total of EUR 7 million within current liabilities, may require that new loans cannot be issued without the prior consent of the debt-holders when, as a result of a new loan, long-term liabilities would exceed guarantee capital by more than 50%. Guarantee capital includes shareholders' equity, subordinated loans and the provision for deferred income taxes. Long-term liabilities contain non-current liabilities (excluding subordinated loans) and provisions for liabilities and charges (except for the provision for deferred income taxes). At December 31, 2002, guarantee capital was EUR 5,331 million and long-term liabilities were EUR 3,367 million.

In 2001, a EUR 1,150 million subordinated convertible debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares VNU nv with a nominal value of EUR 0.20 per share with a conversion price of EUR 59.50. VNU has the right to redeem the outstanding debentures after May 18, 2004, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price.
The convertible debenture loan is fully reflected within non-current liabilities.

In October 2001, we arranged a Euro Medium Term Note program (EMTN). The aggregate amount of notes outstanding will not at any time exceed EUR 2,000 million. This program is quoted on the Luxembourg Stock Exchange. Under this program, debenture and private placements are issued, both on a long-term and short-term basis. At December 31, 2002, EUR 902 million (nominal value) is outstanding under the EMTN program.

We refer to page 25 for a discussion of our policies with respect to interest rate risk, currency risk, counterparty risk and liquidity risk.

9 Provision for liabilities and charges

AMOUNTS × EUR 1,000	2002	2001
Provision for deferred income taxes		
Balance at January 1	190,518	134,520
Changes	61,028	55,998
Balance at December 31	251,546	190,518
Nearly all deferred tax liabilities are non-current.		
Other Provisions		
Provision for pension liabilities	71,058	77,875
Provision for reorganizations	–	–
Sundry provisions	9,277	10,708
Balance at December 31	80,335	88,583

	Provision for pension liabilities	Provision for reorgani-zations	Sundry provisions	Total other provisions	Total other provisions
Changes in other provisions:	2002	2002	2002	2002	2001
Balance at January 1	77,875	–	10,708	88,583	38,978
Short-term commitments	46,697	57,491	–	104,188	23,016
Total at January 1	124,572	57,491	10,708	192,771	61,994
Addition charged to income	8,631	24,611	–	33,242	72,718
Addition in respect of acquisitions	–	2,530	–	2,530	93,613
Appropriations of provisions	(42,697)	(44,218)	–	(86,915)	(17,789)
Foreign currency exchange differences and other changes	23,235	27,423	(1,431)	49,227	(17,765)
Total changes	(10,831)	10,346	(1,431)	(1,916)	130,777
Total at December 31	113,741	67,837	9,277	190,855	192,771
Short-term commitments	(42,683)	(67,837)	–	(110,520)	(104,188)
Balance at December 31	71,058	–	9,277	80,335	88,583
Total provision for liabilities and charges	331,881				279,101

Short-term commitments relating to expected payments due within one year are presented under current liabilities.

10 Subordinated loans

AMOUNTS × EUR 1,000	2002	2001
– 1.75% subordinated convertible debenture loan, originally EUR 265 million, due November 2004	**264,992**	264,992
– 5.55% subordinated private placement, NLG 500 million, due 2004-2008	**226,890**	226,890
Balance at December 31	**491,882**	491,882

In 1999, a EUR 265 million subordinated convertible debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU nv with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.88. After November 15, 2002, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price. If the debenture will be redeemed, this will take place at an effective yield of 4%. If redemption takes place at maturity, the rate would be 112.187%.

Fair Value of Long-term Loans, Swaps and Forward Exchange Contracts

The fair value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. In the table below the fair value of loans is provided. Moreover, the fair value of swaps, which VNU uses to hedge the exchange rate and interest rate risks (cross currency swaps and interest rate swaps) and the forward exchange contracts has been recorded as of the balance sheet date.

The fair value of the two convertible debenture loans and of the ordinary debenture loans has been derived from the stock exchange price on December 31, 2002. In order to determine the fair value of other loans, the ratings of VNU by Standard & Poor's (BBB+) and Moody's (Baa1) were used.

In the fair value column the accrued interest on the current coupon has not been reflected, since this interest is reflected as a short-term obligation.

AMOUNTS × 1 MILLION		Nominal value IN LOCAL CURRENCY		Carrying value IN EUR	Fair value IN EUR	Balance IN EUR
7.73% debenture loan		GBP	60	92	92	
6.48% private placements		NLG	15	7	7	
7.28% bank loan		USD	25	24	26	
bank loan		EUR	42	42	42	
private placement debenture loan (EMTN)		EUR	15	15	15	
private placement debenture loan (EMTN)		EUR	150	150	150	
private placement debenture loan (EMTN)		EUR	10	10	10	
syndicated bank loan	a	NLG	982	446	446	
1.75% convertible debenture loan	b	EUR	1,150	1,150	1,059	
6.63% debenture loan	c	EUR	500	500	536	
5.50% debenture loan		NLG	600	272	276	
6.75% debenture loan (EMTN)	d	EUR	600	600	649	
7.60% debenture loan		USD	150	144	158	
2.50% private placement debenture loan (EMTN)		JPY	4,000	32	36	
6.75% private placement debenture loan (EMTN)		EUR	30	30	34	
private placement debenture loan (EMTN)		EUR	50	50	50	
bank loan		USD	130	125	125	
Total debenture loans and private placements				3,689	3,711	(22)
1.75% subordinated convertible debenture loan		EUR	265	265	282	
5.55% subordinated private placement		NLG	500	227	237	
Total subordinated loans				492	519	(27)
Total long-term loans				4,181	4,230	(49)
NLG 2,000 million interest rate swap	a			–	8	
EUR 500 million/USD 483.3 million currency swap	b			(36)	(48)	
EUR 650 million/USD 612.7 million currency swap	b			(62)	(92)	
EUR 250 million/USD 223.3 million currency swap	c			(36)	(15)	
EUR 250 million/USD 223.3 million currency swap	c			(36)	(15)	
EUR 250 million/USD 225.6 million currency swap	d			(34)	(46)	
EUR 100 million interest rate swap	d			–	(4)	
EUR 68.5 million/USD 80 million currency swap				8	11	
Total swaps (references relate to footnotes above)				(196)	(201)	5
Forward exchange contracts					(2)	2
Total				3,985	4,027	(42)

Comparing the fair value of the loans with the nominal value, and taking into account the value of the swaps, the balance is negative to the extent of EUR 42 million.

11 Capital stock and additional paid-in capital

Information about the size and composition of the company's capital stock and additional paid-in capital is provided in the explanatory notes to the statutory accounts on pages 95 to 105 of this annual report.

12 Retained earnings

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**1,873,574**	942,163
Foreign currency rate differences subsidiaries, associates, loans and advances	**(686,640)**	208,224
Interim dividends paid in cash	**(15,505)**	(16,782)
Change in value of treasury shares	–	136
Other changes	**(74,132)**	(625)
Additions relating to appropriation of net earnings previous year	**932,701**	740,458
Balance at December 31	**2,029,998**	1,873,574

In 2002, pension plan asset returns were negative as a result of declines in worldwide equity markets. As a result, primarily in the United States and the United Kingdom, the accumulated benefit obligations (ABO) of the pension funds were in excess of the fair value of pension plan assets. Consistent with our accounting principles, an additional minimum pension liability of EUR 116 million, an increase in deferred tax assets of EUR 42 million, and a charge to equity of EUR 74 million were recorded. This charge to equity is not a component of earnings per share nor created a cash outflow, but does effect shareholders' equity per common share and certain other financial ratios. This adjustment has a marginal effect on VNU's financial ratios.

13 Contingent liabilities

Annual rent commitments amount to EUR 132 million, the average term of which is 7.5 years. The largest individual annual rent commitment amounts to EUR 18 million and expires in 2015.
In December, 2002, Nielsen Media Research, inc entered into a 36 year lease for office facilities at Brooker Creek Park of Commerce, Oldsmar, Florida. The office facilities are currently under construction and are expected to be completed by the end of 2003. The total future lease payments amount to approximately USD 175 million.

We are subject to litigation and claims in the ordinary course of our business.

Our subsidiary ACNielsen is a co-defendant in a complaint filed by Information Resources, inc (IRI) alleging violations of antitrust laws and tortious interference with a contract and with a prospective business relationship. IRI's complaint alleges damages

in excess of USD 350 million. In addition IRI has asked for treble damages under the antitrust laws and punitive damages for an unspecified amount.
In connection with this legal matter, ACNielsen and its co-defendant have entered into certain arrangements regarding the attribution of potential liabilities and joint defenses. In this arrangement ACNielsen is subject to certain restrictions, including restrictions on payment of dividends and transactions with related parties. With the acquisition of ACNielsen, VNU assumed ACNielsen's obligations pursuant to that arrangement.

We are unable to predict the final outcome of this claim or whether its resolution could materially affect the financial condition of ACNielsen.

14 Subsidiaries and associates

See pages 118 to 127 of this annual report for all significant subsidiaries and associates.

Explanatory Notes to the Consolidated Statement of Earnings

15

Total revenues	2002	in %	2001	in %
AMOUNTS × EUR 1,000				
Marketing information	**1,976,065**	**46.2**	1,777,559	36.8
Media information	**978,468**	**22.9**	953,572	19.8
Directories	**463,923**	**10.8**	425,119	8.8
Circulation	**131,737**	**3.1**	443,580	9.2
Advertising	**383,622**	**9.0**	662,688	13.7
Trade Shows	**222,366**	**5.2**	212,409	4.4
Miscellaneous	**119,296**	**2.8**	350,166	7.3
Total	**4,275,477**	**100.0**	4,825,093	100.0

Advertising includes recruitment advertising of EUR 47 million in 2002 and EUR 87 million in 2001. Circulation includes revenues of trade periodicals and in 2001 also magazines published by VNU. Miscellaneous revenues comprise book gains and/or losses related to the sale of assets, not recognized as an extraordinary item.

Geographical breakdown of total revenues (in %)	2002	2001
United States/Canada	**60**	46
The Netherlands	**4**	16
Other European countries	**26**	28
Rest of the world	**10**	10
Total	**100**	100

16

Personnel costs	2002	2001
AMOUNTS × EUR 1,000		
Wages and salaries	**1,437,474**	1,472,422
Social insurance employee benefits	**329,494**	326,485
Other personnel costs	**118,794**	118,768
Total	**1,885,762**	1,917,675

Pension costs included in social insurance employee benefits amounted to EUR 35 million in 2002 and EUR 42 million in 2001.

Number of employees

The average weighted number of full-time employees was 37,413 in 2002 and 36,796 in 2001.

17 Raw materials and purchased services	2002	2001
AMOUNTS × EUR 1,000		
Raw materials	**453,626**	531,483
Purchased services	**228,791**	477,603
Total	**682,417**	1,009,086

18 Other operating expenses	2002	2001
AMOUNTS × EUR 1,000		
Marketing costs	**79,397**	174,019
Occupancy costs	**170,919**	191,858
Office expenses	**169,476**	210,098
Consultancy costs	**146,445**	142,937
Other	**235,504**	224,584
Total	**801,741**	943,496

Effective 2002, we have changed the presentation of raw materials and purchased services and other operating expenses. The comparative figures have been adjusted accordingly. The total of raw materials and purchased services as well as other operating expenses decreased in 2002 compared to 2001, mainly caused by the deconsolidation of Consumer Information and Educational Information groups.

19 Earnings from associates

The following items in the statements of earnings of associates, in which the company can exercise operating control, are included in the consolidated statement of earnings:

	2002	2001
AMOUNTS × EUR 1,000		
Equity in operating income of associates	**19,469**	29,187
Goodwill amortization and impairment charges	**-**	(420)
Operating income after goodwill amortization and impairment charges	**19,469**	28,767
Interest income	**548**	351
Interest expense	**(4,469)**	(3,056)
Results from financial income and expense	**(3,921)**	(2,705)
Earnings from ordinary activities before income taxes	**15,548**	26,062
Income taxes	**(5,821)**	(8,439)
Earnings from ordinary activities after income taxes	**9,727**	17,623

20 Goodwill amortization and impairment charges

AMOUNTS x EUR 1,000	2002	2001
Goodwill amortization	**248,401**	260,885
Goodwill impairment charges	**37,963**	140,000
Total	**286,364**	400,885

The evaluation of the recoverability of the book value of publishing rights and goodwill resulted in 2002 in an impairment charge amounting to EUR 38 million, mainly regarding trade magazines of the Business Information group.
The calculation uses a discounted cash flow method and is based on expectations of future income.
In 2001 an impairment charge of EUR 140 million was recorded, principally relating to the valuation of trade magazines and our investment in NetRatings.

As indicated on page 69 in the section regarding the valuation principles relating to intangible fixed assets, we have decided to maintain our current accounting principles. If we had applied Dutch principles we would have recorded EUR 116 million in additional amortization of publishing rights in 2002 (2001: EUR 106 million). In connection with goodwill, an amortization period in excess of twenty year would have been applied.

21 **Income taxes**

Income taxes, expressed in a percentage of the earnings from ordinary activities before income taxes amounted to 43.4% in 2002 (2001: 87.6%).

However, adjusted for tax non-deductible goodwill amortization and impairment charges, this percentage amounted to 27.1% (2001: 34.3%).

Income taxes	2002	2001
Corporate tax rate in The Netherlands	**34.5%**	35.0%
Effect of corporate financing, tax-deductible goodwill amortization, various tax rates in foreign subsidiaries and associates and other differences	**- 7.4%**	- 0.7%
Tax rate before non tax-deductible goodwill amortization and impairment charges (effective tax rate)	**27.1%**	34.3%
Effect of non tax-deductible goodwill amortization and impairment charges	**+ 16.3%**	+ 53.3%
Unadjusted effective tax rate	**43.4%**	87.6%

The lower effective tax rate in 2002 is mainly due to available net operating losses in the United States and changes in our portfolio, e.g. the divestiture of the Consumer Information and Educational Information groups resulted in a decrease of profits subject to a high tax rate. The portfolio changes increased our possibilities for future tax optimization.
At the end of 2002, VNU had approximately EUR 1,000 million of the remaining carrying value of intangible asssets available, which are amortized for tax purposes. Furthermore we did not value net operating loss carryforwards amounting to EUR 250 million. The lower currency exchange rate of the US dollar negatively affected the total position, which amounted to EUR 1,750 million as at December 31, 2001.

22 Extraordinary items

AMOUNTS × EUR 1,000	2002	2001
Extraordinary items	–	989,399
Income taxes	–	–
Extraordinary items after income taxes	–	989,399

Extraordinary items in 2001 relate to book gains on the sale of the Consumer Information and the Educational Information groups.

23 Earnings per share

Earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if the outstanding convertible debentures and options were exercised or converted into common shares.
Convertible debentures and options are dilutive when the conversion price or the exercise price is below the stock exchange quotation. Moreover, convertible debentures can only be dilutive if by the conversion and the resulting lower interest charges, net earnings per share will decline.
Based upon the market price as at December 31, 2002 of VNU's common shares of EUR 24.85 management and personnel options and convertible debenture loans are not considered to have a dilutive effect.

	Earnings before extraordinary items × EUR 1,000		Average number of common shares outstanding × 1,000		Earnings per share before extraordinary items × EUR 1	
	2002	2001	2002	2001	2002	2001
Earnings before extraordinary items	169,671	14,697				
Dividends on preferred shares	5,694	5,694				
Available earnings	163,977	9,003	243,994	237,082	0.67	0.04
Effect of dilution						
Employee options			–	62	–	–
Diluted earnings	163,977	9,003	243,994	237,144	0.67	0.04

24 **Earnings from proportionally consolidated 50% owned subsidiaries (joint ventures)**

In the consolidated statement of earnings and consolidated balance sheet respectively the following has been included for the proportionally consolidated 50% owned subsidiaries:

AMOUNTS × EUR 1,000	2002	2001
Total revenues	**49,036**	41,425
Total operating income before goodwill amortization and impairment charges	**5,007**	2,326
Goodwill amortization and impairment charges	–	(3,805)
Operating income after goodwill amortization and impairment charges	**5,007**	(1,479)
Interest income	**640**	1,068
Interest expense	**(60)**	(65)
Results from financial income and expense	**580**	1,003
Earnings from ordinary activities before income taxes	**5,587**	(476)
Income taxes	**(634)**	(505)
Earnings from ordinary activities after income taxes	**4,953**	(981)
Fixed assets	**17,429**	299
Current assets	**30,056**	39,953
Current liabilities	**(17,784)**	(8,777)
Non-current liabilities	–	(21)

Explanatory Notes to the Consolidated Statement of Cash Flows

25 Acquisition of subsidiaries and associates

AMOUNTS × EUR 1,000	2002	2001
Acquisition payments	**(336,898)**	(2,959,835)
Cash and cash equivalents at acquired subsidiaries and associates	**10,817**	177,506
Changes in financing of associates	**(167)**	(264)
Total	**(326,248)**	(2,782,593)

Transactions AMOUNTS × EUR 1,000	Fair value net assets	Goodwill	Total
Golden Pages, Ireland, increase from 37% to 100%, May 2002	63,421	121,579	185,000
NetRatings, various acquisitions	–	66,544	66,544
Other acquisitions	12,229	59,605	71,834
Total acquisition of subsidiaries and associates	75,650	247,728	323,378
Cash and cash equivalents at acquired subsidiaries and associates			(10,817)
Changes in financing of associates			167
Cash outflow from acquisitions in previous years			13,520
Net cash outflow from acquisition of subsidiaries and associates			326,248

26 **Divestiture of subsidiaries and associates**

AMOUNTS × EUR 1,000	2002	2001
Receipts from divestitures	**17,399**	1,354,829
Cash and cash equivalents at divested subsidiaries and associates	**(429)**	(69,560)
Changes in financing of associates	**15**	4,168
Total	**16,985**	1,289,437

Transactions

AMOUNTS × EUR 1,000	Book value net assets	Book gains	Total
Abacus, divestiture, July 2002	(68)	3,763	3,695
Other divestitures	8,410	5,294	13,704
Total divestiture of subsidiaries and associates	8,342	9,057	17,399
Cash and cash equivalents at divested subsidiaries and associates			(429)
Changes in financing of associates			15
Net cash inflow from divestitures of subsidiaries and associates			16,985

Segment Information

27 Segment Information by Business Group

AMOUNTS × EUR 1 MILLION	Marketing Information 2002	Marketing Information 2001	Media Measurement & Information 2002	Media Measurement & Information 2001	Business Information 2002	Business Information 2001
Total revenues	**1,980**	1,789	**1,032**	992	**779**	933
Total operating income before goodwill amortization and impairment charges	**257**	240	**188**	168	**107**	112
Book value of assets	**3,588**	3,891	**4,670**	5,372	**4,403**	5,010
Total short and long-term liabilities	**(2,610)**	(3,163)	**(1,958)**	(2,239)	**(2,345)**	(3,885)
Investments in tangible and intangible assets	**116**	2,840	**153**	135	**23**	49
Depreciation of property, plant and equipment	**73**	58	**60**	56	**9**	5
Goodwill amortization and impairment charges	**69**	100	**93**	144	**76**	81
Book value of associates	**39**	65	**15**	26	**3**	–
Equity in operating income of associates	**3**	6	**–**	2	–	–

28 Segment Information by Geographical Region

AMOUNTS × EUR 1 MILLION	United States and Canada 2002	United States and Canada 2001	The Netherlands 2002	The Netherlands 2001	Other European countries 2002	Other European countries 2001
Total revenues	**2,246**	2,234	**275**	772	**1,269**	1,365
Book value of assets	**5,574**	6,704	**2,028**	2,009	**2,586**	2,890
Investments in tangible and intangible assets	**206**	1,556	**19**	81	**260**	887

Directories		Divested operations		Other		Eliminations		Total	
2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
489	442	**–**	675	**–**	2	**(5)**	(8)	**4,275**	4,825
248	236	**–**	88	**(35)**	(9)	**–**	–	**765**	835
2,308	2,119	**–**	–	**9,298**	10,037	**(13,550)**	(14,380)	**10,717**	12,049
(2,466)	(2,341)	**–**	–	**(4,236)**	(4,536)	**7,485**	9,111	**(6,130)**	(7,053)
196	13	**–**	35	**20**	20	**–**	–	**508**	3,092
5	4	**–**	8	**13**	18	**–**	–	**160**	149
41	39	**–**	23	**7**	24	**–**	(10)	**286**	401
36	40	**–**	–	**21**	33	**–**	–	**114**	164
13	20	**–**	4	**3**	(3)	**–**	–	**19**	29

Rest of the world		Total	
2002	2001	2002	2001
485	454	**4,275**	4,825
529	446	**10,717**	12,049
23	568	**508**	3,092

Balance Sheet and Statement of Earnings of VNU nv

Balance sheet before profit appropriation* December 31

AMOUNTS × EUR 1,000		2002	2001
Long-term financial assets	29	**8,950,531**	10,759,523
Current assets	30	**38,072**	30,871
Current liabilities	31	**(911,818)**	(2,188,649)
Working capital		**(873,746)**	(2,157,778)
Capital to be financed		**8,076,785**	8,601,745
Non-current liabilities	32	**2,997,679**	3,114,497
Subordinated loans	33	**491,882**	491,882
Shareholders' equity			
Capital stock	34	**52,195**	50,262
Additional paid-in capital	35	**2,335,360**	2,067,434
Legal reserve	36	**42,685**	51,243
Retained earnings	37	**1,987,313**	1,822,331
Unappropriated net earnings		**169,671**	1,004,096
		4,587,224	4,995,366
Financing capital		**8,076,785**	8,601,745

* In 2002 the balance sheet has been prepared before appropriation of net earnings. Prior year amounts have been adjusted accordingly.

Statement of earnings years ended December 31

AMOUNTS × EUR 1,000	2002	2001
Other operating expenses	**(28,608)**	(25,247)
Net earnings of subsidiaries	**50,529**	851,105
Interest income	**456,072**	517,298
Interest expense	**(300,344)**	(321,073)
Results from financial income and expense	**155,728**	196,225
Earnings from ordinary activities before income taxes	**177,649**	1,022,083
Income taxes	**(7,978)**	(17,987)
Net earnings	**169,671**	1,004,096

Explanatory Notes to the Balance Sheet and Statement of Earnings of VNU nv

Accounting principles

The accounting principles are similar to those provided in the notes to the consolidated financial statements.

Explanatory Notes to the Balance Sheet

29 Long-term financial assets

AMOUNTS × EUR 1,000	2002	2001
Share in equity of subsidiaries		
Balance at January 1	**2,824,481**	1,947,625
Net earnings of subsidiaries	**50,529**	851,105
Other changes	**(236,968)**	25,751
Balance at December 31	**2,638,042**	2,824,481
Financing		
Balance at January 1	**7,935,042**	3,569,623
Changes	**(1,622,553)**	4,365,419
Balance at December 31	**6,312,489**	7,935,042
Total long-term financial assets	**8,950,531**	10,759,523

This category includes two 100% owned subsidiaries which are recorded under the equity method, plus loans receivable from these subsidiaries less loans payable to these subsidiaries.
The category also includes the net receivables from the Foundation 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv'.

30 Current assets

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**30,871**	44,050
Changes	**7,201**	(13,179)
Balance at December 31	**38,072**	30,871

31 Current liabilities

AMOUNTS × EUR 1,000	2002	2001
Bank overdrafts	**528,998**	1,528,257
Current portion of long-term debt	**285,667**	583,579
Other current liabilities	**97,153**	76,813
Balance at December 31	**911,818**	2,188,649

32 Non-current liabilities

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**3,114,497**	783,409
Changes	**(116,818)**	2,331,088
Balance at December 31	**2,997,679**	3,114,497

Accrued interest on non-current liabilities has been recorded under current liabilities.

33 Subordinated loans

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**491,882**	605,094
Changes	–	(113,212)
Balance at December 31	**491,882**	491,882

34 Capital stock

AMOUNTS x EUR 1,000	2002	2001
Balance at January 1	**50,262**	49,762
Issuance of new shares	**1,933**	500
Balance at December 31	**52,195**	50,262
Issued:		
247,753,249 common shares (2001: 238,092,419)	**49,551**	47,618
500 priority shares	**4**	4
150,000 7% preferred shares	**1,200**	1,200
7,200,000 6.22% cumulative preferred shares B	**1,440**	1,440
Balance at December 31	**52,195**	50,262

Changes in common shares

	2002	2001
Balance at January 1	**238,092,419**	235,588,332
Issuance of shares	**7,851,900**	–
Stock dividend	**1,805,930**	1,230,386
Conversion of convertible bonds	**-**	862,701
Exercise of management and personnel options	**3,000**	411,000
Balance at December 31	**247,753,249**	238,092,419

Authorized share capital consists of 300 million common shares and 50 million cumulative preferred shares B, each with a nominal value of EUR 0.20; 8,900,500 preferred shares A; 500 priority shares and 150,000 7% preferred shares, each with a nominal value of EUR 8.

At December 31, 2002, VNU held 23,670 shares of common stock with a nominal value of EUR 0.20 per share for the company's employee stock purchase plan (PAP). This plan was cancelled effective 1999 in favor of the Personnel Option Plan (POP), and permitted employees to convert defined savings balances into common shares of VNU.

35 Additional paid-in capital

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**2,067,434**	2,050,466
Changes	**267,926**	16,968
Balance at December 31	**2,335,360**	2,067,434

36 Legal reserve

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**51,243**	30,387
Changes	**(8,558)**	20,856
Balance at December 31	**42,685**	51,243

Statutory law requires that a legal reserve is held for the amount of retained earnings of associates.

37 Retained earnings

AMOUNTS × EUR 1,000	2002	2001
Balance at January 1	**1,822,331**	911,776
Changes	**164,982**	910,555
Balance at December 31	**1,987,313**	1,822,331

38 Option Plans

VNU has granted members of the Executive Board and senior management options to acquire common shares. This management option plan (MOP), seeks to strengthen the ties between VNU and key management and to offer a competitive remuneration package, which should positively effect shareholder value.
In 2002, options were granted to 900 people. The table below provides information about the options. During 2002, VNU did not acquire its own shares for outstanding options but issued new shares if options were exercised.
Options granted in 2002, almost all have a 7-year term. In prior years this period amounted to 5 years. On two occasions in 2002, management options were granted at exercise prices established at the day of grant amounting to EUR 36.50 and EUR 26.00. Active members of VNU's Executive Board and management must wait for a certain period before they can exercise their options.

In 1999, an annual option plan (POP) was established for VNU employees in The Netherlands, including senior management.

Issued in	Expiration	Number of options granted	Exercise price	Exercised before 01-01-02	Exercised in 2002	Expired before 01-01-02	Expired in 2002	Outstanding at 31-12-02
1998 (MOP)	23/03/03	866,450	EUR 30.77	235,300	3,000	55,150	–	573,000
1999 (MOP 20%)	29/03/04	710,500	EUR 34.75	58,000	–	41,800	–	610,700
1999 (MOP 4%)	29/03/04	144,000	EUR 43.78	–	–	2,000	–	142,000
1999 (POP)	09/09/04	72,504	EUR 36.00	636	–	371	–	71,497
2000 (MOP series 1)	10/04/05	837,050	EUR 64.70	–	–	74,900	3,000	759,150
2000 (MOP series 2)	02/06/05	519,800	EUR 59.80	–	–	5,600	–	514,200
2000 (POP)	15/09/05	49,056	EUR 61.50	–	–	–	–	49,056
2000 (MOP series 3)	21/09/05	73,000	EUR 57.15	–	–	3,000	–	70,000
2001 (MOP series 1)	23/03/06	2,001,500	EUR 39.29	–	–	34,000	32,300	1,935,200
2001 (POP)	23/03/06	111,000	EUR 39.29	100	–	–	–	110,900
2001 (MOP series 2)	31/08/06	237,750	EUR 36.15	–	–	–	2,500	235,250
2002 (MOP series 1)	22/03/09	3,780,000	EUR 36.50	–	–	–	11,750	3,768,250
2002 (MOP series 2)	23/08/09	281,500	EUR 26.00	–	–	–	–	281,500
2002 (POP)	23/08/07	64,326	EUR 26.00	–	–	–	–	64,326
Total				294,036	3,000	216,821	49,550	9,185,029

During 2002, the average exercise price amounted to EUR 30.77.
The average remaining exercise price amounts to EUR 40.28.

MOP = Management Option Plan
POP = Personnel Option Plan

Explanatory Notes to the Statement of Earnings

Pursuant to Article 402 Title 9 Book 2 of The Netherlands Civil Code, VNU nv's statement of earnings reflects net earnings from subsidiaries as a separate item only.

39 Guarantees

The Company guarantees the following loans:

Year	Entity	Description
2000	Nielsen Media Research, inc	Bank loan, USD 25 million
2000	Nielsen Media Research, inc	Debenture loan, USD 150 million

In addition, the Company guarantees some credit facilities. At December 31, 2002, a total of EUR 38 million has been drawn-down by our subsidiaries. Future rental obligations are guaranteed for several of VNU's subsidiaries.

For most of VNU's participations in companies which are consolidated in The Netherlands, guarantees were provided in accordance with Article 403 Book 2 of The Netherlands Civil Code.

Remuneration policy for members of the Executive Board

The remuneration level for the members of the Executive Board is proposed by the Remuneration Committee and established by the Board of Supervisory Directors. The Remuneration Committee regularly reviews market developments through the use of independent consultants and recommends adjustments in structure and amount of remuneration it deems necessary.

The members of the Remuneration Committee are selected from the members of the Board of Supervisory Directors and their names are included on page 60 of this Annual Report.

The remuneration system is designed to attract and retain highly qualified business people and to provide incentives for superior performance. The remuneration system is designed to align senior executives performance as much as reasonably possible with the interest of shareholders.

Overall remuneration levels are established with reference to market practices among companies of comparable size in Continental Europe and the United States.

The key components of remuneration are:

1. Base salary

Base salaries are usually fixed in the currency where the member of the Executive Board is located (The Netherlands or the United States).

2. Annual bonus

Awards are based on the achievement of a challenging cash earnings per share target, which is established as part of the annual budget process.

3. Long-term incentive plan

Under this plan, awards are made once every three years to individual members of the Executive Board based on the achievement of specific individual targets.

4. Executive Stock Option Plan

Members of the Executive Board participate in the management option plan. These permit the option holders the right to obtain common shares of VNU. The number of options granted to members of the Executive Board is almost entirely dependent upon the performance of VNU's share price in relation to the development of the share price of a peer group of nine other companies.

The criteria for the number of options granted to the members of the Executive Board are as follows:

1. Comparison of VNU's share price with the share price of the following nine companies: Reed Elsevier, GFK, IMS Health, McGraw-Hill, Pearson, Primedia, SEAT, TPI and Wolters Kluwer. The 2003 grant will be based upon the period March 31, 2000 through December 31, 2002.
2. In case VNU's share price performance is comparable to the share price performance of the top three peer companies, each member of the Executive Board is granted a maximum of 60,000 options. In case VNU's share price performance follows the lowest three peer companies, each member of the Executive Board is granted 20,000 options. If performance is in the middle segment an award of 40,000 options apply. The first 20,000 options have an option term of 10 years and the other options, if they are granted, have an option term of 7 years.

5. Pension and retirement benefits

The Remuneration Committee would like pension and other retirement benefits to be consistent with practices in effect, by major companies in Continental Europe and the United States. Members of the Executive Board normally retire once they have reached the age of 60.

Remuneration of members of the Executive Board

1. Base salary

In 2002, base salary of members of the Executive Board were as follows:

Base salary	Nationality	2002	2001
AMOUNTS × 1			
R.F. van den Bergh (Chairman)[1]	Dutch	**EUR 190,457**	EUR 510,503
		USD 471,591	–
G.S. Hobbs (Vice Chairman)	American	**USD 750,000**	USD 750,000
M.P. Connors	American	**USD 600,000**	USD 200,000[2]
F.J.G.M. Cremers	Dutch	**EUR 408,399**	EUR 408,399

1) In May 2002, mr. R.F. van den Bergh relocated to the USA.
2) Excluding salaries prior to appointment as a member of the Executive Board (September 11, 2001).

2. Annual bonus
The following performance bonuses were accrued as of December 31, 2002 and 2001:

Annual bonus	2002	2001
AMOUNTS × 1		
R.F. van den Bergh	**USD 745,924**	EUR 240,957
G.S. Hobbs	**USD 745,924**	USD 645,000
M.P. Connors	**USD 596,739**	USD 233,333[1]
F.J.G.M. Cremers	**EUR 225,657**	EUR 206,470

1) Excluding bonuses prior to appointment as a member of the Executive Board (September 11, 2001).

Amounts accrued in 2002 reflect an approximate 100% achievement of the cash earnings per share target and is expected to be paid in April 2003.

3. Long-term incentive (LTI) plan
In 2002, the following amounts for this plan were accrued:

Long-term incentive (LTI) plan	2002	LTI-period
AMOUNTS × 1		
R.F. van den Bergh	**USD 266,667**	1-1-2002 – 31-12-2004
G.S. Hobbs	**USD 1,000,000**	1-1-2000 – 31-12-2002
M.P. Connors	**USD 2,666,667**	1-1-2001 – 31-12-2003
F.J.G.M. Cremers	**EUR 166,667**	1-7-2002 – 30-06-2005

In 2002, no individual incentive plans were fully settled. As mentioned in the 2001 annual report, within the framework of the acquisition of ACNielsen, a 3-year long-term incentive plan has been agreed to with mr. M.P. Connors for the period 2001 through 2003.

4. Executive Stock Option Plan
In 2002, as a result of VNU's share price performance in the period March 31, 1999 through December 31, 2001, members of the Executive Board were each granted 60,000 options, of which 40,000 have a 7-year term and 20,000 have a 10-year term. The exercise price is equal to the share price on the day of grant, which is EUR 36.50.

For details of stock options by individual member of the Executive Board see page 104.

5. Pension and retirement benefits
Pension rights granted to mr. R.F. van den Bergh and mr. F.J.G.M. Cremers are covered by the Dutch foundation 'Stichting Pensioenfonds VNU', which covers defined benefit plans for Dutch employees. Mr. G.S. Hobbs and mr. M.P. Connors participate in the defined benefit pension plan covering substantially all full-time employees in the United States. In view of mr. G.S. Hobbs' retirement, VNU made a one time charge to allow mr. G.S. Hobbs to partly fund his pension plan.
The following charges were made in 2002 for defined benefit plans for each individual member:

Pension and retirement benefits	2002
AMOUNTS × 1	
R.F. van den Bergh	EUR 298,801
	USD 5,500
G.S. Hobbs	USD 1,150,405
M.P. Connors	USD 24,400
F.J.G.M. Cremers	EUR 153,847

Total remuneration
For the year ended December 31, 2002, total base salaries, annual bonuses, long-term incentives and pension and retirement benefits amounted to:

Total remuneration	2002
AMOUNTS × EUR 1	
R.F. van den Bergh	2,083,218
G.S. Hobbs	3,901,572
M.P. Connors	4,159,952
F.J.G.M. Cremers	954,570
Total remuneration	11,099,312

All US dollar amounts have been translated into euro at the weighted average exchange rate in 2002 of USD 1.00 = EUR 1.07.

Directors' Loan

In March 2002, in connection with the relocation to the United States of the Chairman of the Executive Board and his family, the Chairman received a home mortgage loan from VNU in the amount of USD 4,140,000. The loan accrues interest at the rate of 6.0% per year. No other member of the Executive Board nor any member of the Board of Supervisory Directors has a loan from VNU.
We have not made any guarantees in favor of members of the Executive Board or members of the Board of Supervisory Directors.

Common Stock Holdings of Members of the Executive Board and Members of the Board of Supervisory Directors

Three members of the Executive Board and one member of the Board of Supervisory Directors (retired member of the Executive Board) hold VNU shares. No member of either Board own convertible debentures.

Shares	Balance at January 1, 2002	Balance at December 31, 2002
Executive Board		
R.F. van den Bergh	–	2,411
G.S. Hobbs	–	–
M.P. Connors	30,200	30,688
F.J.G.M. Cremers	–	904
Board of Supervisory Directors		
J.L. Brentjens	10,086	10,086
Total	40,286	44,089

Common Stock Option Holdings of Members of the Executive Board and Members of the Board of Supervisory Directors

At December 31, 2002, members of the Executive Board and one member of the Board of Supervisory Directors (granted in his period as member of the Executive Board) held 787,500 options to acquire common shares, consisting of 80,000 options from the series 1998; 127,500 options from the series 1999; 180,000 options from the series 2000; 160,000 options from the series 2001 and 240,000 options from the series 2002.
These options permit the option holders the right to acquire VNU shares. Through 2002, VNU did not acquire its own shares, but issued new shares if stock options were exercised. The most important conditions for exercising options by members of either Board do not differ from those which are applicable to other members of senior management. These conditions are described in the Option Plan paragraph on page 98.

Details of VNU stock options (including number of options, expiration dates and exercise prices) owned by active Executive Board members and one member of the Board of Supervisory Directors (retired member of the Executive Board) are as follows:

Stock options	Balance at January 1, 2002	Granted	Exercised	Balance at December 31, 2002	Expiration date	Exercise price (EUR)
Executive Board						
R.F. van den Bergh	32,500			32,500	23-03-03	30.77
	32,500			32,500	29-03-04	43.78
	40,000			40,000	02-06-05	59.80
	20,000			20,000	02-06-10	59.80
	20,000			20,000	23-03-06	39.29
	20,000			20,000	23-03-11	39.29
		40,000		40,000	22-03-09	36.50
		20,000		20,000	22-03-12	36.50
G.S. Hobbs	30,000			30,000	23-03-03	30.77
	30,000			30,000	29-03-04	34.75
	40,000			40,000	02-06-05	59.80
	20,000			20,000	02-06-10	59.80
	20,000			20,000	23-03-06	39.29
	20,000			20,000	23-03-11	39.29
		40,000		40,000	22-03-09	36.50
		20,000		20,000	22-03-12	36.50
M.P. Connors	20,000			20,000	23-03-06	39.29
		40,000		40,000	22-03-09	36.50
		20,000		20,000	22-03-12	36.50
F.J.G.M. Cremers	17,500			17,500	23-03-03	30.77
	30,000			30,000	29-03-04	43.78
	40,000			40,000	02-06-05	59.80
	20,000			20,000	02-06-10	59.80
	20,000			20,000	23-03-06	39.29
	20,000			20,000	23-03-11	39.29
	20,000			20,000	31-08-06	36.15
		40,000		40,000	22-03-09	36.50
		20,000		20,000	22-03-12	36.50
Board of Supervisory Directors						
J.L. Brentjens	35,000			35,000	29-03-04	34.75
Total	547,500	240,000	–	787,500		42.16

Remuneration of the Board of Supervisory Directors

The remuneration of members of the Board of Supervisory Directors for 2002 is as follows:

AMOUNTS × 1 EUR	Nationality	Remuneration
P.A.W. Roef, Chairman	Dutch	36,302
A.G. Jacobs, Vice Chairman	Dutch	31,765
J.L. Brentjens	Dutch	27,227
P.J. van Dun	Dutch	27,227
P.A.F.W. Elverding	Dutch	27,227
F.L.V. Meysman	Belgian	27,227
M.W.M. Vos-van Gortel	Dutch	9,076[1]
Total remuneration		186,051

1) From January 1, 2002 through April 16, 2002, being ms. M.W.M. Vos-van Gortel's retirement date.

These amounts are fixed and not dependent on VNU's financial performance.

Board of Supervisory Directors

P.A.W. Roef, Chairman
A.G. Jacobs, Vice Chairman
J.L. Brentjens
P.J. van Dun
P.A.F.W. Elverding
F.L.V. Meysman

Executive Board

R.F. van den Bergh, Chairman
G.S. Hobbs, Vice Chairman
M.P. Connors
F.J.G.M. Cremers

Haarlem, March 11, 2003

Other Data

Proposed appropriation of net earnings

AMOUNTS × EUR 1,000	2002	2001
Dividend on priority shares	**0**	0
Dividend on preferred shares	**5,694**	5,694
Dividend on common shares	**136,199**	123,751
Addition to retained earnings	**27,778**	874,651

The proposal regarding appropriation of net earnings assumes that dividends on common shares are fully paid in cash.

Profit appropriation according to the corporate bylaws

The Executive Board with the approval of the Board of Supervisory Directors determines the size of the provisions that are charged to the earnings of the current financial year.

From this profit after provisions, the appropriate level of dividends has been determined as follows: EUR 0.45, is distributed on all priority shares; EUR 0.64, is distributed on all 7% preferred shares, and finally a dividend is distributed on all preferred shares A. This dividend is calculated based on the paid-in part of the nominal amount, of which the dividend equals the average weighted percentage of the EURIBOR for 12 month cash loans for the accounting year, increased by 1%. In case profits are insufficient to pay the previously mentioned distribution on preferred shares A, the distribution will be charged against one or more reserves, to be allocated by the Executive Board.

The remaining balance of the profit is fully available to the General Meeting of Shareholders. However, priority shares and preferred shares cannot receive more than the fixed dividend.

Important events after December 31, 2002

March 3, 2003, VNU announced the sale of its 35% interest in Independant Media Holding bv.

Special voting rights for priority shares

The priority shares of VNU are owned by the Foundation 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv'. Management of the Foundation is composed of members of the Board of Supervisory Directors and the Executive Board of VNU nv.
The special rights of the priority shareholders are: to determine the number of members of the Board of Supervisory Directors; to approve the issuance of shares or to reduce the number of outstanding shares; to acquire or sell VNU shares; to change the articles of the corporate bylaws and to approve the dissolution of the corporation before these decisions are proposed by management to the General Meeting of Shareholders. The division of the voting rights of Management is regulated by a formula, consisting of the number of members of the Board of Supervisory Directors and the Executive Board. In accordance with this formula the majority of voting rights will always be in the hands of the Board of Supervisory Directors, unless there is none. In that event every member has one vote.

According to the unanimous opinion of both the Company and the management of the Foundation 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv', the latter is independent of the Company in accordance with article A 2 B of Appendix X to the Listing Regulations issued by the Amsterdam Stock Exchange Association.

The Foundation 'Stichting VNU'

The objective of the Foundation 'Stichting VNU' is to serve the interests of the company and the businesses operated by the company and its related group companies in such a way that the interests of the company, its businesses and all those involved are secured in the best possible way and influences that could affect the company's interests, independence, its continuity or identity, will to its maximum capability be resisted. 'Stichting VNU' will additionally perform all actions related to or conducive to the previously mentioned objectives.

In case the Board of the Foundation judges it necessary to achieve the objective of the Foundation, it can decide to use its option, which was obtained for an indefinite period of time, to acquire as many preferred shares A as is needed to match the number of votes on all common and 7% preferred shares outstanding.

Declaration of Independence as allowed to Supplement X of the Fund Regulations

The Board of the Foundation 'Stichting VNU' and the Board of VNU nv together declare that 'Stichting VNU' is independent from VNU nv as referred to in Article A 2 B II of Supplement X of the Fund Regulations.

The Foundation 'Stichting VNU' is managed by:
P.J. Kalff, Chairman
Ch. de Monchy, Secretary
M.W. den Boogert
R.H.P.W. Kottman
P.A.W. Roef

Auditors' Report

Introduction

We have audited the 2002 financial statements of VNU nv, Haarlem. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2002 and of the results for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Ernst & Young Accountants
Amsterdam, March 11, 2003

Reports of the Trustee

Report for the financial year 2002 in reference to: The 1.75% subordinated convertible debenture loan issued in 1999, payable in 2004, originally in the amount of EUR 265,000,000 by VNU nv.

Pursuant to the Trust deed notarized by mr. M. van Olffen on November 15, 1999, and modified on July 26, 2002, we report the following.

Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at an effective yield of 4% on November 15, 2004. Through November 8, 2004, debentures are convertible into common shares of VNU nv at EUR 0.20 at a conversion rate of EUR 41.88.

During 2002, no debentures were offered for conversion. Accordingly, at December 31, 2002, the outstanding loan amounted to EUR 264,992,000.

VNU nv has the right, in the event that debentures are offered for conversion, to issue in lieu of shares, to the debenture holder the equivalent in cash in the amount of the average of the opening and closing price of the common shares of VNU nv on the Euronext Amsterdam nv during 5 consecutive stock exchange days and ending on the eighth stock exchange day after the day that the debentures are offered for conversion.

In the event of conversion of debentures, the Trustee has been irrevocably authorized by VNU nv to issue the required number of shares.

In the Trust deed, the formulas regarding adjustment of the conversion rate as stated in Section II in article 2 (b), (c) and (d) have been corrected since they were inaccurate. Because the inaccuracy was a 'manifest error', VNU nv and the Trustee have agreed to correct this 'manifest error'. The correct formulas – which were notarized at July 26, 2002 – can be obtained at the offices of both VNU nv and the Trustee.

Subsequent to November 15, 2002, VNU nv is authorized to redeem the debentures at an earlier date if the closing price of common shares on 20 stock exchange days during a period of 30 consecutive stock exchange days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price, as stated in article 5b of the Trust deed.

In the event that a 'Change of Control' occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, February 26, 2003

Report for the financial year 2002 in reference to: The 1.75% unsubordinated convertible debenture loan issued in 2001, payable in 2006, orginally in the amount of EUR 1,150,000,000 by VNU nv.

Pursuant to article III, 2 of the Trust deed notarized by mr. Chr.M. Stokkermans on May 18, 2001, and modified on July 26, 2002, we report the following.

Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at par on May 18, 2006. Until the fourteenth stock exchange day before the redemption date, the debentures are convertible into common shares VNU nv at EUR 0.20 at a conversion rate that now amounts to EUR 59.50.

During 2002, no debentures were offered for conversion. Accordingly, at December 31, 2002, the outstanding debenture loan amounted to EUR 1,150,000,000.

Pursuant to article I, 7 of the Trust deed, VNU has deposited in the name of the Trustee as many shares as are required in order for the complete conversion of all outstanding debentures.

In the Trust deed, the formulas regarding adjustment of the conversion rate as stated in article 4 (b) (2) (B), (C) and (D) have been corrected since they were inaccurate. Because the inaccuracy was a 'manifest error', VNU nv and the Trustee have agreed to correct this 'manifest error'. The correct formulas – which were notarized at July 26, 2002 – can be obtained at the offices of both VNU nv and the Trustee.

Commencing on May 19, 2004, VNU nv is authorized to redeem the debentures at an earlier date if the closing price of common shares on 20 stock exchange days during a period of 30 consecutive days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price.

In the event that a 'Change of Control' occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, February 26, 2003

Ten-year Financial Summary

Consolidated Balance Sheet before Profit Appropriation at December 31*

AMOUNTS × EUR 1,000	2002	2001	2000
Fixed assets			
Intangible assets	**8,199,748**	9,149,494	6,581,944
Property, plant and equipment	**522,353**	537,515	303,790
Long-term financial assets	**126,020**	171,769	168,845
	8,848,121	9,858,778	7,054,579
Current assets			
Inventories	**62,353**	56,602	95,975
Accounts receivable and other current assets	**1,281,983**	1,509,616	1,113,985
Cash and cash equivalents	**524,515**	623,639	602,422
	1,868,851	2,189,857	1,812,382
Current liabilities	**1,913,779**	2,588,463	1,943,291
Working capital	**(44,928)**	(398,606)	(130,909)
Capital to be financed	**8,803,193**	9,460,172	6,923,670
Non-current liabilities			
Debenture loans and private placements	**3,183,977**	3,355,052	1,771,634
Other long-term liabilities	**102,886**	196,629	231,219
	3,286,863	3,551,681	2,002,853
Provision for liabilities and charges	**331,881**	279,101	173,498
Subordinated loans	**491,882**	491,882	831,984
Minority interests	**105,343**	142,142	168,321
Shareholders' equity			
Capital stock	**52,195**	50,262	49,762
Additional paid-in capital	**2,335,360**	2,067,434	2,050,466
Retained earnings	**2,029,998**	1,873,574	1,646,786
Unappropriated net earnings	**169,671**	1,004,096	–
	4,587,224	4,995,366	3,747,014
Financing capital	**8,803,193**	9,460,172	6,923,670

* Beginning in 2001 the consolidated balance sheet has been prepared before appropriation of net earnings. The years before 2001 are presented after profit appropriation.

1999	1998	1997	1996	1995	1994	1993
5,529,298	2,483,570	331.602	264.726	250.205	219.348	115.260
264,434	209,154	194,868	201,687	200,305	239,340	241,911
244,762	67,020	174,332	152,639	189,699	187,198	164,758
6,038,494	2,759,744	700,802	619,052	640,209	645,886	521,929
81,352	74,036	41,230	35,565	33,621	28,744	21,366
905,453	650,441	436,197	305,012	257,571	248,318	195,410
616,524	325,381	130,372	223,981	126,607	68,256	67,489
1,603,329	1,049,858	607,799	564,558	417,799	345,318	284,265
2,987,447	1,137,039	599,500	480,246	401,084	472,729	337,480
(1,384,118)	(87,181)	8,299	84,312	16,715	(127,411)	(53,215)
4,654,376	2,672,563	709,101	703,364	656,924	518,475	468,714
1,358,241	1,359,239	169,787	169,587	184,688	153,153	132,139
318,470	80,968	102,365	59,618	47,504	53,464	31,380
1,676,711	1,440,207	272,152	229,205	232,192	206,617	163,519
148,523	69,030	34,159	15,760	15,929	27,733	23,872
832,223	567,226	–	–	–	–	5,445
162,593	17,734	–	–	–	–	–
45,137	44,437	44,362	44,337	44,337	44,337	36,169
1,083,821	92,470	87,816	86,250	86,250	86,250	86,250
705,368	441,459	270,612	327,812	278,216	153,538	153,459
–	–	–	–	–	–	–
1,834,326	578,366	402,790	458,399	408,803	284,125	275,878
4,654,376	2,672,563	709,101	703,364	656,924	518,475	468,714

Consolidated Statement of Earnings
Years ended December 31

AMOUNTS × EUR 1,000	2002	2001	2000
Total revenues	**4,275,477**	4,825,093	3,384,560
Personnel costs	**1,885,762**	1,917,675	1,121,073
Raw materials and purchased services	**682,417**	1,009,086	908,923
Other operating expenses	**801,741**	943,496	567,394
Depreciation of property, plant and equipment	**159,715**	148,822	86,320
Total operating costs and expenses	**3,529,635**	4,019,079	2,683,710
Operating income of subsidiaries	**745,842**	806,014	700,850
Equity in operating income of associates	**19,469**	29,187	28,586
Total operating income before goodwill amortization and impairment charges	**765,311**	835,201	729,436
Goodwill amortization	**(248,401)**	(260,885)	(163,362)
Goodwill impairment charges	**(37,963)**	(140,000)	(22,200)
Operating income after goodwill amortization and impairment charges	**478,947**	434,316	543,874
Interest income	**23,796**	41,669	51,698
Interest expense	**(188,777)**	(279,592)	(192,659)
Other financial gains and losses	**(7,000)**	–	–
Results of financial income and expense	**(171,981)**	(237,923)	(140,961)
Earnings from ordinary activities before income taxes	**306,966**	196,393	402,913
Income taxes	**(133,150)**	(172,058)	(161,881)
Earnings from ordinary activities after income taxes	**173,816**	24,335	241,032
Minority interests	**(4,145)**	(9,638)	(19,176)
Earnings from ordinary activities after income taxes and after minority interests	**169,671**	14,697	221,856
Extraordinary items before income taxes	**–**	989,399	577,183
Income taxes	**–**	–	–
Extraordinary items after income taxes	**–**	989,399	577,183
Net earnings	**169,671**	1,004,096	799,039

1999	1998	1997	1996	1995	1994	1993
2,809,151	2,426,631	1,779,038	1,528,878	1,384,929	1,259,655	1,048,440
890,402	724,920	559,710	474,351	428,801	401,114	334,171
838,914	796,994	634,984	578,205	544,410	485,682	430,846
444,975	376,077	292,656	238,949	206,005	187,717	143,426
64,881	55,257	45,115	40,818	45,592	57,764	46,010
2,239,172	1,953,248	1,532,465	1,332,323	1,224,808	1,132,277	954,453
569,979	473,383	246,573	196,555	160,121	127,378	93,987
34,511	17,785	13,584	12,386	24,125	31,626	33,179
604,490	491,168	260,157	208,941	184,246	159,004	127,166
(73,477)	(39,133)	–	–	–	–	–
–	–	–	–	–	–	–
531,013	452,035	260,157	208,941	184,246	159,004	127,166
20,775	22,287	19,027	17,681	17,355	19,208	16,003
(134,917)	(102,229)	(21,576)	(22,052)	(23,464)	(24,192)	(22,306)
–	–	–	–	–	–	–
(114,142)	(79,942)	(2,549)	(4,371)	(6,109)	(4,984)	(6,303)
416,871	372,093	257,608	204,570	178,137	154,020	120,863
(148,981)	(129,768)	(76,924)	(61,018)	(53,901)	(55,147)	(45,699)
267,890	242,325	180,684	143,552	124,236	98,873	75,164
(21,177)	(9,821)	–	–	–	–	–
246,713	232,504	180,684	143,552	124,236	98,873	75,164
(1,785)	18,214	14,217	2,378	72,397	(7,719)	(14,006)
–	–	(4,796)	1	(1,340)	2,325	4,586
(1,785)	18,214	9,421	2,379	71,057	(5,394)	(9,420)
244,928	250,718	190,105	145,931	195,293	93,479	65,744

Consolidated Statement of Cash Flows
Years ended December 31

AMOUNTS × EUR 1,000	2002	2001	2000
Operating income of subsidiaries after goodwill amortization and impairment charges	**459,478**	405,549	516,663
Adjustments for:			
Book gains, included in operating income	**(9,057)**	(11,887)	–
Depreciation of property, plant and equipment	**159,715**	148,822	86,320
Goodwill amortization and impairment charges of subsidiaries and associates	**286,364**	400,465	184,187
Change in provisions and other long-term liabilities	**(10,695)**	(23,647)	(44,364)
Change in accounts receivable and other current assets	**47,193**	(19,733)	(142,422)
Change in inventories	**1,656**	8,683	(12,822)
Change in current liabilities	**(91,282)**	(41,115)	122,834
Change in working capital items	**(42,433)**	(52,165)	(32,410)
Cash flows from operations of subsidiaries	**843,372**	867,137	710,396
Interest received	**22,695**	43,067	43,621
Dividends received from associates	**12,286**	11,455	16,389
Interest paid	**(173,861)**	(262,352)	(178,013)
Income taxes paid	**(79,683)**	(142,189)	(63,952)
	(218,563)	(350,019)	(181,955)
Cash flows from operating activities	**624,809**	517,118	528,441
Acquisition of subsidiaries and associates	**(326,248)**	(2,782,593)	(1,007,043)
Divestiture of subsidiaries and associates	**16,985**	1,289,437	849,283
Net investments in property, plant and equipment	**(197,917)**	(238,617)	(153,488)
Net investments in long-term financial assets	**(7,417)**	10,429	(7,185)
Cash flows from investment activities	**(514,597)**	(1,721,344)	(318,433)
Proceeds from long- and short-term debt	**635,256**	5,739,897	919,315
Repayment of long- and short-term debt	**(992,795)**	(4,268,047)	(1,968,596)
Proceeds from share issuance	**259,922**	9,175	947,646
Dividends paid	**(72,510)**	(69,659)	(65,597)
Cash flows from financing activities	**(170,127)**	1,411,366	(167,232)
Net cash flows	**(59,915)**	207,140	42,776
Foreign currency translation differences and other changes	**(39,209)**	(185,923)	(56,878)
Change in cash and cash equivalents	**(99,124)**	21,217	(14,102)
Free cash flows	**354,382**	208,842	309,356

1999	1998	1997	1996	1995	1994	1993
496,502	434,250	246,573	196,555	160,121	127,378	93,987
–	–	–	–	–	–	–
64,881	55,257	45,115	40,818	45,592	57,764	46,010
73,477	39,133	–	–	–	–	–
(28,285)	(12,248)	28,126	14,486	6,665	6,793	1,190
(86,434)	(51,199)	(81,023)	(43,681)	(13,760)	(8,185)	(8,744)
(6,372)	(9,497)	884	1,431	(5,369)	1,583	(655)
16,385	75,888	46,112	(5,594)	20,618	(16,646)	29,478
(76,421)	15,192	(34,027)	(47,844)	1,489	(23,248)	20,079
530,154	531,584	285,787	204,015	213,867	168,687	161,266
20,639	20,904	20,477	17,456	16,610	18,747	16,008
14,119	8,997	35,251	2,286	5,136	5,335	3,890
(122,962)	(85,769)	(23,388)	(16,091)	(19,734)	(19,498)	(17,776)
(97,325)	(104,136)	(53,776)	(38,214)	(47,703)	(42,463)	(10,767)
(185,529)	(160,004)	(21,436)	(34,563)	(45,691)	(37,879)	(8,645)
344,625	371,580	264,351	169,452	168,176	130,808	152,621
(2,353,975)	(2,213,381)	(275,224)	(57,382)	(202,217)	(349,740)	(55,109)
42,343	133,616	18,188	49,731	117,109	5,469	14,501
(66,056)	(49,732)	(31,147)	(38,348)	(35,558)	(38,293)	(39,494)
(7,645)	(58)	(247)	223	1,787	(4,049)	(907)
(2,385,333)	(2,129,555)	(288,430)	(45,776)	(118,879)	(386,613)	(81,009)
1,759,101	2,145,010	28,803	38,507	76,531	36,442	34,033
(240,874)	(132,622)	(51,853)	(26,046)	(34,850)	(12,252)	(50,823)
955,236	4,728	1,592	–	–	258,453	–
(82,708)	(64,969)	(50,720)	(43,077)	(36,187)	(26,909)	(25,014)
2,390,755	1,952,147	(72,178)	(30,616)	5,494	255,734	(41,804)
350,047	194,172	(96,257)	93,060	54,791	(71)	29,808
(58,904)	837	2,647	4,314	3,561	838	1,765
291,143	195,009	(93,610)	97,374	58,352	767	31,573
195,861	256,879	182,484	88,027	96,431	65,606	88,113

Data per Common Share

	2002	2001	2000
AMOUNTS × EUR 1			
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	**1.83**	1.73	1.78
Earnings before extraordinary items	**0.67**	0.04	0.96
Fully-diluted earnings before extraordinary items	**0.67**	0.04	0.96
Shareholders' equity	**18.52**	20.98	15.90
Cash flows from operating activities	**2.56**	2.18	2.32
Dividends	**0.55**	0.52	0.52
Highest market price	**38.25**	58.45	78.30
Lowest market price	**17.84**	26.16	45.28
Market price at year-end	**24.85**	34.51	52.35

Excluding shareholders' equity, data per common share have been calculated on the basis of the average number of common shares outstanding.

Ratios*

	2002	2001	2000
Operating income : total revenues (in %)	**17.4**	16.7	20.7
Total operating income before goodwill amortization and impairment charges plus interest income : interest expense (interest coverage ratio-target VNU)	**4.2**	3.1	4.1
Earnings before extraordinary items : total revenues (in %)	**4.0**	0.3	6.6
Net earnings : shareholders' equity (in %)	**3.7**	20.1	28.6
Dividends : earnings before goodwill charges and extraordinary items per common share (in %)	**30.1**	30.1	29.2
Current assets : current liabilities	**0.98**	0.85	0.93
Guarantee capital** : long-term liabilities**	**1.58**	1.56	2.31
Shareholders' equity at year-end : financing capital plus current liabilities at year-end	**0.43**	0.41	0.42
Personnel costs per full-time employee (× EUR 1,000)	**50.4**	52.1	59.9
Total revenues per full-time employee (× EUR 1,000)	**114.3**	131.1	180.8
Full-time employees at December 31***	**37,590**	37,235	19,108

* Shareholder's equity and number of full-time employees are weighted averages.
** For a definition of these terms see page 79.
*** Including proportional number of 50% owned subsidiaries.

1999	1998	1997	1996	1995	1994	1993
1.65	1.43	0.95	0.76	0.65	0.55	0.49
1.27	1.23	0.95	0.76	0.65	0.55	0.49
1.27	1.22	0.95	0.75	0.65	0.55	0.49
8.35	3.05	2.13	2.41	2.15	1.57	1.79
1.78	1.96	1.39	0.89	0.89	0.73	0.99
0.48	0.43	0.32	0.25	0.22	0.18	0.16
52.31	39.93	26.18	16.38	10.85	9.21	8.03
30.37	22.78	15.84	10.30	7.39	7.46	3.98
52.18	32.13	25.96	16.38	10.00	8.18	7.88

1999	1998	1997	1996	1995	1994	1993
20.3	19.5	13.9	12.9	11.6	10.1	9.0
4.6	5.0	12.9	10.3	8.6	7.4	6.4
8.8	9.6	10.2	9.4	9.0	7.8	7.2
20.3	51.1	44.1	33.7	56.4	33.4	23.1
29.1	30.1	33.7	32.9	33.8	32.7	32.7
0.54	0.92	1.01	1.18	1.04	0.73	0.84
1.63	0.82	1.46	1.90	1.70	1.37	1.71
0.24	0.15	0.31	0.39	0.39	0.29	0.34
61.0	60.1	54.8	49.8	46.2	48.0	44.4
192.5	201.2	174.2	160.5	149.2	150.7	139.2
19,039	13,310	10,808	9,620	9,437	9,132	7,588

Operating Companies as of March 11, 2003

Marketing Information

New York, NY, United States
management: G.S. Hobbs, Chairman / CEO
T.A. Mastrelli, COO
R. Sherman, CFO

Americas Region
management: S. Schmidt, President / CEO

ACNielsen (The Americas)
United States

ACNielsen Argentina sa
Argentina

ACNielsen do Brasil ltda
Brazil

ACNielsen Company of Canada
Canada

ACNielsen Chile ltda
Chile

ACNielsen de Colombia sa
Colombia

ACNielsen Costa Rica sa
Costa Rica

ACNielsen El Salvador sa de cv
El Salvador

ACNielsen Centroamerica sa
Guatamala

ACNielsen de Honduras sa de cv
office: Guatamala

ACNielsen Mexico sa de cv
Mexico

ACNielsen Nicaragua sa
office: Guatamala

ACNielsen Panamá
Panama

ACNielsen de Puerto Rico, inc
Puerto Rico

ACNielsen Corporation
United States

ACNielsen Uruguay
Uruguay

ACNielsen International Research ltd
United States

BBI Marketing Services, inc
Argentina, Brazil, Mexico, United States

Claritas, inc
United States

Solucient (36%)
United States

Spectra Marketing Systems, inc
United States

Trade Dimensions International, inc
United States

Valassis Relationship Marketing Systems llc (VRMS) (10%)
United States

Europe, Middle East & Africa Region
management: B. Chadbourne, President / CEO

ACNielsen Company & Co sa
Belgium

ACNielsen AMER (Algeria)
office: Cyprus

ACNielsen (Armenia)
office: Cyprus

ACNielsen (Austria) gesmbh
Austria

ACNielsen Azerbaijan ltd
Azerbaijan

ACNielsen AMER (Bahrain)
Bahrain

ACNielsen Belarus ltd
Belarus

ACNielsen Company (Belgium) sa
Belgium

ACNielsen Bulgaria ltd
Bulgaria

ACNielsen (Cameroon)
Cameroon

ACNielsen doo (Croatia)
Croatia

ACNielsen Cyprus ltd
Cyprus

ACNielsen AMER Research ltd (Cyprus)
Cyprus

ACNielsen Czech Republic sro
Czech Republic

ACNielsen AIM a/s
Denmark

ACNielsen AMER (Egypt)
Egypt

ACNielsen Eesti Ou (Estonia)
Estonia

ACNielsen Finland oy
Finland

ACNielsen sa
France

ACNielsen (Georgia)
office: Cyprus

ACNielsen gmbh
Germany

ACNielsen Ghana ltd
Ghana

ACNielsen (Greece) sa
Greece

ACNielsen Piackutató kft (Hungary)
Hungary

ACNielsen of Ireland ltd
Ireland

ACNielsen (Israel) ltd
Israel

ACNielsen Italia spa
Italy

ACNielsen (Ivory Coast)
Ivory Coast

ACNielsen AMER (Jordan)
Jordan

ACNielsen (Kazakhstan) ltd
Kazakhstan

ACNielsen Kenya ltd
Kenya

ACNielsen AMER (Kuwait)
Kuwait

ACNielsen (Kyrghystan)
office: Cyprus

ACNielsen Latvia sia
Latvia

ACNielsen AMER (Lebanon)
Lebanon

ACNielsen Baltics
Lithuania

ACNielsen (Luxembourg)
office: Belgium

ACNielsen ltd srl
Moldova

ACNielsen AMER (Morocco)
Morocco

ACNielsen Nederland bv
The Netherlands

ACNielsen Nigeria ltd
Nigeria

ACNielsen Norge as
Norway

ACNielsen AMER (Oman)
Oman

ACNielsen Polska sp zoo
Poland

ACNielsen (Portugal) – Estudos de Mercado sa
Portugal

ACNielsen AMER (Qatar)
Qatar

ACNielsen Romania srl
Romania

ZAO ACNielsen (Russia)
Russia

ACNielsen AMER (Saudi Arabia)
Saudi Arabia

ACNielsen Slovakia sro
Slovakia

ACNielsen raziskovalna druzba, doo
Slovenia

ACNielsen (South Africa)
South Africa

ACNielsen Company sri
Spain

ACNielsen ab
Sweden

ACNielsen sa
Switzerland

ACNielsen (Tanzania) ltd
Tanzania

ACNielsen AMER (Tunisia)
Tunisia

ACNielsen ZET Arastirma Hizmetleri as
Turkey

ACNielsen Uganda ltd
Uganda

ACNielsen Ukraine llc
Ukraine

ACNielsen AMER (UAE)
United Arab Emirates

ACNielsen Company ltd
United Kingdom

Claritas Europe
The Netherlands

Claritas sa
France

Claritas Deutschland Data + Services gmbh
Germany

Claritas Italia srl (30%)
Italy

Claritas Nederland bv
The Netherlands

Claritas Polska sp. zo.o
Poland

Claritas (Portugal) Precision Marketing lda (62%)
Portugal

RTA Claritas España sa
Spain

Claritas (UK) ltd
United Kingdom

Trade Dimensions (France) sas
France

Trade Dimensions (Deutschland) gmbh
Germany

Altwood Systems ltd
United Kingdom

BPK Groep bv
The Netherlands

BPK Projects bv (70%)
The Netherlands

EuroClix bv (22%)
The Netherlands

Asia Pacific Region
management: F. Martell, President / CEO

ACNielsen Holdings ltd
Hong Kong, China

ACNielsen Australia pty ltd
Australia

ACNielsen (Cambodia)
office: Vietnam

ACNielsen (China) ltd
China

ACNielsen Research Service pvt ltd
India

PT ACNielsen Indonesia
Indonesia

ACNielsen Corporation Japan
Japan

ACNielsen (Malaysia) sdn bhd
Malaysia

ACNielsen (NZ) ltd
New Zealand

ACNielsen Pakistan (pvt) ltd
Pakistan

ACNielsen (Philippines), inc
Philippines

ACNielsen (Singapore) pte ltd
Singapore

ACNielsen (Korea) ltd
South Korea

ACNielsen Taiwan ltd
Taiwan

ACNielsen (Thailand) ltd
Thailand

ACNielsen Vietnam ltd
Vietnam

ORG-MARG Quest ltd (51%)
Bangladesh

ACNielsen ORG-MARG pvt. ltd (96%)
India

ACNielsen Nepal ltd
Nepal

ACNielsen Lanka pvt. ltd
Sri Lanka

Media Measurement & Information

New York, NY, United States
management: M.P. Connors, Chairman / CEO
M.J. Spry, Vice Chairman
J. Epstein, CFO

Media Measurement Division
United States
management: S. Whiting, President, US
R. McCann, Chairman / CEO International

Nielsen Media Research, inc
United States

Nielsen Media Research (Australia)
Australia

Media Focus (50%)
Austria

Nielsen Media Research (Canada)
Canada

Finnpanel (50%)
Finland

Nielsen Media Research gmbh (Germany)
Germany

Nielsen Media Research (Greece)
Greece

Nielsen Media Research (China)
Hong Kong

TAM Media Research (50%)
India

Nielsen Media Research (Indonesia)
Indonesia

Nielsen Media Research (Ireland)
Ireland

Nielsen Media Research (Italy)
Italy

Nielsen Media Research (Malaysia)
Malaysia

Nielsen Media Research (New Zealand)
New Zealand

Nielsen Media Research (Norway)
Norway

Nielsen Media Research (Philippines)
Philippines

Nielsen Media Research (Singapore)
Singapore

Nielsen Media Research (South Africa)
South Africa

Nielsen Media Research (Korea)
South Korea

InfoAdex (50%)
Spain

Nielsen Media Research (Sweden)
Sweden

Media Focus (50%)
Switzerland

Nielsen Media Research (Taiwan)
Taiwan

Nielsen Media Research (Thailand)
Thailand

Nielsen Media Research ltd (United Kingdom)
United Kingdom

IBOPE Latinonamericana sa (11%)
Argentina, Chile, Colombia, Costa Rica, Ecuador, Guatemala, Mexico, Panamá, Paraguay, Peru, Uruguay

IBOPE Pesquisa de Midia ltda (11%)
Brazil

Internet Measurement Division
United States
management: W. Pulver, President

NetRatings, inc (65%)
Australia, Brazil, France, Germany, Hong Kong, Italy, Japan, Spain, Sweden, Switzerland, The Netherlands, United Kingdom, United States

Entertainment Division
United States
management: A. Wing, President

Nielsen EDI (Argentina)
Argentina, Brazil, Chile

Nielsen EDI (Australia)
Australia, New Zealand

Nielsen EDI (France)
France

Nielsen EDI (Germany)
Germany, Austria

Nielsen EDI (Mexico)
Mexico

Nielsen EDI (Spain)
Spain

Nielsen EDI (UK)
United Kingdom, Ireland

Nielsen EDI
United States, Canada

Nielsen ReelResearch
United States

Nielsen Broadcast Data Systems (BDS)
Canada, United States

Nielsen National Research Group (NRG)
United Kingdom, United States

Nielsen Retail Entertainment Information
United States

Nielsen SoundScan, Nielsen VideoScan
Canada, United States

Nielsen BookData/BookScan
Australia, United Kingdom, United States

Aircheck Nederland (51%)
The Netherlands

MusicControl (49%)
Germany

Media Solutions Division
United States
management: C. Lehman, President

IMS
United States

Interactive Market Systems, inc (IMS)
Canada, China, South Africa, United Kingdom, United States

Marketing Resources Plus (MRP)
United States

Scarborough Research (49%)
United States

VNU Consumer Research Services
United States

PERQ/HCI Corporation
United States

SRDS, inc
United States

Business Information

VNU Business Media, inc
New York, NY, United States
management: M. Marchesano, President / CEO
H. Lander, COO
J. Furey, CFO

VNU Business Publications USA
United States, Switzerland, United Kingdom

VNU Expositions, inc
United States, Brazil

VNU eMedia & Information Marketing
United States

VNU Business Media Europe ltd
London, United Kingdom
management: R.H. Bakker, CEO
R.T. Halpenny, CFO

Global Media Europe ltd
United Kingdom

Global Media USA, llc
United States

Marketing Finanza Italia srl
Italy

Publicaciones Profesionales sa
Spain

VNU Business Publications nv
Belgium

VNU Publications France sa
France

VNU Business Publications Deutschland gmbh
Germany

VNU Business Publications Italia srl
Italy

VNU Business Publications bv
The Netherlands

VNU Business Publications España sa
Spain

VNU Business Publications ltd
United Kingdom

Array Publications bv (85%)
The Netherlands

VNU Exhibitions
The Netherlands

BIAS Group
Italy

Imark Communications ltd
United Kingdom

Learned Information (Europe) ltd
United Kingdom

Jaarbeurs Exhibitions & Media bv (50%)
The Netherlands

Directories

VNU World Directories, inc
New York, NY, United States
management: E.G.M. Penninx, CEO
M.C.F. Goegebuer, CFO

VNU World Directories, cvba
Antwerp, Belgium

Gouden Gids bv
The Netherlands

Golden Pages ltd
Ireland

Promedia gcv
Belgium

VNU Publitec Research & Development bv
The Netherlands

Páginas Amarelas sa (50%) *
Portugal

* economic interest 75%

Verizon Information Services – Puerto Rico, inc, S & C (40%)
Puerto Rico

Telkom Directory Services (Pty) ltd (33%)
South Africa

Pagini Aurii sa (28%)
Romania

Other

Roto Smeets De Boer nv (12%)
The Netherlands

Holding Companies

The major companies are:

VNU, inc, United States
ACN Holdings, inc, United States
VNU bv, The Netherlands
VNU International bv, The Netherlands
VNU Beheer bv, The Netherlands
VNU Holdings bv, The Netherlands
VNU Holdco (UK) ltd, United Kingdom
VNU Holding (Deutschland) gmbh, Germany

Name and business location of the VNU subsidiaries and associates mentioned above as of March 11, 2003. Unless otherwise stated, all companies are wholly (100%) owned. A complete list of VNU subsidiaries and associates has been filed with the Chamber of Commerce of Haarlem, The Netherlands.

Corporate Staff

Controlling USA
D.E. Berger

Corporate Controlling
A.H.M. van Schaik

Corporate Communications/Investor Relations
R. de Meel

Corporate Development
T.A. Mastrelli

Corporate Pensions
E. Le Grand

Human Resources/Management Development Europe
J. Lancaster

Human Resources/Management Development USA
Internal Communications
G.E. Challis

Information & Communication Technology
M. O'Toole

Legal Department
E.H. Doppelt

Operational Audit
J.J. Schilder

Tax Department
D.J.W. van Neutegem

Treasury & Insurance
M.J. Borkink

Secretary of the Executive Board/Company
Th.C.M. van Kampen

Investor Relations Information

Common shares of VNU with a nominal value of EUR 0.20.
At December 31, 2002 the number of common shares outstanding was 248 million.
Market value at year-end: EUR 6.2 billion (2001: EUR 8.2 billion).

Listings

Euronext Amsterdam: common shares of VNU nv
Euronext Amsterdam: 7% preferred shares of VNU nv
Euronext Amsterdam: 5.50% debenture loan 1998 – 2008 VNU nv
Euronext Amsterdam: 1.75% subordinated convertible debenture loan 1999 – 2004 VNU nv
Euronext Amsterdam: 1.75% unsubordinated convertible debenture loan 2001 – 2006 VNU nv
Luxembourg Stock Exchange: 6.625% Eurobonds 2000 – 2007 VNU nv
Luxembourg Stock Exchange: 6.75% Eurobonds 2001 – 2008 VNU nv, issued under EMTN program
Euronext Amsterdam: call options of VNU nv; put options of VNU nv

VNU has an over the counter (OTC) ADR program in the United States.
Each ADR represents one commmon share of VNU. The ticker is VNUVY.

Distribution of VNU shares

Based on information provided by financial institutions, the shareholding estimated distribution to be as follows:

	2002	2001
North America	**26.2%**	21.7%
United Kingdom/Ireland	**24.1%**	29.4%
The Netherlands	**19.1%**	19.1%
Continental Europe	**19.1%**	15.9%
Undisclosed	**11.5%**	13.9%

Investor Relations Program

VNU's Investor Relations program is committed to providing investors with an accurate portrayal of VNU's performance and prospects.
Our objectives are to inform the financial markets about VNU's strategy and performance in a consistent, transparent and reliable manner. VNU Investor Relations strives to be responsive, available and timely in its communication.
To meet these objectives we actively communicate with the financial markets in the following way:
- VNU Investor & Analyst Conferences;
- Roadshows in North America, the United Kingdom and Continental Europe;
- Webcast and conference call of the yearly and half-yearly figures;
- Presentations at broker conferences;
- Analyst meetings at VNU Headquarters;
- Credit meetings.

Further communication is provided through: Annual and Half-Yearly reports, Trading Updates, Press Releases, Offering Circulars, Interviews, Faxback service, Electronic bulletin boards, website, e-mails.

Depositary Office

JPMorgan Chase Bank is Depositary for VNU. Shareholder inquiries may be directed to:

JPMorgan Chase Bank
ADR Service Center
P.O. Box 43013
Providence
RI 02940-3013
USA

Indices

VNU is a member of more than 20 equity indices. The most important are:

Index	Weighting
AEX	2.95%
MSCI Euro	0.37%
FTSE E300	0.16%
Euronext Top 100	0.51%

VNU Codes

Bloomberg code	VNUA NA
VNU's Reuters code	VNUN.AS
Sedol code	4970950
Common share ISIN code	NL0000389872
ISIN code in the US	ISIN number for restricted ADRs: US 92856 P2056
Security code ('fondscode') on the AEX	38987

Major Shareholders

According to the regulations of the Substantial Shareholdings Notification Act (Wet Melding Zeggenschap) one shareholder, ING Groep nv, holds 5 to 10% of the outstanding capital in VNU nv at the end of 2002. This holding includes a combination of common shares and preferred shares. The percentage that Aegon nv holds in VNU's common shares outstanding is well below 5%. Free float of common shares can be considered to be 100%.

Important Dates

2003

April	
15	General Shareholders' Meeting
17	Ex quotation 2002 final dividend
May	
7	2002 final dividend to be paid
August	
13	Publication of 2003 first half year results, before opening Euronext Amsterdam
13	Publication of 2003 interim dividend, before opening Euronext Amsterdam
14	Ex quotation 2003 interim dividend
27	2003 interim dividend to be paid
December	
16	Publication of Trading Statement

2004

March	
10	Publication of 2003 results and proposed dividend, before opening Euronext Amsterdam
29	Publication of the 2003 Annual Report
April	
20	General Shareholders' Meeting
22	Ex quotation 2003 final dividend
May	
6	2003 final dividend to be paid
August	
11	Publication of 2004 first half year results, before opening Euronext Amsterdam
11	Publication of 2004 interim dividend, before opening Euronext Amsterdam
12	Ex quotation 2004 interim dividend
26	2004 interim dividend to be paid
December	
15	Publication of Trading Statement

Forward-looking statements

This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Glossary of Terms

ADRs	American Deposit Receipts - certificates of shares representing shares of non-American companies
Cash earnings	earnings before goodwill amortization, impairment charges and extraordinary items
Consumer panel	research tracking the buying behavior of households primarily through the use of in-home scanners
Customized research	delivers information and insights about consumer attitudes and purchasing behavior through surveys, focus groups and other methods
EBITDA	total operating income before depreciation of property, plant and equipment, and goodwill amortization and impairment charges
EMTN	Euro Medium Term Note program
Euronext	exchange organization, founded on September 22, 2000, as a result of a merger between the Amsterdam Exchanges, Brussels Exchanges and Paris Bourse
Full-time	all employees working full-time and part-time adjusted a full-time (person-year) basis
GAAP	Generally Accepted Accounting Principles
Goodwill	difference between the costs of acquisition of an enterprise and the fair value of identifiable assets less identifiable liabilities
Guarantee capital	includes shareholders' equity, subordinated loans and the provision for deferred income taxes
IASB	International Accounting Standards Board
Intangibles	publishing rights plus goodwill
Interest coverage ratio	total operating income before goodwill charges plus interest income divided by interest expense (target VNU)
NGO	Non Governmental Organization
Organic growth	growth on own strength without acquisitions and divestitures and currency exchange differences
Pay-out	proportion of cash earnings, shareholders receive in the form of dividend
Preferred share	share, which declares a constant percentage dividend before common shareholders receive dividends
Retail measurement	provides continuous tracking of consumer purchases at the point of sale through scanning technology and in-store audits
Swap	hedging instrument used to hedge exchange rate and interest rate risks
Working capital	difference between current assets and current liabilities

Colophon

Production	VNU Corporate Communications / Investor Relations
Translation	Harry Rijnen
Design	Eden design & communication, Amsterdam
Photography	Reinier Gerritsen, Amsterdam Eden design & communication, Amsterdam Steel Bokhof, Wilmette, USA (page 38) Jason Clarke Photography, Dublin (page 55) Todd France, New York (page 6)
Composition and printing	PlantijnCasparie Hilversum bv
Publication of	VNU nv Ceylonpoort 5-25 2037 AA Haarlem, The Netherlands P.O. Box 1 2000 MA Haarlem, The Netherlands telephone +31 23 546 34 63 fax +31 23 546 39 38 corporate website: www.vnu.com
Trade registry	34 036 267 Amsterdam Chamber of Commerce
Press contacts	telephone +31 23 546 36 00 fax +31 23 546 39 12 e-mail: vnupr@hq.vnu.com
Investor Relations	telephone +31 23 546 36 00 fax +31 23 546 39 12 e-mail: ir.info@hq.vnu.com

This Report is a translation of the original 2002 Dutch Annual Report.
In the event of textual inconsistencies, the Dutch version prevails.

This document is made accordingly ISO 14001 and printed on 100% chlorine-free paper.

VNU

Agenda

2002

General Meeting of Shareholders

To be held on Tuesday, April 15, 2003
starting at 3:30 p.m. (CET)
at the Hilton Hotel Amsterdam, The Netherlands

Agenda

1 Opening.

2 Report from the Executive Board.

3 **a** Adoption of 2002 Financial Statements.

b Discharge of the Executive Board for their management responsibilities in 2002.

c Discharge of the Board of Supervisory Directors for their supervisory responsibilities over 2002.

4 Appointment of independent auditors.

5 Extension, until October 15, 2004, of the authorization of the Executive Board to have the company acquire common shares, seven percent (7%) preferred shares and preferred shares B in its own capital stock.

6 **a** Extension until October 15, 2004, of the authorization of the Executive Board to issue common shares and seven percent (7%) preferred shares, each with a maximum of ten percent (10%) of the outstanding issued capital of respective type of shares and an additional ten percent (10%) of the outstanding issued capital regarding or in case of merger or acquisition. The proposed authority of the Executive Board as stated in this point includes the authority to grant rights to third parties to acquire such shares to the stated maximum number.

b Extension until October 15, 2004, of the authorization of the Executive Board to issue preferred shares B to a maximum of the number of preferred shares B as included in the authorized share capital at the time of the issue. The proposed authority of the Executive Board includes the authority to grant rights to third parties to acquire such shares to the stated maximum number.

c Extension until October 15, 2004, of the authorization of the Executive Board to limit or exclude the pre-emptive right for the issuance or granting of rights to acquire common shares, based upon the authorization as described in section 6a above.

7 Amendment Articles of Association: Amendment of the authorized capital.

8 Changes in the Board of Supervisory Directors.*
Re-appointment of mr. F.L.V. Meysman per April 15, 2003.
Appointment of mr. R. Dahan per April 15, 2003.
Appointment of mr. G.S. Hobbs per January 1, 2004.

9 Remuneration of the members of the Board of Supervisory Directors.

10 Any other business.

11 Closing of Meeting.

* Explanation to item 8 of the agenda

The General Meeting of Priority Shareholders has made binding recommendations for the (re-)appointments mentioned in this agenda by virtue of Article 13, section 4 of the Articles of Association (Statutes).

General explanation

a This agenda, the 2002 Annual Report, the minutes of the General Meeting of Shareholders on April 16, 2002, the proposed amendment to the Articles of Association, as well as the binding recommendations and further information regarding the (re-)appointments of supervisory directors, are open to inspection and may be obtained by shareholders at the Corporate headquarters, Ceylonpoort 5-25, 2037 AA in Haarlem, The Netherlands, and at the head offices of the banks listed below.

b Holders of bearer shares who wish to attend the meeting, must have deposited a written statement of an affiliated institution at the head office of the following banks, not later than Tuesday, April 8, 2003. Said statement shall be to the effect that the number of bearer shares listed in such statement belongs to its collective depository and that the person mentioned in the statement is a joint owner of the number of shares stated in its collective depository and will be so until after the meeting.
Holders of the depository receipts issued with the cooperation of the company as well as usufructuaries and pledgees holding voting rights who wish to attend the meeting, must have deposited documentary evidence of their rights at the head office of the following banks, not later than Tuesday, April 8, 2003.

ABN AMRO Bank nv
Amsterdam, The Netherlands

Fortis Bank nv
Amsterdam, The Netherlands

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

telephone +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.com